UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 21, 2020

INVITAE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36847	27-1701898
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1400 16th Street, San Francisco, California	94103
(Address of principal executive offices)	(Zip Code)

(415) 374-7782

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NVTA	The New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

ArcherDX Acquisition

On June 21, 2020, Invitae Corporation (“Invitae” or the “Company”), Apollo Merger Sub A Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub A”), Apollo Merger Sub B LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub B”), ArcherDX, Inc., a Delaware corporation (“ArcherDX”), and Kyle Lefkoff, solely in his capacity as holders’ representative, entered into an Agreement and Plan of Merger and Plan of Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Company will acquire 100% of the fully diluted equity of ArcherDX. Pursuant to the Merger Agreement, Merger Sub A will merge with and into ArcherDX, with ArcherDX becoming a wholly-owned subsidiary of the Company and the surviving corporation in the merger (the “Reverse Merger”) and, promptly following the Reverse Merger, ArcherDX will merge with and into Merger Sub B, with Merger Sub B surviving and continuing as a wholly-owned subsidiary of the Company (the “Forward Merger” and, together with the Reverse Merger, the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The aggregate consideration for the Merger will consist of $325.0 million in cash and 30 million shares of the Company’s common stock, $0.0001 par value per share (“Invitae Common Stock”), plus up to an additional 27 million shares of Invitae Common Stock payable in connection with the achievement of certain milestones (the “Earnout Shares”). The consideration to be paid on the closing date is subject to closing-related adjustments, based on ArcherDX’s cash, debt, net working capital and other considerations at the closing of the Merger. Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (i) each outstanding share of ArcherDX capital stock will be converted into the right to receive the number of shares of Invitae Common Stock and a cash payment as specified in the Merger Agreement, and, if a milestone is achieved, the applicable portion of Earnout Shares tied to such milestone, (ii) each outstanding and unexercised ArcherDX stock option will be converted into the right to receive a cash payment and an option to purchase shares of Invitae Common Stock as specified in the Merger Agreement, and, if a milestone is achieved, the applicable portion of Earnout Shares tied to such milestone, subject to continued service at the time of achievement of such milestone in the instance of such Earnout Shares, and (iii) each unexpired, unexercised and outstanding ArcherDX warrant will be converted into the right to receive the number of shares of Invitae Common Stock and cash payment as specified in the Merger Agreement, and, if a milestone is achieved, the applicable portion of Earnout Shares tied to such milestone. No fractional shares will be issued in connection with the Merger and any shares issuable to a single holder on a particular date will be aggregated and rounded up to the nearest whole number.

For a period of 90 days following the closing of the Merger, all Invitae Common Stock issued to ArcherDX’s security holders in connection with the Merger will be subject to a lock-up restriction, pursuant to which such holders of Invitae Common Stock will not be able to sell, transfer, or otherwise dispose of such Invitae Common Stock.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company at a special meeting of stockholders to be called by the Company. The Merger Agreement contains specified termination rights for both the Company and ArcherDX, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be obligated to pay a fee of $30.0 million, although such fee may be applied toward payments otherwise required from the Company pursuant to a collaboration, partnership, research and development, commercial or similar agreement that the parties may negotiate following a termination of the Merger Agreement, if applicable.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or ArcherDX. The Merger Agreement contains representations and warranties by the Company and ArcherDX, which are made solely for the benefit of the respective parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by the parties to each other in connection with the signing of the Merger Agreement. Certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties thereto. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the respective agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

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Additional Information

In connection with the proposed transaction, Invitae will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus of Invitae (the “proxy statement/prospectus”), and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Invitae’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Invitae when it becomes available. The documents filed by Invitae with the SEC may be obtained free of charge at Invitae’s website at www.invitae.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Invitae by requesting them by mail at Invitae Corporation, 1400 16th Street, San Francisco, California 94103, or by telephone at (415) 374-7782.

Participants in the Solicitation

Invitae, ArcherDX and each of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Invitae’s directors and executive officers is available in Invitae’s proxy statement dated April 29, 2020 for its 2020 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Invitae as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Private Placement

On June 21, 2020, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 16,320,476 shares of Invitae Common Stock at a price of $16.85 per share, for gross proceeds to the Company of approximately $275.0 million (the “Private Placement”). The Private Placement is expected to close concurrently with the closing of the Merger, subject to the satisfaction of customary closing conditions.

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In connection with the Private Placement, the Company is expected to enter into a Registration Rights Agreement with the Investors (the “Registration Rights Agreement”), pursuant to which the Company will agree to file a registration statement with the SEC covering the resale of the shares of Invitae Common Stock sold in the Private Placement. The Company has agreed to file the registration statement within 60 days of the closing of the Private Placement. The Registration Rights Agreement includes customary indemnification rights in connection with the registration statement.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Form of Registration Rights Agreement, which are attached as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K, respectively, and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement are made solely for the benefit of the parties to the Purchase Agreement and the Registration Rights Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Registration Rights Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Debt Commitment Letter

In connection with the Merger Agreement, on June 21, 2020, the Company entered into a debt commitment letter (the “Commitment Letter”) with Perceptive Credit Holdings III, LP (“Perceptive”), pursuant to which Perceptive committed to provide a senior secured team loan facility (the “Term Loan Facility”) in an aggregate principal amount of up to $200.0 million, subject to the satisfaction of certain customary closing conditions (the “Debt Financing”). The Term Loan Facility is available (i) to finance, in whole or in part, the Merger, (ii) to pay fees, costs and expenses related to the Merger, the Debt Financing and the other transactions related to the Merger and (iii) for other general working capital purposes.

The Term Loan Facility is available in a single borrowing of at least $135.0 million and up to $200.0 million on the closing date of the Merger. The Company will pay up to $5.0 million in customary commitment and closing fees in connection with obtaining the Debt Financing. Amounts drawn under the Term Loan Facility will bear interest at an annual rate equal to LIBOR, subject to a 2.00% LIBOR floor, plus a margin of 8.75%, payable quarterly in arrears. The Term Loan Facility will not amortize and all amounts outstanding under the Term Loan Facility will mature on (i) June 1, 2024 if at such time the Company’s 2.00% convertible senior notes due 2024 (the “2024 Notes”) are outstanding and are due to mature on or prior to September 1, 2024 (provided that if the maturity of at least 80% of the 2024 Notes has been extended to a date after September 1, 2024 and prior to September 1, 2025, the Term Loan Facility will mature on the date that is 90 days prior to the extended maturity date of the 2024 Notes), or (ii) otherwise, on June 1, 2025. If the Term Loan Facility is prepaid, the Company must pay a prepayment fee of 6% if the prepayment occurs prior to the third anniversary of the closing date or 4% if the prepayment occurs after the third anniversary of the closing date and the Company must also pay a make-whole fee if the prepayment occurs prior to the second anniversary of the closing date. Cowen and Company, LLC (“Cowen”) served as the Company’s exclusive financial advisor with respect to the Debt Financing and the Company will pay Cowen a fee of up to $3.0 million for such services on the closing date.

The Term Loan Facility will be secured by a first priority lien on all assets of the Company and its subsidiaries, and will be guaranteed by the Company’s subsidiaries, in each case, excluding certain agreed upon subsidiaries. The Debt Financing documentation will contain customary representations and warranties and covenants, including financial covenants that require the Company to maintain a minimum cash balance and minimum quarterly revenue levels to be agreed. In addition, the Company has agreed to issue to Perceptive on the closing date warrants to purchase 1 million shares of Invitae Common Stock at an exercise price of $16.85 per share. The Debt Financing (including the issuance of the warrants) is expected to close concurrently with the Merger.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in their entirety by reference to the Commitment Letter, which is attached as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

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Item 3.02	Unregistered Sales of Equity Securities.

Pursuant to the Private Placement described in Item 1.01 above, which description under the caption “Private Placement” is hereby incorporated by reference into this Item 3.02, the Company has agreed to sell shares of Invitae Common Stock to be issued in the Private Placement to accredited investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Company will rely on this exemption from registration based in part on representations made by the Investors. Cowen and Company, LLC served as lead-placement agent and Perella Weinberg Partners L.P. served as co-placement agent for the Company in connection with the Private Placement and will receive fees in the aggregate of approximately $11.25 million. The net proceeds to the Company from the Private Placement, after deducting the placement agent fees, are expected to be approximately $263.75 million. The securities to be sold in the Private Placement have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration requirements. Neither this Current Report on Form 8-K nor any exhibit attached hereto shall constitute an offer to sell or the solicitation of an offer to buy shares of Invitae Common Stock or any other securities of the Company.

Pursuant to the Debt Financing described in Item 1.01 above, which description under the caption “Debt Commitment Letter” is hereby incorporated by reference into this Item 3.02, the Company has agreed to issue to Perceptive warrants to purchase 1 million shares of Invitae Common Stock at an exercise price of $16.85 per share pursuant to the Debt Financing in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Company will rely on this exemption from registration based in part on representations from Perceptive. Such warrants as well as the underlying shares of Invitae Common Stock have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration requirements. Neither this Current Report on Form 8-K nor any exhibit attached hereto shall constitute an offer to sell or the solicitation of an offer to buy such warrants, the underlying shares of Invitae Common Stock or any other securities of the Company.

Forward-Looking Statements

This Current Report on Form 8-K contains statements, including statements regarding the proposed acquisition of ArcherDX by Invitae, that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical fact included in this communication regarding strategies, synergies, prospects, financial results, operations, costs, plans, objectives and the proposed acquisition of ArcherDX by Invitae are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expected future operating results, future products and services and customers served, regulatory submissions, anticipated results of product development efforts, potential addressable markets, the impact of COVID-19, the anticipated benefits of the proposed acquisition of ArcherDX, including expected synergies, opportunities, product offerings and financial and other impacts, the transaction structure and financing plans, and the expected timing of completion of the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, but are not limited to: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the availability and sufficiency of reimbursement; the amount and nature of competition; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the impact of COVID-19 on the business of Invitae and ArcherDX; Invitae’s ability to manage its growth effectively; the ability of Invitae and ArcherDX to successfully develop new products and services; the ability

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to effectively utilize strategic partnerships and acquisitions; the ability of Invitae and ArcherDX to obtain and maintain regulatory approvals and comply with applicable regulations; the ability of Invitae and ArcherDX to obtain the required regulatory approvals for the proposed merger and the approval of Invitae’s stockholders, and to satisfy the other conditions to the closing of the acquisition and related financing transactions on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Invitae and ArcherDX to terminate the merger agreement; negative effects of the announcement or the consummation of the acquisition on the market price of Invitae Common Stock and/or on the companies’ respective businesses, financial conditions, results of operations and financial performance; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of ArcherDX cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of ArcherDX; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of ArcherDX’s operations with those of Invitae will be greater than expected; the ability of the individual companies and the combined company to retain and hire key personnel; Invitae’s failure to manage growth effectively; Invitae’s need to scale its infrastructure in advance of demand for its tests and to increase demand for its tests; Invitae’s ability to use rapidly changing genetic data to interpret test results accurately and consistently; security breaches, loss of data and other disruptions; laws and regulations applicable to Invitae’s business, and the risks and uncertainties set forth in Invitae’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC and other written statements made by Invitae from time to time. There can be no assurance that the proposed acquisition of ArcherDX will in fact be consummated in the manner described or at all. Forward-looking statements speak only as of the date hereof, and Invitae disclaims any obligation to update any forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Plan of Reorganization, dated as of June 21, 2020, by and among Invitae Corporation, Apollo Merger Sub A Inc., Apollo Merger Sub B LLC, ArcherDX, Inc. and Kyle Lefkoff, solely in his capacity as holders’ representative.

10.1*	Securities Purchase Agreement, dated as of June 21, 2020, by and among Invitae Corporation and the investors identified therein.

10.2	Form of Registration Rights Agreement.

10.3	Commitment Letter, dated as of June 21, 2020, by and between Invitae Corporation and Perceptive Credit Holdings III, LP.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2020

INVITAE CORPORATION

By:	/s/ Shelly D. Guyer
Name:	Shelly D. Guyer
Title:	Chief Financial Officer

Exhibit 2.1

Execution Draft

AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION

among

INVITAE CORPORATION,

APOLLO MERGER SUB A INC.,

APOLLO MERGER SUB B LLC,

ARCHERDX, INC.

and

KYLE LEFKOFF,

solely in his capacity as HOLDERS’ REPRESENTATIVE

June 21, 2020

Execution Draft

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS; CONSTRUCTION		2
1.1	Certain Definitions	2

ARTICLE II THE CONTEMPLATED TRANSACTIONS		20
2.1	The Mergers	20
2.2	Closing	20
2.3	Effects of the Mergers	20
2.4	Organization Documents of the Surviving Company	21
2.5	Management of the Surviving Company	21
2.6	Effect of the Reverse Merger on Capital Stock	21
2.7	Effects of Reverse Merger on Company Options	22
2.8	Effects of Reverse Merger on Company Warrants	24
2.9	Rights Cease to Exist	25
2.10	No Fractional Shares; Offset Right	25
2.11	Delivery of Calculations	26
2.12	Payments At Closing	27
2.13	Issuances of Shares Following Closing	27
2.14	Non-Conversion	27
2.15	Exchange Agent; Submission of Letters of Transmittal	28
2.16	No Liability	29
2.17	Withholding Taxes	29
2.18	Adjustments	29
2.19	Post-Closing Adjustment Amount	30
2.20	Effect of the Forward Merger on Capital Stock	31
2.21	Milestones	31
2.22	Tax Consequences	34

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		35
3.1	Organizational Matters	36
3.2	Authority; Noncontravention; Voting Requirements	37
3.3	Capitalization	38
3.4	No Consents or Approvals	39
3.5	Financial Matters	39
3.6	Absence of Certain Changes or Events	40
3.7	Legal Proceedings	40

3.8	Compliance with Laws; Permits	40
3.9	Taxes	42
3.10	Employee Benefits and Labor Matters	45
3.11	Environmental Matters	48
3.12	Contracts	48
3.13	Assets: Title, Sufficiency, Condition	49
3.14	Intellectual Property; Technology; Privacy and Security; Information Systems; Disaster Recovery	49
3.15	Related Party/Affiliate Transactions	53
3.16	Certain Business Practices	53
3.17	Information Supplied	53
3.18	Company Form S-1	53
3.19	Brokers and Other Advisors	54
3.20	Exclusivity of Representations and Warranties	54

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		54
4.1	Organization	54
4.2	Authority; Non-Contravention	54
4.3	Governmental Approvals	55
4.4	SEC Documents	55
4.5	Shares of Common Stock	56
4.6	Availability of Funds	56
4.7	Information Supplied	56
4.8	Reliance	56
4.9	Forward-looking Information	57
4.10	Tax Treatment of the Mergers	57

ARTICLE V CERTAIN AGREEMENTS OF THE PARTIES		57
5.1	Conduct of the Business of the Company Group	57
5.2	Conduct of the Business of Parent	60
5.3	Form S-4 Registration Statement; Proxy Statement/Prospectus	61
5.4	Parent Stockholder Approvals; Company Stockholder Approvals	63
5.5	Appropriate Action; Consents; Filings	64
5.6	Public Announcements	66
5.7	Access to Information	66
5.8	Notification of Certain Matters	67
5.9	Tax Matters	67

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5.10	Employee Matters and Company Plans	70
5.11	No Negotiations, Etc.	71
5.12	Officers and Directors Insurance and Indemnification	72
5.13	Natera Litigation	73
5.14	Section 16 Matters	73
5.15	Listing	73
5.16	Parent Action	73
5.17	Additions to Parent Board	73
5.18	Registration Statement	74

ARTICLE VI CONDITIONS TO CLOSING		75
6.1	Conditions to Obligations of Parent, Merger Sub A and Merger Sub B	75
6.2	Conditions to Obligation of the Company	77

ARTICLE VII TERMINATION		78
7.1	Termination	78
7.2	Effect of Termination	79

ARTICLE VIII SURVIVAL, OFFSET RIGHT AND HOLDERS’ REPRESENTATIVE		80
8.1	Survival	80
8.2	Offset Right	80
8.3	Mechanics of Offset Right	81
8.4	Holders’ Representative	82

ARTICLE IX GENERAL PROVISIONS		85
9.1	Interpretation	85
9.2	Notices	86
9.3	Assignment and Succession	87
9.4	Amendment or Supplement	87
9.5	Waivers	87
9.6	Entire Agreement	87
9.7	No Third-Party Beneficiaries	87
9.8	Specific Performance	87
9.9	Severability	88
9.10	Costs and Expenses	88
9.11	Time of Essence	88
9.12	Counterparts	88
9.13	Governing Law	88

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9.14	Dispute Resolution	88
9.15	Non-Recourse	89
9.16	Waiver of Conflict of Interest; Privileged Communications	90

LIST OF EXHIBITS AND SCHEDULES

Exhibits
Exhibit A	-	Irrevocable Written Consent of Stockholders
Exhibit B-1	-	Mergers and Acquisitions Insurance Binder
Exhibit B-2	-	Confirmation of Coverage
Exhibit C	-	Milestones
Exhibit D	-	Certificate of Reverse Merger
Exhibit E	-	Certificate of Forward Merger
Exhibit F	-	Third Party Consents and Notices

Schedules
Schedule 1	-	Holders Executing Irrevocable Written Consent of Stockholders

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Execution Draft

AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION (this “Agreement”) is entered into and dated as of June 21, 2020 (the “Agreement Date”) by and among: (i) Invitae Corporation, a Delaware corporation (“Parent”); (ii) Apollo Merger Sub A Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub A”); (iii) Apollo Merger Sub B LLC, a Delaware limited liability company and a wholly owned, direct subsidiary of Parent (“Merger Sub B” and with Merger Sub A, each a “Merger Sub” and together, the “Merger Subs”); (iv) ArcherDX, Inc., a Delaware corporation (the “Company”); and (v) Kyle Lefkoff, solely in his capacity as the representative, agent and attorney-in-fact of the Holders (the “Holders’ Representative”), but solely with respect to the provisions expressly applicable to the Holders’ Representative as set forth herein. Each of Parent, Merger Sub A, Merger Sub B, the Company and the Holders’ Representative may be individually referred to herein as a “Party” and collectively referred to herein as the “Parties.” Capitalized terms used herein have the meanings ascribed thereto in ARTICLE I or elsewhere in this Agreement as identified in ARTICLE I.

RECITALS

WHEREAS, the Company, Parent and Merger Sub A intend to effect a merger of Merger Sub A with and into the Company (the “Reverse Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), whereupon consummation of the Reverse Merger, Merger Sub A shall cease to exist and the Company shall become a wholly-owned Subsidiary of Parent;

WHEREAS, as part of the same overall transaction, promptly following the Reverse Merger, the Company, Parent and Merger Sub B intend to effect a merger of the Company with and into Merger Sub B (the “Forward Merger” and, together with the Reverse Merger, the “Mergers”) in accordance with this Agreement and the Delaware Limited Liability Company Act (the “DLLCA”), whereupon consummation of the Forward Merger, the Company shall cease to exist and Merger Sub B shall survive the Forward Merger as a continuing wholly-owned Subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent, the Company and Merger Sub A, and the sole member of Merger Sub B have each approved, adopted and declared advisable this Agreement and the Transactions, in accordance with the DGCL, the DLLCA and upon the terms and subject to the conditions set forth herein;

WHEREAS, no less than one (1) hour after the execution and delivery of this Agreement the Company shall deliver to Parent an irrevocable Written Consent of Stockholders in the form attached as Exhibit A hereto (the “Written Consent”), executed by all of the Persons listed on Schedule 1 hereto (the “Consenting Stockholders”), pursuant to which such Persons, among other things and representing the Requisite Stockholder Approval, approve this Agreement, the Mergers and the other Transactions; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Mergers contemplated herein shall be considered together as a single integrated transaction for U.S. federal income Tax purposes and that the Mergers shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in accordance with IRS Revenue Ruling 2001-46, 2001-2 C.B. 321.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS; CONSTRUCTION

1.1 Certain Definitions. The following terms shall have the following meanings in this Agreement:

“Accounting Methodology” means the accounting methods, practices and procedures used to prepare the Financial Statements.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing provisions that are no less favorable in the aggregate to the Company than those contained in the Existing NDA, with any changes thereto as may be reasonably necessary to give effect to the identity of the party; provided, that, an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Existing NDA so long as the Company offers to amend the Existing NDA concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the Parties.

“Action” means any claim, controversy, suit, action or cause of action, litigation, arbitration, known investigation, opposition, interference, audit, hearing, demand, assessment, complaint, citation, proceeding, order or other legal proceeding (whether sounding in contract or tort or otherwise, whether civil, criminal, administrative or otherwise and whether brought at law or in equity or under arbitration or administrative regulation).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, from and after the Closing Date, no member of the Company Group shall be deemed to be an Affiliate of the Holders.

“Anti-Kickback Statute” means the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), and all regulations promulgated thereunder.

“Baby Genes Merger Agreement” means that certain Agreement and Plan of Merger, dated October 2, 2018, and amended March 4, 2020, by and among the Company, ArcherDX Sub, Inc. and Baby Genes, Inc.

“Banker Milestone Fee Cash Equivalent” means the product of (i) the Milestone Shares for such Milestone (as adjusted pursuant to any exercise of the Offset Right) multiplied by (ii) the Parent Trading Price (but calculated, for this purpose, for the twenty (20 trading day period ending five (5) Business Days preceding the applicable Milestone Date rather than the Closing Date) multiplied by (iii) 0.85%.

“Banker Milestone Fee Share Equivalent” means the product of (i) the Milestone Shares for such Milestone (as adjusted pursuant to any exercise of the Offset Right) multiplied by (ii) 0.85%.

“Base Upfront Cash Consideration” means Three Hundred Twenty-Five Million Dollars ($325,000,000).

“Binder Agreement” means, collectively, (i) the Mergers and Acquisitions Insurance Binder, dated as of the Agreement Date, between Indian Harbor Insurance Company and Parent, substantially in the form attached to this Agreement as Exhibit B-1, and (ii) the Confirmation of Coverage, dated as of the Agreement Date, issued by Ambridge Partners LLC to Parent, substantially in the form attached to this Agreement as Exhibit B-2.

“Breakage Costs” means any termination fees, prepayment premiums, penalties, make-whole payments, breakage costs or other similar fees, costs or expenses incurred in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any Company Debt, including pursuant to the Perceptive Credit Agreement.

“Business” means the business of the Company Group set forth in the Company Form S-1.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in San Francisco, California are authorized or required by Law or order to remain closed.

“Cause” means (i) the willful and deliberate failure by a Person to perform such Person’s duties and responsibilities which is not remedied within ten (10) days after receipt of written notice from the Chief Executive Officer or General Counsel of the Surviving Company, Parent or any Subsidiary of Parent, as applicable, specifying such failure, (ii) willful misconduct by such Person that could be injurious to the business or reputation of the Surviving Company, Parent or any Subsidiary of Parent, as applicable, including fraud, embezzlement or misappropriation of funds or a willful violation of confidential information obligations, or (iii) such Person’s conviction of, or plea of guilty or nolo contendere by such Person to, any felony or gross misdemeanor punishable by imprisonment in the jurisdiction involved.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, Public Law No: 116-136.

“CERCLA” is defined within the definition of “Environmental Laws” below.

“Charter Documents” means, with respect to any entity, the certificate of incorporation and bylaws or similar organizational documents of such entity.

“Closing Cash” means the fair market value of all cash and cash equivalents held by the Company Group as of the Closing (before taking into account the consummation of the Transactions), determined in accordance with the Accounting Methodology (including, for the avoidance of doubt, inbound wire transfers of deposits in transit), excluding, to the extent applicable, (i) outstanding (uncleared) checks, drafts and outbound wire transfers or deposits in transit, (ii) restricted balances, (iii) amounts held in escrow and (iv) the proceeds of any casualty loss with respect to any asset held or owned by the Company Group (to the extent that any such asset has not been repaired or replaced or the liability for the repair or replacement of such asset has not been paid or accrued as a current liability).

“Closing Net Working Capital” means, as of the Closing, an amount equal to (i) the sum of (A) the current assets of the Company Group, other than cash and cash equivalents, plus (B) Closing Cash, reduced by (ii) the current liabilities of the Company Group (excluding Company Debt and Company Transaction Expenses), in each case as determined in accordance with the Accounting Methodology; provided, however, any Taxes included in Closing Net Working Capital shall be calculated as of the close of business on the Closing Date and in accordance with Section 5.9(b) and the definition of Pre-Closing Taxes.

“Closing Payroll Taxes” means the employer-portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, Company Option exercises, payments in respect of Company Options or other compensatory payments made in connection with the Transactions to the extent such payments are made at or substantially contemporaneously with, the Closing.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Collection and Use” (and its variants) means, to the extent applicable, the collection, use, storage, receipt, purchase, sale, maintenance, transmission, transfer, disclosure, processing and/or use of Personal Data.

“Company Capital Stock” means, collectively, shares of the Company Common Stock and Company Preferred Stock.

“Company Common Stock” means shares of the Company’s common stock, par value $0.01 per share.

“Company Debt” means, as at any time with respect to the Company Group, without duplication, all Liabilities with respect to principal, accrued and unpaid interest, penalties, premiums and any other fees, expenses and breakage costs on and other payment obligations arising under any (i) indebtedness for borrowed money (including amounts outstanding under overdraft facilities), (ii) indebtedness issued in exchange for or in substitution for borrowed money, (iii) obligations for the deferred purchase price of property, goods or services other than trade payables arising in the Ordinary Course of Business (but including any deferred purchase price Liabilities, earnouts, contingency payments, seller notes, promissory notes or similar Liabilities, in each case, related to past acquisitions by any member of the Company Group and for the avoidance of doubt, whether or not contingent), (iv) obligations evidenced by any note, bond, debenture, guarantee or other debt security or similar instrument or Contract, (v) liabilities under capitalized leases, (vi) obligations, contingent or otherwise, in respect of amounts drawn under letters of credit and banker’s acceptance or similar credit transactions, (vii) obligations under Contracts relating to interest rate protection or other hedging arrangements, to the extent payable if such Contract is terminated at Closing, and (viii) guarantees of the types of obligations described in sub clauses (i) though (vii) above. Without limiting the foregoing, Company Debt also includes all Breakage Costs. For the avoidance of doubt, no Taxes shall be included in Company Debt.

“Company Form S-1” means the Company’s Registration Statement on Form S-1, filed with the SEC on June 5, 2020 (Registration No. 333-238993).

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company Group or used by the Company Group in connection with the Business, including all Intellectual Property Rights in and to Company Technology.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company Group.

“Company Option” means an option to acquire shares of the Company’s Common Stock issued pursuant to the Company Option Plan.

“Company Option Plan” means the ArcherDX, Inc. 2015 Equity Incentive Plan, as amended.

“Company Optionholder” means a holder of a Company Option.

“Company Plans” means (i) “employee benefit plans” (as defined in Section 3(3) of ERISA, as amended), (ii) individual employment, consulting, change in control, severance or other agreements or arrangements and (iii) other benefit plans, policies, agreements or arrangements, including bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, profit sharing, change in control, severance, pension, retirement, welfare, sick leave, vacation, loans, salary continuation, health, dental, disability, flexible spending account, service award, fringe benefit, life insurance and educational assistance plans, policies, agreements or arrangements, whether written or oral, under which any Employee, Consultant or director of the Company Group participates and which is maintained, contributed to or participated in by any member of the Company Group, or with respect to which any member of the Company Group has or may have any obligation or liability, contingent or otherwise.

“Company Platform” means the Company’s product development platform as described in the Company Form S-1.

“Company Preferred Stock” means, collectively, shares of the Company’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), the Company’s Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) and the Company’s Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”).

“Company Stockholder” means a holder of Company Capital Stock as of the Agreement Date.

“Company Technology” means any and all Technology that is owned by any member of the Company Group or used in connection with the Business, including Proprietary Software.

“Company Transaction Expenses” means an amount equal to (i) the aggregate fees and expenses incurred at or prior to the Effective Time payable or reimbursable by any member of the Company Group to third parties in connection with the negotiation, entering into and consummation of this Agreement and the Transactions, including the fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by any member of the Company Group in connection with the Transactions (excluding, for the avoidance of doubt, the Banker Milestone Fee Cash Equivalent), plus (ii) (A) any bonus, severance or other payment that is created, accelerated, accrues or becomes payable by any member of the Company Group to any present or former director, stockholder, Employee or Consultant, including pursuant to an employment agreement, Company Plan or any other Contract, and (B) without duplication of any other amounts included within this definition, any other payment, expense, fee or Tax that accrues or becomes payable by any member of the Company Group to any Governmental Authority or other Person under any Law or Contract, including in connection with the making of any filings (excluding the Regulatory Filing Fees), the giving of any notices or the obtaining of any consents, authorizations or approvals, in each case of (A) and (B), as a result of the consummation of the Transactions (including the Mergers) or in connection with the execution and delivery of the Agreement or any other Transaction Agreement, plus (iii) all Closing Payroll Taxes, plus (iv) fifty percent (50%) of all fees and costs (including any premiums, brokerage fees and commissions, premium or surplus lines taxes, and underwriting or due diligence fees) associated with the R&W Insurance Policy in an amount not to exceed $1,150,000, plus (v) fifty percent (50%) of the fees and costs (including any premiums, brokerage fees and commissions, premium or surplus lines taxes, and underwriting or due diligence fees) associated with the D&O Tail Insurance, in each case (i) through (v) above, to the extent such amount is unpaid as of the Effective Time. For the avoidance of doubt, (x) the Banker Milestone Fee Cash Equivalent and Banker Milestone Fee Share Equivalent are one and the same and shall be paid only once in each case and (y) the Banker Milestone Fee Cash Equivalent would otherwise be included as a Company Transaction Expense except that it will, as applicable, be deducted from payouts of Milestone Shares as set forth herein and is thus not intended to be a deduction against the Upfront Cash Consideration.

“Company Warrant” means a warrant to acquire shares of the Company’s Capital Stock.

“Company Warrantholder” means a holder of a Company Warrant.

“Contract” means any contract, loan or credit agreement, debenture, note, guaranty, bond, mortgage, indenture, deed of trust, license, lease or other agreement, arrangement or instrument (in each case, as applicable, whether written or oral) that is legally binding, as well as any term sheet, course of dealing or other arrangement pursuant to which any duty, obligation or Liability may exist.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Disclosure Schedule” means a document delivered by the Company to Parent referring to the representations and warranties in ARTICLE III.

“Dissenting Shares” means shares of Company Capital Stock held by a Holder who has properly demanded and not effectively withdrawn or lost such Holder’s appraisal, dissenters’ or similar rights for such shares under the DGCL.

“DOL” means the United States Department of Labor.

“DR Plans” means the Company Group’s disaster recovery and business continuity plans.

“Employee Option” means any Company Option granted to the holder in the holder’s capacity as, or had vesting tied to the holder’s performance of services as, an employee of any member of the Company Group for applicable employment Tax purposes.

“Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, liens, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any Action, claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or administrative regulation, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental Permit, order or agreement with any Governmental Authority or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or Release or threatened Release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, all as from time to time in effect, and any successor Laws thereto.

“European Economic Area” means the member countries of the European Union, Norway, Iceland and Lichtenstein.

“Expense Fund Amount” means $1,000,000.

“False Claims Act” means the Federal False Claims Act, 31 U.S.C. § 3729 et seq., and all regulations promulgated thereunder.

“Families First Act” shall mean the Families First Coronavirus Response Act, Public Law No: 116-127.

“Final Upfront Cash Consideration” means the sum of (i) the Base Upfront Cash Consideration, minus (ii) the Company Debt, minus (iii) the Company Transaction Expenses, minus (iv) the amount, if any, by which the Net Working Capital Threshold exceeds the Closing Net Working Capital plus (v) the amount, if any, by which the Closing Net Working Capital exceeds the Net Working Capital Threshold plus (vi) the aggregate amount of the exercise price of all Company Options and Company Warrants (except for any Company Warrant that will be exercised on a “net exercise” or similar basis in accordance with its terms).

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC (including any pre-effective or post-effective amendments or supplements thereto) registering the public offering and sale of shares of Parent Common Stock to be issued in connection with the Transactions.

“Fully Diluted Shares of Company Stock” means the sum, without duplication, of (a) the aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Closing, plus (b) the aggregate number of shares of Company Capital Stock issuable upon exercise of all Company Options that are issued and outstanding immediately prior to the Closing (assuming, for this purpose, acceleration of all vesting periods applicable to the Company Options), plus (c) the aggregate number of shares of Company Capital Stock issuable upon exercise of all Company Warrants that are issued and outstanding immediately prior to the Closing (assuming, for this purpose, acceleration of all vesting periods applicable to the Company Warrants), plus (d) the aggregate number of shares of Series A Preferred Stock that are issuable as contingent consideration pursuant to the Baby Genes Merger Agreement, plus (e) the aggregate number of any other shares of Company Capital Stock that are issuable pursuant to any option, warrant, convertible security or other right.

“GAAP” means the generally accepted accounting principles in the United States.

“Good Reason” means, with respect to any employee, the occurrence of any of the following, in each case without such Person’s written consent, (i) a material reduction in such Person’s base salary other than a general reduction in base salary that affects similarly situated employees without such Person’s written consent, or (ii) a relocation of such Person’s principal place of employment by more than 50 miles without such Person’s written consent; provided, that, for the avoidance of doubt, this definition shall not include those changes to employment reflected in employment agreements and related materials executed by such Person as part of the Transactions.

“Governmental Authority” means any (i) nation, region, state, county, city, town, village, district or other jurisdiction, (ii) federal, state, local, municipal, foreign or other government, (iii) department, agency or instrumentality of a foreign or other government, including any state-owned or state-controlled instrumentality of a foreign or other government, (iv) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (v) international or multinational organization formed by states or governments, (vi) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended and the rules and regulations promulgated thereunder or (vii) other body entitled to exercise any administrative, executive, judicial, legislative, police or regulatory authority.

“Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.

“Health Care Laws” means any applicable Laws relating to health care regulatory and reimbursement matters, including, to the extent applicable, (i) the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn, and all regulations promulgated thereunder, (ii) the Anti-Kickback Statute, (iii) the False Claims Act, (iv) the Occupational Safety and Health Act, and all regulations, agency guidance or similar legal requirements promulgated thereunder, (v) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 321 et seq., and all regulations, agency guidance or similar legal requirements promulgated thereunder, (vi) the Clinical Laboratory Improvement Amendments, 42 U.S.C. § 263a, and all regulations, agency guidance or similar legal requirements promulgated thereunder, (vii) the Medicare Act, 42 U.S.C. § 1395 et seq., and all regulations, agency guidance, or similar legal requirements promulgated thereunder, (viii) state self-referral, anti-kickback, fee-splitting and patient brokering Laws, and (ix) state Laws governing the licensure and operation of clinical laboratories and billing for clinical laboratory services, but excluding Information Privacy and Security Laws, including those related to genetic testing and the privacy of genetic testing results.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), implementing regulations promulgated thereunder and related guidance issued from time to time.

“Holders” means, collectively, the Company Stockholders, the Company Optionholders and the Company Warrantholders.

“Holders’ Representative Losses” means any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses of any nature (including the reasonable fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) arising out of or in connection with the Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Information Privacy and Security Laws” means all applicable Laws concerning the privacy and/or security of Personal Data (including any applicable Laws of jurisdictions where the Personal Data was collected), and all applicable regulations promulgated thereunder, including, where applicable, state data privacy and breach notification Laws, state social security number protection Laws, any applicable Laws concerning requirements for website and mobile application privacy policies and practices, data or web scraping, call or electronic monitoring or recording or any outbound communications (including, outbound calling and text messaging, telemarketing, and e-mail marketing), the European Union Directive 95/46/EC, the European Union General Data Protection Regulation (GDPR), the Federal Trade Commission Act, the Fair and Accurate Credit Transaction Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Children’s Online Privacy Protection Act, and state consumer protection Laws.

“Information System” means software, hardware, computer and telecommunications equipment and other information technology and related services.

“Intellectual Property Rights” means the entire right, title and interest in and to all proprietary rights of every kind and nature however denominated, throughout the world, including: (i) patents, industrial designs, copyrights, mask work rights, trade secrets, database rights and all other proprietary rights in Technology; (ii) trademarks, trade names, service marks, service names, brands, trade dress, logos and other indicia of origin and the goodwill and activities associated therewith; (iii) domain names, rights of privacy and publicity and moral rights; (iv) any and all registrations, applications, recordings, licenses, common-law rights and contractual rights relating to any of the foregoing; and (v) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“Intentional Fraud” means common law fraud as defined under Delaware law with respect to the representations and warranties set forth in this Agreement.

“IPO Process” means the preparation of the Company Form S-1 and the proposed initial public offering of the Company.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (i) with respect to any individual, the actual knowledge of such individual, and (ii) with respect to any entity, the actual knowledge of the executive officers of such entity; provided, however, the terms “Knowledge of the Company” or “to the Company’s Knowledge” each mean the actual knowledge of any Person identified as an executive officer of the Company in the Company Form S-1, after reasonable inquiry of employees who are direct reports to such individual who would reasonably be expected to have actual knowledge of such fact or other matter.

“Law” means any United States federal, state or local or any foreign law, statute, standard, ordinance, code, rule or regulation, resolution or promulgation, agency guidance or similar legal requirement or any Order or any Permit granted under any of the foregoing or any similar provision having the force or effect of law and includes, to the extent applicable, Health Care Laws and Information Privacy and Security Laws.

“Leased Real Property” means any parcel of real property or portions thereof leased by any member of the Company Group.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or not asserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Lien” means any charge, encumbrance, claim, community or other marital property interest, equitable ownership interest, collateral assignment, lien (statutory or otherwise), license, option, pledge, security interest, mortgage, deed of trust, attachment, right of way, easement, restriction, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any equity interest), transfer, receipt of income or exercise of any other attribute of ownership of any kind or nature whatsoever affecting or attached to any asset.

“Lock-Up Restriction” means a lock-up arrangement, to be implemented through instructions by Parent to its transfer agent, legends and any other procedures deemed reasonably appropriate by Parent, which prevents the sale, transfer or other disposition of any shares of Parent Common Stock issued pursuant to the Reverse Merger, or any interest therein, for a period of ninety (90) days following the Closing Date.

“Loss” means, with respect to any Person, any cost (including reasonable legal, accounting and other professional fees and expenses incurred, as well as any other reasonable amounts paid or payable in any investigation, collection, prosecution, determination, defense, judgment or settlement, whether in connection with any Third Party Claim or otherwise), damage (including incidental and consequential damages that are reasonably foreseeable), Liability, loss, injury, Tax or other expense that is incurred or suffered, and in connection with any exercise of the Offset Right in connection with the Natera Litigation where not specifically known, reasonably expected to be incurred or suffered, by such Person; provided, that “Losses” shall not include punitive damages unless such punitive damages are payable in connection with a Third Party Claim.

“Material Adverse Effect” means with respect to the Company (considered, for this purpose, collectively with the Company Group) or Parent (considered, for this purpose, collectively with Parent’s Subsidiaries), as applicable, any fact, condition, event, occurrence, change, circumstance or effect that, individually or in the aggregate with all other facts, conditions, changes, circumstances and effects with respect to which such defined term is used in this Agreement, has, or would reasonably be expected to (i) have a material adverse effect on the business, assets, operations, results of operations or financial condition of such Party, or (ii) materially and adversely impair such Party’s ability to perform its obligations under this Agreement without material delay, or to consummate the Transactions; provided, however, that any determination of whether there has been a Material Adverse Effect shall not include any adverse effect, change, event, occurrence or state of facts (whether short term or long term): (A) that generally affects the industry in the same geography in which the Company or Parent, as applicable, operates; (B) that results from general economic or political conditions in any country where such Party’s business is conducted; (C) arising out of or attributable to any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (D) arising out of or attributable to any acts of war (whether or not declared), armed hostilities, terrorism, sabotage, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of war, armed hostilities, terrorism, riots, demonstrations or public disorders; or the escalation or worsening thereof; (E) consisting of any changes in applicable

Laws, regulations, rules, orders, or other binding directives issued by any Governmental Authority, or accounting rules (including GAAP), or the enforcement, implementation or interpretation thereof; (F) consisting of any natural or man-made disaster or acts of God (including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement); (G) the announcement, pendency of or performance of the Transactions, including by reason of the identity of the Parties and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators; (H) the taking of any action expressly required by the terms of this Agreement or taken at the written request of, or with the prior written consent of, the other Party; (I) consisting of any failure by such Party to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); or (J) arising out of or resulting from the Natera Litigation; except, in each of clauses (A) through (F), such effect, change, event, occurrence or state of facts shall be taken into account in the determination of whether a Material Adverse Effect has occurred solely to the extent (and only to the extent) that such effect, change, event, occurrence or state of facts materially and disproportionately affected the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, relative to other participants in the industries or in the same geographies in which the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, operate.

“Milestones” means those milestones set forth on Exhibit C hereto (the “Milestone Schedule”).

“Milestone Shares” means, with respect to each of the Milestones, the number of shares of Parent Common Stock set forth on the Milestone Schedule, as applicable, appropriately adjusted in each case to reflect any Stock Event with respect to shares of Parent Common Stock occurring after the Agreement Date.

“Natera Litigation” means any of (i) the Natera Suit or (ii) any Action filed by Natera, Inc. or any of its affiliates, or any direct or indirect successor or assignee of Natera, Inc. or any of its affiliates, against any member of the Company Group, the Surviving Company or Parent, for infringement of any patent asserted in the Natera Suit or infringement of any issued claim of any continuation, divisional, or continuation-in-part application or foreign equivalent thereof or any other application having a common claim for priority with any of the foregoing, that is directed to the subject matter claimed in any patent asserted in the Natera Suit. For clarity, Natera Litigation shall be a Third Party Claim.

“Natera Suit” means the lawsuit filed by Natera, Inc. against the Company pursuant to the complaint filed in the United States District Court for the District of Delaware having the Case No. 1:20-cv-00125, together with (a) any Action consolidated therewith or (b) any related case (within the definitions in Rule 3.1(b) of the Local Rules of Civil Practice and Procedure of the U.S. District Court for the District of Delaware), in each case for infringement of any patent claim directed to the subject matter claimed in any patent in Case No. 1:20-cv-00125.

“Net Working Capital Threshold” means $0.

“Non-Employee Option” means any Company Option that is not an Employee Option.

“Nonqualified Deferred Compensation Plan” has the meaning given such term in Section 409A(d)(1) of the Code.

“Order” means any order, injunction (whether temporary, preliminary or permanent), judgment, decree, assessment, award or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority.

“Ordinary Course of Business” means, for any Person, the ordinary course of such Person’s business consistent with the past practice of such Person and its Subsidiaries.

“Parent Common Stock” means shares of Parent’s common stock, par value $0.0001 per share, or any other shares of capital stock into which such common stock may be reclassified, converted or exchanged.

“Parent Group” means Parent and its Subsidiaries and Affiliates.

“Parent Indemnified Person” means each of the Company and ACS, Parent, Merger Sub A, Merger Sub B (a/k/a the Surviving Company) and their respective Affiliates and each of the respective directors, officers, employees, agents, successors and assigns of each of the foregoing Persons.

“Parent Intervening Event” shall mean a material event or circumstance with respect to Parent or its Subsidiaries that was neither known nor reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to obtaining the Parent Shareholder Approval; provided, however, that in no event shall any of the following constitute a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a Parent Takeover Proposal or any matter relating thereto, (ii) any change in the market price, or change in trading volume, of the capital stock of Parent or (iii) the fact that Parent or any of its Subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Takeover Proposal” means a proposal or offer from any Person providing for or contemplating a transaction or a series of related transactions providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Parent, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Parent (including the equity interests of any of its Subsidiaries) or any Subsidiary of Parent representing twenty percent (20%) or more of the consolidated assets or revenues of Parent and its Subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which twenty percent (20%) or more of Parent’s revenues or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (iii) issuance or sale or other disposition of Parent capital stock representing twenty percent (20%) or more of the voting power of Parent, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Parent capital stock representing twenty percent (20%) or more of the voting power of Parent or (v) any combination of the foregoing.

“Parent Trading Price” means the average closing price for shares of Parent Common Stock on the New York Stock Exchange (or any other exchange which is then the primary exchange upon which shares of Parent Common Stock are traded) for the twenty (20) trading day period ending five (5) Business Days preceding the Closing Date.

“Perceptive Credit Agreement” means that certain Credit Agreement and Guaranty, dated May 10, 2019, by and among the Company, ArcherDX Clinical Services, Inc., and Perceptive Credit Holdings II, LP (“Perceptive”), as amended by Amendment No.1 to Credit Agreement and Guaranty, dated April 27, 2020, by and among the Company and Perceptive.

“Per Share Milestone Consideration” means, with respect to each Milestone, the quotient of (i) the difference of (A) the Milestone Shares for such Milestone (as adjusted pursuant to any exercise of the Offset Right) minus (B) the Banker Milestone Fee Share Equivalent divided by (ii)(A) the Fully Diluted Shares of Company Stock minus (B) the shares of Company Common Stock that were subject to outstanding Company Options at the Effective Time to the extent such Company Options (or the holders thereof) will not participate in the distribution of such Milestone Shares due to Terminated Service Provider status (including as provided in Section 2.7(a)(iii)).

“Per Share Upfront Cash Consideration” means the quotient of (i) the sum of (x) Upfront Cash Consideration, minus (y) the Expense Fund Amount, divided by (ii) the Fully Diluted Shares of Company Stock.

“Per Share Upfront Stock Consideration” means the quotient of (i) Thirty Million (30,000,000) shares of Parent Common Stock, appropriately adjusted to reflect any Stock Event with respect to shares of Parent Common Stock occurring after the Agreement Date, divided by (ii) the Fully Diluted Shares of Company Stock.

“Permit” means any permit, license, franchise, clearance, order, easement, variance, exemption, certificate, consent, accreditation, approval, registration, notification or authorization from any Governmental Authority, or required by any Governmental Authority to be obtained, maintained or filed.

“Permitted Liens” means: (i) statutory liens with respect to the payment of Taxes, in all cases which are not yet delinquent or that are being contested in good faith by appropriate actions and for which appropriate reserves with respect thereto have been established on the books and records of the Company Group; (ii) statutory liens of landlords, suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by Law created in the Ordinary Course of Business the existence of which could not constitute a default or breach under any of the Company Group’s Contracts for amounts that are not yet delinquent and are not, individually or in the aggregate significant; (iii) building, zoning, entitlement and other land use regulations imposed by any Governmental Authority with jurisdiction over the Leased Real Property which are not violated by the current use or occupancy of such Leased Real Property; (iv) easements, conditions, covenants and restrictions that are of record with respect to the Leased Real Property which are not violated by the current use or occupancy of such Leased Real Property or the operation of the Business or that do not and shall not adversely affect the value, or impair the use or current occupancy of the Leased Real Property; and (v) leases or subleases and licenses or sublicenses granted to others in the Ordinary Course of Business.

“Person” means any natural person, corporation, limited liability company, partnership, association, trust or other entity, including a Governmental Authority.

“Personal Data” means, as applicable, information that constitutes “personal data”, “personal information”, or other similar term as defined by any applicable Information Privacy and Security Laws. Personal Data may include (v) personal identifiers such as name, address, Social Security Number, date of birth, driver’s license number or state identification number, Taxpayer Identification Number and passport number, (w) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy number, (x) demographic information, (y) unique biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation and (z) individual medical or health information (including information of patients, customers, employees, workers, contractors, and third parties who have provided information to any member of the Company Group, and including information relating to services provided by or to third parties).

“Personal Data Obligations” means the Company Group’s applicable privacy policies (or applicable terms of use) as published on any Company Group websites or mobile applications or any other applicable privacy policies (or applicable terms of use), Contracts, documents or promises or representations published by the Company Group and agreed to with employees, consumers or customers, or other Persons, and any applicable Laws regarding the Collection and Use of Personal Data by a member of the Company Group, including to the extent applicable, Laws regarding the use of Personal Data for marketing communications such as the CAN SPAM Act of 2003.

“Post-Closing Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, Company Option exercises, payments in respect of Company Options or other compensatory payments made in connection with the Transactions that are not Closing Payroll Taxes. For the avoidance of doubt, Post-Closing Payroll Taxes will: (i) not be included within the definitions of Company Debt, Company Transaction Expenses, Closing Net Working Capital or Pre-Closing Taxes; (ii) not be included within the Taxes for which the Holders must provide indemnification pursuant to this Agreement; (iii) not reduce the amount of consideration payable to the Holders pursuant to this Agreement; and (iv) be borne solely by Parent or its Affiliates.

“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date and (ii) with respect to a Straddle Period, any portion thereof ending on and including the Closing Date.

“Pre-Closing Taxes” means all Taxes of, or imposed on, any member of the Company Group with respect to any Pre-Closing Tax Period; provided, that, the term Pre-Closing Taxes will exclude (i) any Transfer Taxes payable by Parent under Section 5.9(e), (ii) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the Ordinary Course of Business (other than as explicitly contemplated by this Agreement), (iii) any Taxes resulting from any breach by Parent of Section 5.9(c), (iv) any Taxes included in the calculation of Closing Net Working Capital and (v) any Post-Closing Payroll Taxes; provided, further, that Pre-Closing Taxes shall be calculated by deducting Transaction Deductions in the Pre-Closing Tax Period to the maximum extent allowable under applicable Law.

“Premises” means any building, plant, improvement or structure located on the Leased Real Property.

“Products and Services” means any product or service that any member of the Company Group offers or sells or proposes to offer or sell in the Business.

“Proprietary Software” means any Software that is owned by any member of the Company Group and is related to the Business.

“Public Software” means any software that is (i) distributed as free software or as open source software (e.g., Linux), (ii) subject to any licensing or distribution model that includes as a term thereof any requirement for distribution of source code to licensees or third parties, patent license requirements on distribution, restrictions on future patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Company Intellectual Property Rights through any means, (iii) licensed or distributed under any Public Software License or under less restrictive free or open source licensing and distribution models such as those obtained under the BSD, MIT, Boost Software License and the Beer-Ware Public Software Licenses or any similar licenses, (iv) a public domain dedication or (v) derived in any manner (in whole or in part) from, links to, relies on, is distributed with, incorporates or contains any software described in (i) through (iv) above.

“Public Software License” means any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the Apache License; and (viii) any licenses that are defined as OSI (Open Source Initiative) licenses as listed on the Opensource.org website.

“R&W Insurance Policy” means, collectively, the buyer-side representations and warranties insurance policies issued to Parent pursuant to the Binder Agreements.

“Real Property Leases” means any Contract pursuant to which real property is leased, subleased or licensed by or for which a right to use or occupy has been granted to any member of the Company Group.

“Reference Date” means December 31, 2016.

“Related Party” means (i) any current or former director (or nominee), or officer of any member of the Company Group or Parent Group, as applicable, (ii) any five percent (5%) or greater Company Stockholder or stockholder of Parent, as applicable, on a fully-diluted basis and (iii) any spouse, sibling, parent, child, officer, director or Affiliate of any of the foregoing Persons.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

“Representatives” means, with respect to any Person, the officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials (including all Source Code Materials), whether in source code, object code or human readable form, and all software programs and software systems that are classified as work-in-progress on the Closing Date.

“Source Code Materials” as it pertains to source code of any Software means: (i) the software, tools and materials utilized for the operation, development and maintenance of the Software; (ii) documentation describing the names, vendors and version numbers of (A) the development tools used to maintain or develop the Software and (B) any third-party software or other applications that form part of the source code version of the Software and are required in order to compile, assemble, translate, bind and load the Software into executable releases; (iii) all programmers’ notes, bug lists and technical information, systems and user manuals and documentation for the Software, including all job control language statements, descriptions of data structures, flow charts, technical specifications, schematics, statements or principles of operations, architecture standards and annotations describing the operation of the Software; and (iv) all test data, test cases and test automation scripts used for the testing and validating the functioning of the Software.

“Stock Event” means any stock dividend or distribution (and, with respect to any Milestone Shares, any cash dividend or distribution), subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

“Straddle Period” means a complete taxable period including but not ending on the Closing Date.

“Subsidiary” means, with respect to a Party, any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such Party in such entity’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Party or one or more Subsidiaries of such Party.

“Tax” or “Taxes” means (i) any or all federal, state, local or foreign taxes or other assessments in the nature of taxes imposed by a Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and (ii) any or all interest, penalties or additions to tax imposed by any Taxing Authority in connection with any item described in clause (i).

“Tax Returns” means, with respect to Taxes, any return, report, claim for refund, estimate, information return or statement, declaration of estimated Tax or other similar document filed or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Tax Sharing Agreement” means any agreement relating to the sharing, allocation or indemnification of Taxes or amounts in lieu of Taxes, or any similar Contract or arrangement, other than any Contract or arrangement entered into in the Ordinary Course of Business the purpose of which is not primarily related to Taxes.

“Taxing Authority” means any Governmental Authority responsible for the administration, assessment and collection of any Taxes.

“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, (including biological, chemical, pharmacological, toxicological, safety, pharmacokinetic, clinical, CMC, analytical, quality control, mechanical, software, electronic and other data and results of research, preclinical and non-clinical studies clinical trials and other testing) designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation and manuals), databases, computer software, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical and mechanical equipment, reagents, chemical and biological material, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, and all documents and other materials recording any of the foregoing.

“Terminated Service Provider” means, with respect to each Milestone, any Continuing Employee or Current Consultant who continues in service following the Effective Time whose employment or service has ceased as of such time, other than any such Continuing Employee whose employment was terminated by Parent or its Subsidiaries without Cause or, in the case of a Continuing Employee, by such Continuing Employee for Good Reason.

“Third Party Claim” refers to any Action that is or has been instituted, or any claim that is or has been asserted, by any Person in respect of a matter that is subject to the Offset Right.

“Transaction Agreements” means this Agreement, the R&W Insurance Policy and the Certificates of Merger.

“Transactions” means any transaction or arrangement contemplated by this Agreement, including (i) the Mergers and the other transactions and arrangements described in the recitals to this Agreement and (ii) the execution, delivery and performance of the Transaction Agreements other than this Agreement.

“Transaction Deductions” means all income Tax deductions for (i) any and all payments in respect of Company Options made prior to or substantially contemporaneously with the Closing as contemplated by this Agreement, (ii) the exercise of any Company Options at or prior to the Closing in connection with the Reverse Merger, (iii) any and all payments in respect of Company Common Stock made at or substantially contemporaneously with the Closing as contemplated by this Agreement that result in a deduction, if any, to any member of the Company Group pursuant to Section 421(b) of the Code, and (iv) any and all payments of Company Transaction Expenses and Company Debt, in each case, to the extent deductible in a Pre-Closing Tax Period. For purposes of this Agreement, the Parties agree that seventy percent (70%) of any success-based fees paid by or on behalf of the Company in connection with the Transactions shall be deductible under Rev. Proc. 2011-29 and that, in the case of such fees that are Company Transaction Expenses, the deductible amount shall be a Transaction Deduction.

“Upfront Cash Consideration” means the sum of (i) the Base Upfront Cash Consideration, minus (ii) the estimated Company Debt, minus (iii) the estimated Company Transaction Expenses, minus (iv) the amount, if any, by which the Net Working Capital Threshold exceeds the estimated Closing Net Working Capital plus (v) the amount, if any, by which the estimated Closing Net Working Capital exceeds the Net Working Capital Threshold plus (vi) the aggregate amount of the exercise price of all Company Options and Company Warrants (except for any Company Warrant that will be exercised on a “net exercise” or similar basis in accordance with its terms).

Terms Defined Elsewhere in this Agreement.

For purposes of this Agreement, the following terms have meanings set forth at the section of this Agreement indicated opposite such term:

Term	Section
“ACS”	Section 3.1(c)
“Agreement”	Preamble
“Agreement Date”	Preamble
“Allocation Schedule”	Section 2.11
“Antitrust Laws”	Section 3.4
“Assets”	Section 3.13
“Certificate of Forward Merger”	Section 2.1
“Certificate of Reverse Merger”	Section 2.1
“Certificates of Merger”	Section 2.1
“Closing”	Section 2.2
“Closing Date”	Section 2.2
“Company”	Preamble
“Company Charter Documents”	Section 3.1(d)
“Company Group”	Section 3.1(c)
“Company Option”	Section 1.1
“Company Stockholder Approvals”	Section 5.3(b)
“Competing Transaction”	Section 5.11
“Conflict”	Section 3.2(d)
“Consultant”	Section 3.1(b)
“Continuing Employees”	Section 5.9
“Contracting Parties”	Section 9.16
“Current Consultant”	Section 3.1(b)
“Current Employee”	Section 3.1(b)
“DGCL”	Recitals
“DLLCA”	Recitals
“D&O Indemnified Persons”	Section 5.12
“D&O Tail Insurance”	Section 5.12
“Effective Time”	Section 2.1
“Eligible Post-Closing Adjustment”	Section 2.19(c)(ii)
“Employee”	Section 3.1(b)
“ERISA Affiliate”	Section 3.10(c)
“Estimated Balance Sheet”	Section 2.11(e)
“Exchange Act”	Section 4.4(a)
“Exchange Agent”	Section 2.15(a)
“Exchange Agreement”	Section 2.15(a)
“Expense Fund”	Section 8.4(g)
“Final Calculation”	Section 2.19(a)
“Financial Statements”	Section 3.5
“Forward Merger”	Recitals
“Holders’ Representative”	Preamble

Term	Section
“Inbound IP Contracts”	Section 3.14(c)
“Initial Resolution Period”	Section 2.19(a)
“Interim Balance Sheet”	Section 3.5
“Interim Balance Sheet Date”	Section 3.5
“IP Contracts”	Section 3.14(c)
“Letter of Transmittal”	Section 2.15(b)
“Material Contract”	Section 3.12(b)
“Merger Sub A”	Preamble
“Merger Sub B”	Preamble
“Merger Subs”	Preamble
“Mergers”	Recitals
“Multiemployer Plan”	Section 3.10(c)
“Non-Party Affiliates”	Section 9.15
“NYSE”	Section 5.15
“Objection Notice”	Section 2.19(a)
“Objection Period”	Section 2.19(a)
“Offset Certificate”	Section 8.3(b)
“Offset Right”	Section 8.2
“Outbound IP Contracts”	Section 3.14(c)
“Outside Date”	Section 7.1(b)
“Parent”	Preamble
“Parent Adverse Recommendation Change”	Section 5.4(c)
“Parent Plan”	Section 5.10(a)
“Parent Record Date”	Section 5.2(a)
“Parent Stockholder Approvals”	Section 5.4(a)
“Parent Stockholder Meeting”	Section 5.4(a)
“Parent’s SEC Documents”	Section 4.4(a)
“Parties”	Preamble
“Payment Programs”	Section 3.8(e)
“Payoff Amount”	Section 2.12(a)
“PCM Revenue”	Exhibit C
“Post-Closing Adjustment”	Section 2.19(c)(i)
“Proxy Statement/Prospectus”	Section 5.3(a)
“Requisite Stockholder Approval”	Section 3.2(b)
“Reverse Merger”	Recitals
“Reviewing Party”	Section 2.19(b)
“Shrink Wrap Licenses”	Section 3.14(a)(i)
“Stated Damages”	Section 8.3(b)
“Support Agreement”	Recitals

Term	Section
“Surviving Company”	Section 2.1
“Third Party Software”	Section 3.14(c)
“Title IV Plan”	Section 3.10(c)
“Transfer Taxes”	Section 5.9(e)
“Written Consent”	Recitals

ARTICLE II

THE CONTEMPLATED TRANSACTIONS

2.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Closing, the Parties shall cause the Reverse Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit D (the “Certificate of Reverse Merger”), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Reverse Merger. The Reverse Merger shall become effective at the time the Certificate of Reverse Merger is filed with the Secretary of State of the State of Delaware (the “Effective Time”). At the Effective Time, Merger Sub A shall be merged with and into the Company, and the separate corporate existence of Merger Sub A shall thereupon cease, and the Company shall continue as the surviving corporation and a wholly owned Subsidiary of Parent. Promptly after the Closing, and in all cases on the Closing Date, Parent shall cause the Forward Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit E (the “Certificate of Forward Merger” and, together with the Certificate of Reverse Merger, the “Certificates of Merger”), executed in accordance with the relevant provisions of the DLLCA, and shall make all other filings or recordings required under the DLLCA in order to consummate the Forward Merger. The Forward Merger shall become effective at the time the Certificate of Forward Merger is filed with the Secretary of State of the State of Delaware. At the effective time of the Forward Merger, Parent shall cause the Company to merge with and into Merger Sub B in accordance with the DLLCA, whereupon the separate existence of the Company shall cease, and Merger Sub B will be the Surviving Company. The surviving company after the Forward Merger is sometimes referred to hereinafter as the “Surviving Company.”

2.2 Closing. The closing of the Transactions (the “Closing”) shall be conducted remotely via electronic exchange of documents and shall take place at 10:00 a.m. (San Francisco time) on the second Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time). The date on which the Closing Actually takes place is referred to in this Agreement as the “Closing Date”.

2.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement, the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, as a result of the Mergers, (i) all the rights, privileges and powers of the Company, Merger Sub A and Merger Sub B shall vest in the Surviving Company, (ii) all of the property, real and personal, including causes of action and every other asset of the Company, Merger Sub A and Merger Sub B, shall vest in the Surviving Company without further act or deed and (iii) all debts, liabilities and duties of the Company, Merger Sub A and Merger Sub B shall become the debts, liabilities and duties of the Surviving Company.

2.4 Organization Documents of the Surviving Company.

(a) Certificate of Incorporation and Operating Agreement. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated so as to be identical to the certificate of incorporation of Merger Sub A as in effect immediately prior to the Effective Time, except that the name of the surviving corporation in the Reverse Merger shall be the name of the Company as of immediately prior to the Effective Time. At the effective time of the Forward Merger, the limited liability company operating agreement of the Merger Sub B shall be (i) amended and restated so as to be substantively identical to the certificate of incorporation of Merger Sub A as in effect immediately prior to the effective time of the Forward Merger, except that the name of the Surviving Company shall be the name of Merger Sub A as of immediately prior to the effective time of the Forward Merger (i.e., the name of the Company as of immediately prior to the Effective Time), and (ii) the limited liability company operating agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law.

(b) Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated so as to be identical to the bylaws of Merger Sub A as in effect immediately prior to the Effective Time.

2.5 Management of the Surviving Company.

(a) Board of Directors. Unless otherwise determined by Parent prior to the Effective Time, the Parties shall take all requisite action so that the managers of Merger Sub B immediately prior to the Effective Time shall be the managers of the Surviving Company immediately following the effectiveness of both Mergers, until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Charter Documents of the Surviving Company.

(b) Officers. Unless otherwise determined by Parent prior to the Effective Time, the Parties shall take all requisite action so that the officers of Merger Sub B immediately prior to the Effective Time shall be the officers of the Surviving Company until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Charter Documents of the Surviving Company.

2.6 Effect of the Reverse Merger on Capital Stock. At the Effective Time, by virtue of the Reverse Merger and without any action to be taken on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub A, or on the part of the Company, Parent, Merger Sub A or any other Person, the following shall occur:

(a) Capital Stock of Merger Sub A. Each share of capital stock of Merger Sub A issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Company and collectively shall constitute the only outstanding shares of capital stock of the Company immediately following the Reverse Merger and each stock certificate of Merger Sub A evidencing ownership of any such shares shall evidence ownership of such shares of common stock of the Company.

(b) Cancellation of Securities Held by the Company. Any shares of Company Capital Stock that are owned by the Company immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Capital Stock. Each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.6(b) and Dissenting Shares), shall, subject to the terms and conditions of this Agreement, be converted into the right to receive (without interest) the following consideration, payable as set forth herein:

(i) a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the Per Share Upfront Stock Consideration, which shares shall be subject to the Lock-Up Restriction;

(ii) an amount of cash equal to the Per Share Upfront Cash Consideration;

(iii) after any Milestone is achieved (the date of any such achievement, a “Milestone Date”), a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration, which shares shall be subject to the Lock-Up Restriction if applicable; and

(iv) an amount of cash equal to the quotient of (x) the Expense Fund Amount, when and to the extent released to the Holders as provided herein, divided by (y)  the Fully Diluted Shares of Company Stock.

2.7 Effects of Reverse Merger on Company Options.

(a) At the Effective Time, by virtue of the Reverse Merger and without any action to be taken on the part of any Company Optionholder, each Company Option that is outstanding at the Effective Time shall have its vesting fully accelerated and shall be treated as follows:

(i) Cash-Out Options. Coincident with (A) the Surviving Company’s next regularly scheduled payroll cycle after the Closing Date and through the Surviving Company’s payroll system, with respect to each Employee Option, the Estimated Cash to Shares Consideration Ratio of each Company Option, rounded down to the nearest full share, shall be automatically converted into the right to receive (without interest) with respect to each share of Company Common Stock subject to such portion of the Company Option, a cash payment equal to the Cash Portion Per Company Option (as defined below), subject to applicable withholding, and (B) the Closing and through the Surviving Company’s accounts payable system, with respect to each Non-Employee Option, the Estimated Cash to Shares Consideration Ratio of each Company Option, rounded down to the nearest full share, shall be automatically converted into the right to receive (without interest) with respect to each share of Company Common Stock subject to such portion of the Company Option, a cash payment equal to the Cash Portion Per Company Option.

(ii) Converted Options. Each Company Option other than a Company Option referred to in clause (i) (i.e., the remainder after applying the Estimated Cash to Shares Consideration Ratio to each Company Option as contemplated in clause (i)) shall be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”). Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Option immediately before the Effective Time, except that (A) for the avoidance of doubt, each Converted Option shall be fully vested and exercisable at any time, (B) each Converted Option shall be exercisable for that number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Stock subject to the Company Option immediately before the Effective Time and (2) the Closing Exchange Ratio; and (C) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Converted Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Company Stock of such Company Option immediately before the Effective Time by (2) the Closing Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; and provided further, however, that the assumption of any such Company Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the applicable regulations promulgated thereunder. In the event that the shares of Parent Common Stock underlying the Converted Options are not registered on the Form S-4 Registration Statement, then as soon as practicable after the Closing Date, Parent shall prepare and file with the SEC a registration statement on Form S-8 with respect to the Converted Options.

(iii) Future Payments. Each Company Option, whether subject to clause (i) or clause (ii) above, shall be entitled to receive, (A) following each Milestone Date, a number of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration (such shares to be issued to the Company Optionholder by a certificate or book entry), with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable and (B) an amount of cash equal to up to the quotient of (x) the Expense Fund Amount, when and to the extent released to the Holders as provided herein, divided by (y) the Fully Diluted Shares of Company Stock; provided, however, that, as to any Terminated Service Provider as of a Milestone Date, such Terminated Service Provider shall not receive any payment in respect of such Milestone.

(iv) Payment of the Share Portion Per Company Option shall be subject to such Company Optionholder making arrangements reasonably acceptable to Parent to satisfy any applicable withholding requirements.

(b) Reference is made to the following definitions used in this Section 2.7:

(i) “Cash Portion Per Company Option” means an amount of cash equal to the difference of (i) the Per Share Upfront Total Consideration minus (ii) the applicable exercise price of such Company Option.

(ii) “Closing Exchange Ratio” as the quotient obtained by dividing (i) the Per Share Upfront Total Consideration by (ii) the Parent Trading Price.

(iii) “Estimated Cash to Shares Consideration Ratio” means the quotient of (i) (A) the Upfront Cash Consideration minus (B) the Expense Fund Amount divided by (ii) the sum of (A) (1) the Upfront Cash Consideration minus (2) the Expense Fund Amount plus (B) the Upfront Stock Consideration Dollar Value.

(iv) “Share Portion Per Company Option” means (A) an amount of shares of Parent Common Stock equal to the Per Share Upfront Stock Consideration (such shares to be issued to the Company Optionholder by a certificate or book entry), with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable, plus, (B) following each Milestone Date, an amount of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration (such shares to be issued to the Company Optionholder by a certificate or book entry), with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable.

(v) “Upfront Stock Consideration Dollar Value” is an estimate of the total shares consideration of Parent Common Stock to be paid under this Agreement without assuming all Milestones are achieved as of the Closing Date, and is equal to the product of (i) 30,000,000 multiplied by (ii) the Parent Trading Price.

(vi) “Per Share Upfront Total Consideration” means the quotient of (i) the sum of (A) the Upfront Stock Consideration Dollar Value plus (B) the Upfront Cash Consideration minus (C) the Expense Fund Amount, divided by (ii) the Fully Diluted Shares of Company Stock.

(c) Except as otherwise determined by Parent in connection with a change in the current interpretation or application of Law applicable to Section 409A of the Code, any distributions to Company Optionholders based on Per Share Milestone Consideration will be treated and reported for all tax purposes as being subject to a substantial risk of forfeiture within the meaning of Treasury Regulation Section 1.409A-1(d) until such amounts become due and payable hereunder or compliant with a deferred payment date within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(iv). In the event of a change in current interpretation of Law applicable to or application of Section 409A of the Code, Parent shall use commercially reasonable efforts to treat any distributions to Company Optionholders based on Per Share Milestone Consideration as paid in compliance with, or pursuant to an exemption with respect to, Section 409A of the Code and the Treasury Regulations promulgated thereunder but shall not be bound to compensate any Company Optionholder for taxes or penalties paid or payable pursuant to Section 409A of the Code.

(d) Notwithstanding anything to the contrary herein, Parent may impose such as additional restrictions on the Share Portion Per Company Option as Parent may in its reasonable discretion believe to be necessary to preserve the treatment of such options as incentive stock options pursuant to Section 422 and 424 of the Code and guidance of the Department of Treasury issued thereunder.

(e) The Company shall, promptly after the Agreement Date and prior to the Closing, take or cause to be taken all actions (including adopting corporate resolutions, providing any notices and procuring any consents, in all cases reasonably satisfactory to the Parent) that are required under any Company Option or the Company Option Plan, or are otherwise necessary or appropriate, to cause the Company Options to be treated in accordance with this Section 2.7

(f) Notwithstanding any provision herein to the contrary, in no event shall any Company Optionholder be entitled to (i) receive a bundle of consideration in respect of any Company Option which is greater (in amount of cash plus shares of Parent Common Stock) than such Company Optionholder would have been entitled to receive had such Company Option been exercised immediately prior to the Effective Time or (ii) pay an exercise price in respect of any Company Option in aggregate which is less than the exercise price such Company Optionholder would have been required to pay had such Company Option been exercised immediately prior to the Effective Time.

2.8 Effects of Reverse Merger on Company Warrants. At the Effective Time, by virtue of the Reverse Merger and without any action to be taken on the part of any Company Warrantholder, each Company Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive (without interest) the following consideration for each share of Company Capital Stock issuable upon the exercise of such Company Warrant as of immediately prior to the Closing, payable as set forth herein:

(a) a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the Per Share Upfront Stock Consideration, with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction;

(b) an amount of cash equal to the sum of (i) the Per Share Upfront Cash Consideration minus (ii) the exercise price per share of the Company Warrant at issue;

(c) following any Milestone Date, a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration, with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable; and

(d) an amount of cash equal to the quotient of (x) the Expense Fund Amount, when and to the extent released to the Holders as provided herein, divided by (y) the Fully Diluted Shares of Company Stock.

2.9 Rights Cease to Exist. As of the Effective Time, all shares of Company Capital Stock, and all options, warrants and other securities convertible, exercisable or exchangeable for, or otherwise granting the right to acquire, Company Capital Stock (including each Company Option and Company Warrant), shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of any shares of Company Capital Stock shall cease to have any rights with respect thereto, except the rights set forth in this ARTICLE II.

2.10 No Fractional Shares; Offset Right; No Transfer of Rights. Notwithstanding any provision herein to the contrary:

(a) no fractional shares of Parent Common Stock shall be issued pursuant to this ARTICLE II (with the intended effect that any shares of Parent Common Stock issuable to a single Holder on a particular date shall be aggregated and then rounded up to the nearest whole number);

(b) if, when Milestone Shares would otherwise be distributed or payable (including pursuant to Section 2.6(c)(iii), Section 2.7 and Section 2.8(c), as applicable), there shall exist a good faith claim by Parent to exercise the Offset Right, all or a portion of such Milestone Shares (with such shares valued in accordance with Section 8.3(a)) as determined by Parent in its reasonable discretion (but subject to the limitations set forth in ARTICLE VIII) to represent the Losses at issue shall be withheld from payment until such time as the claim has been perfected, in which case the Offset Right shall apply (subject to the limitations set forth in ARTICLE VIII) against such portion of the Milestone Shares at issue and the balance of any withheld portion (if applicable) shall be distributed to the Holders as contemplated by this Agreement; provided, that, for the avoidance of doubt, no Milestone Shares may be withheld from payment in respect of the Natera Litigation unless at the time the Milestone Shares would otherwise be distributed or paid, either (x) the Natera Litigation has been fully and finally resolved or (y) Parent and Holders’ Representative otherwise mutually agree; and

(c) no Holder may assign or transfer any right to receive shares of Parent Common Stock or cash pursuant to this Agreement without the prior written consent of Parent (which may be withheld in Parent’s sole discretion), other than (i) on death by will or intestacy, (ii) pursuant to a court order, (iii) by operation of Law (including a consolidation or merger), (iv) to or for the benefit of any spouse, children, parents, uncles, aunts, siblings, grandchildren (collectively, “Approved Relatives”) or to a trust established solely for the benefit of such Holder and/or his, her or its Approved Relatives or (v) without consideration, in connection with the dissolution, liquidation or termination of any corporation, limited liability company or other entity.

2.11 Delivery of Calculations. Not less than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent the following for Parent’s review and approval:

(a) the Company’s calculation of the Upfront Cash Consideration, setting forth, in reasonable detail, an estimation of each component thereof;

(b) the Company’s calculations (setting forth the individual components, if applicable) of (i) the Per Share Upfront Cash Consideration, (ii) the Per Share Upfront Stock Consideration, and (iii) the Fully Diluted Shares of Company Stock;

(c) a schedule of all Company Options, with exercise price information;

(d) a schedule of all Company Warrants, with exercise price information for each Company Warrant;

(e) the Company’s estimated balance sheet as of immediately prior to the Closing (the “Estimated Balance Sheet”), with separate schedules reflecting (i) the estimated Closing Cash, (ii) the estimated Company Debt, (iii) the estimated Company Transaction Expenses and (iv) the estimated Closing Net Working Capital, as well as the difference between the estimated Closing Net Working Capital and the Net Working Capital Threshold;

(f) the name and address (or email address) of each Holder and:

(i) in the instance of Company Stockholders, the amount of Parent Common Stock to be issued to each Holder pursuant to Section 2.6(c)(i), the amount of cash to be paid to each Holder pursuant to Section 2.6(c)(ii), as well as the potential cash payable and potential Parent Common Stock issuable, if any, to each such Holder pursuant to Section 2.6(c)(iii) and Section 2.6(c)(iv) as applicable;

(ii) in the instance of Company Optionholders, the amount of options to purchase Parent Common Stock to be issued to each Holder pursuant to Section 2.7, the amount of cash to be paid to each Holder pursuant to Section 2.7, as well as the potential cash payable and potential Parent Common Stock issuable, if any, to each such Holder pursuant to Section 2.7 (assuming for this purpose that each Company Option is fully vested immediately prior to the Closing); and

(iii) in the instance of Company Warrantholders, the amount of Parent Common Stock to be issued to each Holder pursuant to Section 2.8(a), the amount of cash to be paid to each Holder pursuant to Section 2.8(b), as well as the potential cash payable and potential Parent Common Stock issuable, if any, to each such Holder pursuant to Section 2.8(c) and Section 2.8(d) as applicable; and

(g) a certificate of a duly authorized officer of the Company certifying the foregoing on behalf of the Company.

The calculations listed in the foregoing Section 2.11(a) through 2.11(g) shall be set forth on a spreadsheet referred to herein as the “Allocation Schedule”. The Parties agree that Parent, Merger Sub A, Merger Sub B and the Surviving Company will have the right to rely on the Allocation Schedule as setting forth an accurate listing of all amounts due to be paid by Parent, Merger Sub A, Merger Sub B and the Company to the Holders in exchange for Company Capital Stock, Company Options and Company Warrants. Parent, Merger Sub A, Merger Sub B and the Surviving Company will not have any liability with respect to the allocation of any shares of Parent Common Stock or cash made to the Holders in accordance with the Allocation Schedule. Notwithstanding anything in this Agreement to the contrary, the Estimated Balance Sheet and the Company’s estimation of the Net Working Capital shall be consistent with the Accounting Methodology.

2.12 Payments At Closing. At the Closing, Parent shall make, or cause to be made, the following payments, by wire transfer of immediately available funds:

(a) to each holder of Company Debt, including pursuant to the Perceptive Credit Agreement, the aggregate amount of Company Debt owed to such holder as of the Closing pursuant to a payoff letter from such holder (i) indicating the amount required to discharge such Company Debt in full inclusive of all Breakage Costs (the “Payoff Amount”) and (ii) agreeing to release applicable Liens upon receipt of the applicable Payoff Amount;

(b) to the payees thereof, the Company Transaction Expenses, in each case as directed in writing by the Company prior to the Closing pursuant to invoices or other evidence reasonably satisfactory to Parent, except that Parent shall cause any compensatory Company Transaction Expenses payable to Employees to be paid through the Surviving Company’s payroll system;

(c) to the Exchange Agent, the aggregate cash for distribution to the Company Stockholders and Company Warrantholders, as applicable, as of immediately following the Closing pursuant to Section 2.6(c)(ii) and Section 2.8(b) and in accordance with the Allocation Schedule;

(d) to the Surviving Company, the aggregate cash for distribution to the Company Optionholders as of immediately following the Closing pursuant to Section 2.7 and in accordance with the Allocation Schedule; and

(e) to the Holders’ Representative, the Expense Fund Amount.

2.13 Issuances of Shares Following Closing. Within five (5) Business Days after the Closing Date, Parent shall deliver book entries reflecting the shares of Parent Common Stock to be allocated among the Holders pursuant to Section 2.6(c)(i) and Section 2.8(a) and in accordance with the Allocation Schedule; provided, however, that, with respect to any shares of Company Capital Stock for which a properly completed Letter of Transmittal has not been received by the Exchange Agent, Parent shall be entitled to withhold the book entries reflecting the shares of Parent Common Stock issuable with respect to such shares of Company Capital Stock and to issue such shares of Parent Common Stock promptly following such receipt by the Exchange Agent.

2.14 Non-Conversion.

(a) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 2.6, but instead the applicable Company Stockholder shall only be entitled to such rights as are provided by the DGCL. In the event that a Company Stockholder properly perfects such Company Stockholder’s appraisal, dissenters’ or similar rights by demanding and not effectively withdrawing or losing such Company Stockholder’s appraisal, dissenters’ or similar rights for any shares of Company Capital Stock, the Exchange Agent shall deliver to Parent such Company Stockholder’s portion of any cash otherwise allocable to such Dissenting Shares at the time such rights are perfected.

(b) Withdrawal or Loss of Rights. Notwithstanding the provisions of Section 2.14(a), if any Company Stockholder effectively withdraws or loses (through failure to perfect or otherwise) such Company Stockholder’s appraisal or dissenters’ rights with respect to any Dissenting Shares under the DGCL, then, within ten (10) Business Days of the later of the Effective Time and the occurrence of such event, (i) such Company Stockholder’s shares shall automatically convert into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in and subject to the provisions of this Agreement, upon delivery of a duly completed and validly executed Letter of Transmittal and (ii) Parent (to the extent the following amount has been previously delivered by the Exchange Agent to Parent pursuant to Section 2.14(a) and not returned to the Exchange Agent) or the Exchange Agent shall deliver to such Company Stockholder such Company Stockholder’s portion of the cash attributable to such shares.

(c) Demands for Appraisal. The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demands or offer to settle or settle any such demands.

2.15 Exchange Agent; Submission of Letters of Transmittal.

(a) Exchange Agent. Wilmington Trust, National Association, will act as exchange agent hereunder (in such capacity, the “Exchange Agent”) for the delivery of the aggregate cash for distribution to the Company Stockholders and Company Warrantholders as of immediately following the Closing pursuant to Section 2.6(c)(ii) and Section 2.8(b) and in accordance with the Allocation Schedule, as well as the cash that may become distributable to such Holders as and when any portion of the Expense Fund Amount is released, in each case pursuant to the terms of this Agreement. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the Company Stockholders and Company Warrantholders, the aggregate cash for distribution to the Holders as of immediately following the Closing pursuant to Section 2.6(c)(ii) and Section 2.8(b). Parent also will deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the Holders, cash that becomes distributable to the Holders as and when any portion of the Expense Fund Amount is released pursuant to the terms of this Agreement. The Exchange Agent will hold and distribute the cash payable to such Holders pursuant to the provisions of an exchange agreement between Parent and the Exchange Agent (the “Exchange Agreement”).

(b) Letter of Transmittal. No later than two (2) Business Days following the Effective Time, Parent shall cause the Exchange Agent to send to each Company Stockholder and Company Warrantholder of record a letter of transmittal in a form mutually agreed upon by Parent and the Company (each, a “Letter of Transmittal”). Upon return of the Letter of Transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the record owner of such Company Capital Stock e-certificate or Company Warrant, as applicable, shall be entitled to receive in exchange therefor the consideration provided for herein and the Company Capital Stock e-certificate or Company Warrant, as applicable, shall thereafter be canceled. Parent shall cause the Exchange Agent to make payment to each such Company Stockholder and Company Warrantholder promptly following receipt by the Exchange Agent of such duly completed Letter of Transmittal. If payment of any portion of the consideration provided for herein is to be made to any Person other than the Person in whose name the Company Capital Stock e-certificate or Company Warrant, as applicable, is registered, it shall be a condition of payment that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the consideration provided for herein to a Person other than the registered holder of such Company Capital Stock e-certificate or Company Warrant, as applicable, or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable. After the Effective Time, each Company Capital Stock e-certificate or Company Warrant, as applicable, shall represent only the right to receive the applicable portion of the consideration provided for herein as contemplated by this ARTICLE II.

(c) Transfer Books; No Further Ownership Rights in Company Capital Stock. The right to receive the applicable portion of the consideration provided for herein, in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock previously represented by such Company Capital Stock e-certificates or such Company Warrants, as applicable, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books or warrant transfer books, as applicable, of the Surviving Company of the shares of Company Capital Stock or Company Warrants, as applicable, that were outstanding immediately prior to the Effective Time. If, at any time after the Effective Time, Company Capital Stock e-certificates or Company Warrants, as applicable, are presented to Parent or the Surviving Company for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

(d) Termination of Exchange Fund. At any time after six months following the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any amount distributed to the Exchange Agent in respect of such payments that has not been disbursed to the holders of the Company Capital Stock certificates or Company Warrants, as applicable, and thereafter such holders may look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any portion thereof that may be payable upon surrender of any Company Capital Stock certificates or Company Warrants held by such holders.

2.16 No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Parties or the Exchange Agent shall be liable to any Person for any portion of the payments contemplated by this ARTICLE II delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.17 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, the Surviving Company and the Exchange Agent, (each a “Withholding Agent”), shall be entitled to deduct and withhold from that portion of any payments contemplated by this ARTICLE II or any other amount payable to a Holder pursuant to this Agreement, and shall pay to the appropriate Taxing Authority, such amounts that are required to be deducted and withheld with respect to the making of such payments under any Tax Law. To the extent amounts are so deducted and withheld and paid to the appropriate Taxing Authority in accordance with applicable Law, such amounts shall be treated for purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding were made. Without limiting the foregoing, and in lieu of deducting from any payment, the applicable Withholding Agent may require that any Holder make arrangements satisfactory to such applicable Withholding Agent to satisfy any withholding requirements as a condition to making any payment (including, for example, in an instance where payment is to be made in shares of Parent Common Stock); provided, that any Holder may request that such applicable Withholding Agent accept commercially reasonable arrangements (including sell to cover arrangements) with respect to satisfying such withholding requirements.

2.18 Adjustments. Notwithstanding any provision of this ARTICLE II to the contrary (but without in any way limiting the covenants in Section 5.1 (Conduct of Business)), if between the Agreement Date and the Effective Time the outstanding shares of any class or series of Company Capital Stock are changed into a different number of shares or a different class or series by reason of the occurrence or record date of any Stock Event, the per share consideration payable hereunder (including pursuant to Section 2.6, Section 2.7 or Section 2.8) shall be appropriately adjusted to reflect such Stock Event.

2.19 Post-Closing Adjustment Amount.

(a) Preparation of Closing Statement. Within one hundred twenty (120) days following the Closing Date, Parent shall prepare and deliver to Holders’ Representative a statement as of the Closing (the “Final Calculation”) setting forth its calculation of each of the following:

(i) the Closing Cash;

(ii) the Closing Net Working Capital;

(iii) the Company Transaction Expenses;

(iv) the Company Debt; and

(v) the resulting Final Upfront Cash Consideration.

The Final Calculation shall be accompanied by such supporting documentation reasonably necessary to derive the numbers set forth therein. The Final Calculation shall be final, conclusive and binding upon the Parties unless Holders’ Representative delivers a written notice to Parent of any objection to the Final Calculation (the “Objection Notice”) within thirty (30) days (the “Objection Period”) after delivery of the Final Calculation. Any Objection Notice must set forth in reasonable detail (x) any item on the Final Calculation that Holders’ Representative believes has not been prepared in accordance with this Agreement and the correct amount of such item and (y) Holders’ Representative’s alternative calculation of the Closing Cash, the Closing Net Working Capital, the Company Transaction Expenses or Company Debt, as the case may be. If Holders’ Representative gives any such Objection Notice within the Objection Period, then Holders’ Representative and Parent shall attempt in good faith to resolve any dispute concerning the item(s) subject to such Objection Notice. If Holders’ Representative and Parent do not resolve the issues raised in the Objection Notice within thirty (30) days of the date of delivery of such notice (the “Initial Resolution Period”), such dispute shall be resolved in accordance with the procedures set forth in Section 2.19(b). Any item or amount which has not been disputed in the Objection Notice shall be final, conclusive and binding on the Parties on the expiration of the Initial Resolution Period (for clarity, excluding any item or amount which is dependent on another item or amount that has been disputed in the Objection Notice).

(b) Resolution of Disputes. If Parent and Holders’ Representative have not been able to resolve a dispute within the Initial Resolution Period, either Party may submit such dispute to and such dispute shall be resolved fully, finally and exclusively through the use of an independent international accounting firm selected to serve as such by mutual agreement of Parent and Holders’ Representative (such accounting firm, the “Reviewing Party”). The fees and expenses of the Reviewing Party incurred in the resolution of such dispute shall be borne by the parties (in the case of the Holders’ Representative, on behalf of the Holders) in such proportion as is appropriate to reflect the relative benefits received by the Holders and Parent from the resolution of the dispute. For example, if Holders’ Representative challenges the calculation in the Final Calculation by an amount of $100,000, but the Reviewing Party determines that Holders’ Representative has a valid claim for only $40,000, Parent shall bear 40% of the fees and expenses of the Reviewing Party and Holders’ Representative on behalf of the Holders shall bear the other 60% of such fees and expenses. The Reviewing Party shall determine (with written notice thereof to Holders’ Representative and Parent) as promptly as practicable, but in any event within thirty (30) days following the date on which Final Calculation and written submissions detailing the disputed items are delivered to the Reviewing Party (i) whether the Final Calculation was prepared in accordance with the terms of this Agreement or, alternatively, (ii) only with respect to the disputed items submitted to the Reviewing Party, whether and to what extent (if any) the Final Calculation requires adjustment and a written explanation in reasonable detail of each such required adjustment, including the basis therefor (it being understood that any determination of a disputed item shall be not greater or less than the amount of such disputed item as proposed by Parent in the Final Calculation or as proposed by Holders’ Representative in the Objection Notice). Parent and Holders’ Representative shall require the Reviewing Party to enter into a confidentiality agreement on terms agreeable to Parent, Holders’ Representative and the Reviewing Party. The procedures of this Section 2.19(b) are exclusive and the determination of the Reviewing Party shall be final and binding on the Parties. The decision rendered pursuant to this Section 2.19(b) may be filed as a judgment in any court of competent jurisdiction.

(c) Post-Closing Purchase Price Adjustment.

(i) The “Post-Closing Adjustment” shall be an amount equal to the Final Upfront Cash Consideration less the Upfront Cash Consideration and, for the avoidance of doubt, may be a positive or a negative number or zero.

(ii) If the Post-Closing Adjustment is a negative number greater than One Million Dollars ($1,000,000) (an “Eligible Post-Closing Adjustment”), then the Post-Closing Adjustment shall represent a Loss that is subject to the Offset Right.

(iii) If the Post-Closing Adjustment is a positive number, no adjustments or payments shall occur.

2.20 Effect of the Forward Merger on Capital Stock. At the effective time of the Forward Merger, by virtue of the Forward Merger and without any action to be taken on the part of the holder of any shares of Company Capital Stock or any units of membership interest in Merger Sub B, or on the part of the Company, Parent, Merger Sub B or any other Person:

(a) each share of capital stock of the Company outstanding immediately prior to the effective time of the Forward Merger shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor; and

(b) each unit of membership interest in Merger Sub B outstanding immediately prior to the effective time of the Forward Merger shall remain unchanged and continue to remain outstanding as a unit of membership interest in the Surviving Company. At the effective time of the Forward Merger, Parent shall continue as the sole, direct holder of membership interests in the Surviving Company.

2.21 Milestones.

(a) Milestone Determination. Within five (5) Business Days following the achievement of any Milestone, Parent shall deliver a notice (each, a “Milestone Notice”) to the Holders’ Representative regarding the achievement of the applicable Milestone. Within ten (10) Business Days following Parent’s delivery of a Milestone Notice (or, if applicable, within ten (10) Business Days following determination of the achievement of a Milestone by the Expert pursuant to Section 2.21(d) below), the Holders’ Representative shall deliver to Parent a spreadsheet (each, a “Milestone Spreadsheet”) setting forth (i) a list of each Holder and the amount of Milestone Shares payable to such Holder, after factoring in any deduction for any amount subject to (A) the Offset Right (it being understood, for the avoidance of doubt, no Milestone Shares may be withheld from payment in respect of the Natera Litigation unless at the time the Milestone Shares would otherwise be distributed or paid, either (x) the Natera Litigation has been fully and finally resolved or (y) Parent and Holders’ Representative otherwise mutually agree) and (B) the Banker Milestone Fee Share Equivalent, (ii) whether such Holder’s right is contingent upon (and thus delayed until) the exercise of the right of such Holder pursuant to Section 2.7, (iii) the Banker Milestone Fee Cash Equivalent and (iv) any additional information as Parent may reasonably request concurrent with the delivery of the applicable Milestone Notice. Within three (3) Business Days after receipt of a Milestone Spreadsheet, Parent shall deliver book entries reflecting the Milestone Shares to be allocated among the Holders pursuant to Section 2.6(c)(i), Section 2.7 and Section 2.8(c) and in accordance with the Milestone Spreadsheet and the other applicable terms and provisions of this Agreement; provided, however, that with respect to any shares of Company Capital Stock or Company Warrants for which a properly completed Letter of Transmittal has not been received by the Exchange Agent, Parent shall be entitled to withhold the book entries reflecting the Milestone Shares issuable with respect to such shares of Company Capital Stock or Company Warrants and to issue such shares Milestone Shares promptly following such receipt by the Exchange Agent. Within three (3) Business Days after receipt of a Milestone Spreadsheet, Parent shall also pay or caused to be paid the Banker Milestone Fee Cash Equivalent to Evercore Group L.L.C. pursuant to the wire instructions as set forth on the Allocation Schedule.

(b) Efforts to Achieve Milestones. Parent will exercise commercially reasonable efforts to achieve the Milestones, with “commercially reasonable efforts” meaning such good faith efforts and the expenditure of resources consistent with the conduct of a company in Parent’s industry, similarly situated to Parent as of the date hereof, with respect to such company’s products, services or technology of similar commercial potential (without taking into account any action or omission by or on behalf of Parent in bad faith that adversely affects the commercial potential of such product, service or technology), development stage and lifecycle, probability of development success, regulatory profile, and patent protection and proprietary position (without taking into account the obligation to issue any Milestone Shares hereunder or other competitive internal programs of such company); provided, that, in no event shall such efforts and expenditures be less than the efforts Parent applies to its other comparable products, services or technology.

(c) Deemed Achievement of Milestones. In the event of (i) the consummation of a merger of Parent or a subsidiary of Parent with or into another entity if Persons who were not stockholders of Parent immediately prior to such merger own immediately after such merger 50% or more of the voting power of the outstanding securities of each of Parent (or its successor) and any direct or indirect parent corporation of Parent (or its successor) or the consummation of any transaction or series of related transactions to which Parent (or its successor) is a party in which a majority of the voting power of the outstanding securities of Parent (or its successor) is transferred, (ii) the sale, transfer or other disposition of all or substantially all of Parent’s assets, (iii) Parent directly or indirectly ceasing the development or commercialization of products or services (including, if applicable, ceasing to seek regulatory approval or clearance) from the Company Platform or any product or service material to the achievement of any Milestone, or (iv) Parent directly or indirectly selling or otherwise transferring (including by way of exclusive license) the Company Platform or any rights therein or thereto (including any Intellectual Property Rights) if material to the achievement of any Milestone to any Person that is not an Affiliate, in each case on or before the back-end date identified for achievement of such Milestone (per the Milestone Schedule) which has not yet been achieved, then each such Milestone shall be deemed to be achieved on the date immediately preceding the date of the consummation of the merger, sale, transfer, other disposition or cessation of development or commercialization at issue.

(d) Dispute Resolution. If Holders’ Representative believes that Parent has breached any of its obligations under this Section 2.21, then Holders’ Representative may invoke the following dispute resolution process by providing written notice thereof to Parent. Within fifteen (15) Business Days of such notice, Parent and Holders’ Representative shall jointly select one unaffiliated, independent expert who has appropriate technical, regulatory or commercial expertise to resolve any such dispute to act as expert (the “Expert”); provided, however, that any Expert shall be required to execute a non-disclosure and non-use agreement in form and substance reasonably satisfactory to Parent and Holders’

Representative and any Expert shall not be or have been at any time within the previous three (3) years an Affiliate, employee, consultant, officer or director of the Company, Holders’ Representative, any Holder or Parent or any of their respective Affiliates. If Parent and the Holders’ Representative cannot agree on a mutually acceptable Expert within (10) Business Days of such notice, then within five Business Days after the expiration of such ten (10)-day period, each of Parent and the Holders’ Representative shall appoint one Expert who shall jointly select a third Expert within five (5) Business Days after the last to occur of their respective appointments to resolve the referred matter. The Expert mutually agreed by Parent and Holders’ Representative, or if such parties cannot agree, the third Expert selected by such party-appointed Experts is referred to as the “Selected Expert”. Parent shall provide the Selected Expert with all necessary background information within twenty (20) Business Days after the Selected Expert is selected, and the parties shall cooperate with all reasonable requests of the Selected Expert for such documents or information as the Selected Expert may require in support of the Selected Expert’s determination, and provide responses to all reasonable questions or interrogatories in connection therewith. The Selected Expert shall resolve any dispute described in the first sentence of this Section 2.21(d) by evaluating such information and, as applicable, engaging in discussions with Parent’s employees with substantive knowledge of the underlying matters. The fees of the Selected Expert shall be paid at Parent’s and Holders’ Representative’s (on behalf of the Holders) joint expense (50:50), except that Parent shall reimburse Holders’ Representative for his share of such fees if the Selected Expert’s determination reverses Parent’s position and Holders’ Representative (on behalf of the Holders) shall reimburse Parent for its share of such fees if the Selected Expert’s determination upholds Parent’s position. The hearing shall be held within forty-five (45) Business Days of the Selected Expert being selected, and the Selected Expert shall be requested to reach a final determination within ten (10) Business Days after the hearing. All proceedings conducted by the Selected Expert shall take place in Denver, Colorado, and the language of the arbitration shall be English. The Selected Expert’s determination shall be final and binding upon the parties and for purposes of this Agreement. If the Selected Expert determines, or if Parent agrees in writing, that Parent materially breached its obligation to use commercially reasonable efforts to achieve any Milestone pursuant to Section 2.21(b) or to determine the PCM Revenue as set forth in the Milestone Schedule, then the applicable Milestone shall be deemed to be achieved by the Selected Expert, and Parent shall, pursuant Section 2.21(a), deliver book entries reflecting the Milestone Shares corresponding to such Milestone to be allocated among the Holders to the extent not already issued.

(e) Update Reports. Commencing on January 1 of the first year following the Closing Date, Parent shall, on January 1 and June 30 of each year during the during the period commencing upon the Closing Date and expiring upon June 30 during the year after the last back-end date for the Milestones, send to Holders’ Representative a report regarding the status of its (and its Affiliates) efforts to achieve the Milestones and a statement setting forth, in reasonable detail, a calculation of the PCM Revenue recognized during the prior six months) (each such report, an “Update Report”). If Holders’ Representative requests a meeting with Parent to discuss any Update Report within thirty (30) days after receipt thereof, Parent shall make available for such a meeting such of its and its Affiliates respective employees with appropriate expertise and knowledge of the activities undertaken to achieve the Milestones, including an officer with operating responsibility for such activities. In addition, for thirty (30) days after delivery of each Update Report, Parent shall make available a qualified, designated employee of Parent or its Affiliate with appropriate expertise to respond telephonically or electronically to questions posed by Holders’ Representative.

(f) Information and Audit Rights. Parent shall keep, and shall cause its Affiliates to keep, reasonable documentation relating to the attainment of each Milestone and complete, fair and true books of accounts and records for the purposing of determining the PCM Revenue (the “Milestone Information”). Such Milestone Information shall be maintained for a period of five (5) years following the end of the calendar year to which it pertains. So long as it is conducted in a manner which does not unduly interfere with Parent’s business, Holders’ Representative, or any representative of Holders’ Representative reasonably acceptable to Parent, shall have the right, no more frequently than once in any six (6) month period, to review and audit the Milestone Information and to engage in discussions with Parent’s employees with substantive knowledge of the underlying matters regarding the status of each unachieved Milestone; provided, however, that such right shall terminate as to each milestone upon the fifth (5th) anniversary of the back-end date identified for achievement of such Milestone per the Milestone Schedule. The cost of such any audit shall be borne by Holders’ Representative, unless the audit concludes that a Milestone was timely achieved and the applicable Milestone Shares were not issued when due or that Parent otherwise breached any of its obligations under this Section 2.21, in which case, Parent shall bear the cost of such audit. All information contained in any Update Report, or conveyed to the Holders’ Representative in any meeting or other communication regarding an Update Report, or made available to Holders’ Representative pursuant to any audit conducted during this Section 2.21(f), shall be subject to a reasonable and customary confidentiality agreement between Parent and the Holders’ Representative. Such confidentiality agreement shall expressly permit Holders’ Representative to disclose the confidential information referred to in the foregoing sentence of Parent and its Affiliates to Holders’ Representative’s advisors, employees and consultants providing direction to Holders’ Representative in his performance hereunder or who otherwise have a need to know and, in any event, to Perceptive, so long as such Persons are subject to the confidentiality agreement between Parent and the Holders’ Representative or otherwise bound by comparable obligations of confidentiality and nonuse as well as acknowledgement of applicable federal securities laws pertaining to material nonpublic information of Parent.

(g) Cessation of Efforts. If Parent (directly or indirectly) ceases performance of activities required to achieve any Milestone, then Parent shall send prompt written notice thereof to the Holders’ Representative together with a reasonably detailed explanation for such cessation of activities. Parent’s satisfaction of its obligations pursuant to the foregoing sentence shall not relieve Parent of any of its obligations under this Section 2.21.

(h) Achievement of Milestone Prior to Closing. In the event that any Milestone is achieved after the date of this Agreement but prior to the Closing, then the Company shall promptly, but no more than five (5) Business Days after achievement of such Milestone, notify Parent that such Milestone has been achieved and the applicable Milestone Shares shall be included in the consideration payable by Parent at Closing in accordance with Section 2.12.

2.22 Tax Consequences.

(a) Parent, the Merger Subs and the Company each intend that the Mergers, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, in accordance with IRS Revenue Ruling 2001-46, 2001-2 CB 321 (the “Intended Tax-Free Treatment”). Each of Parent, the Merger Subs and the Company and their respective Affiliates and Representatives (including Holders’ Representative) shall (A) file all Tax Returns consistent with the Intended Tax-Free Treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with the U.S. federal income Tax Returns of the Company and Parent for the taxable year that includes the Mergers), and (B) except to the extent otherwise required by a “determination” as such term is used in Section 1313 of the Code, take no Tax position inconsistent with the Intended Tax-Free Treatment (whether in audits, Tax Returns or otherwise).

(b) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c) Each of Parent, the Merger Subs and the Company and their respective Affiliates and Representatives shall cooperate and use its respective commercially reasonable efforts to cause the Mergers to qualify for the Intended Tax-Free Treatment, and, except for the performance of this Agreement in accordance with its terms, agree not to take any action or fail to take any action, in either case, that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment. Such cooperation and commercially reasonable efforts shall include (but not be limited to): (i) taking actions (and not failing to take actions) to cause the Mergers to qualify for the Intended Tax-Free Treatment, and not taking actions (or failing to take actions) that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment; (ii) a Party promptly notifying the other Party that such Party knows or has reason to believe that the Mergers may not qualify for the Intended Tax-Free Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Mergers qualifying for the Intended Tax-Free Treatment); and (iii) in the event either Parent or the Company seeks a tax opinion from its respective tax advisor regarding the Intended Tax-Free Treatment, or the SEC requests or requires tax opinions in connection with the Transactions, each Party shall execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor.

(d) Notwithstanding any provision herein to the contrary, (i) no Party or their respective Affiliates shall have any liability to the other Party, or any Holder, with respect to the tax treatment or the tax consequences of the Mergers or the other Transactions (other than, for the avoidance of doubt, any liability resulting from (A) any breach of, or misrepresentation or inaccuracy in, any of the representations or warranties made by such Party in this Agreement or any tax representation letters provided by such Party pursuant to Section 2.22(c) (if applicable) and (B) any breach of or failure to perform any covenant or agreement of such Party provided for in this Agreement including pursuant to Section 2.22(c) (if applicable)) and (ii) each Holder shall be solely responsible with respect to the tax treatment of the Mergers or the other Transactions as to such Holder as well as the tax consequences thereof.

(e) If, at least ten (10) Business Days in advance of the Closing, the Company reasonably believes that the Intended Tax-Free Treatment will not be achieved as of the Closing, then, at the discretion of the Company, the Parties shall promptly meet to agree upon a modification of the relative aggregate mixture of cash consideration and Parent Common Stock consideration that would otherwise be payable or issuable in connection with the Closing (for clarity, such calculation shall not take into account any Milestone Shares), and thereupon adjust such consideration as the Parties shall agree by decreasing the amount of such cash consideration and making a corresponding increase in the number of shares of Parent Common Stock representing such consideration (i.e., such increase in shares shall be a number of shares, rounded up to the nearest whole share, equal to the quotient of (i) the required decrease in cash consideration divided by (ii) the Parent Trading Price), but only to the extent the Company determines in good faith that such adjustment is required to achieve the Intended Tax-Free Treatment. The Parties agree to take all reasonable and necessary actions in furtherance of the objective stated in this Section 2.22(e), including, if applicable, by making any necessary amendments to this Agreement and, as applicable, seeking the requisite stockholder approvals.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to Parent, Merger Sub A and Merger Sub B to enter into this Agreement and effect the Mergers, with the understanding that Parent, Merger Sub A and Merger Sub B are relying thereon in entering into this Agreement and consummating the Transactions (including the Mergers), except as set forth in (i) the Disclosure Schedule (provided that the Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections of this Agreement, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections of this Agreement only to the extent it is reasonably apparent on its face that such disclosure is applicable to such other sections and subsections) or (ii) the Company Form S-1 (provided, however, that (A) any information contained in the Company Form S-1 shall only be deemed to be an exception to, or, as applicable, disclosure for purposes of the representations and warranties set forth in this ARTICLE III if the relevance of such item as an exception to, or, as applicable, disclosure for purposes of the representations and warranties set forth in this ARTICLE III is reasonably apparent on its face and (B) in no event shall any risk factor disclosure (including under the heading “Risk Factors”), forward looking statements (including disclosure set forth in any “forward looking statements” disclaimer) or other general statements to the extent they are predictive or forward looking in nature that are included in any part of the Company Form S-1 be deemed to be an exception to, or, as applicable, disclosure for purposes of, the representations and warranties set forth in this ARTICLE III), the Company hereby represents and warrants to each of Parent and Merger Sub A and Merger Sub B, as of the Agreement Date and as of the Closing Date, as follows:

3.1 Organizational Matters.

(a) Valid Existence; Good Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. The Company is duly licensed or qualified to do business and is in good standing under the laws of Delaware and each other jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or licensed by it makes such licensing or qualification necessary, except to the extent a failure to be so qualified in any other jurisdiction has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company Group taken as a whole.

(b) Operations. Section 3.1(b) of the Disclosure Schedule lists each state and country in which any member of the Company Group has any employee or officer (each a “Current Employee”) or has assets or leases Real Property as of the Agreement Date. Current Employees, together with any former employees or officers of the Company Group, are referred to herein individually as an “Employee” and collectively as “Employees.” Section 3.1(b) of the Disclosure Schedule also lists each state and country in which any member of the Company Group has any individual consultant or individual independent contractor or director (who is not an Employee) (each a “Current Consultant”) as of the Agreement Date. Current Consultants, together with any former individual consultant or individual independent contractor or director (who is not an Employee) of the Company, are referred to herein individually as a “Consultant” and collectively as “Consultants.”

(c) Subsidiaries. Other than ArcherDX Clinical Services, Inc., a Colorado corporation (“ACS” and together with the Company, the “Company Group”), the Company has no Subsidiaries and does not own and never has owned, directly or indirectly, any shares of capital stock, voting securities, or equity interests in any Person. The Company has no obligation to make an investment (in the form of a purchase of equity securities, loan, capital contribution or otherwise) directly or indirectly in any Person. ACS is duly incorporated, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. ACS is duly licensed or qualified to do business and is in good standing under the laws of Colorado and each other jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or licensed by it makes such licensing or qualification necessary, except to the extent a failure to be so qualified in any other jurisdiction has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company Group taken as a whole. ACS is wholly-owned by the Company. Except to the extent owned of record and beneficially solely by the Company, there are no shares of capital stock, voting securities or equity interests of ACS issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of the ACS, including any representing the right to purchase or otherwise receive any capital stock of ACS.

(d) Corporate Documents. The Company has delivered or made available to Parent accurate copies of the certificate of incorporation and bylaws (or equivalent documents) of each entity comprising the Company Group, in each case as the same may have been amended from time to time (collectively, the “Company Charter Documents”). All such Company Charter Documents are unmodified and in full force and effect and no member of the Company Group is in violation of any provision of the Company Charter Documents. The Company has delivered or made available to Parent and its Representatives accurate copies of the stock ledger of each member of the Company Group and of the minutes of all meetings of the stockholders, the board of directors (or equivalent governing body) and each committee of the board of directors (or equivalent governing body) of each member of the Company Group held since the Reference Date.

3.2 Authority; Noncontravention; Voting Requirements.

(a) Power and Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform all of its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers).

(b) Due Authorization of Agreement. The Company’s board of directors, at a meeting duly called and held pursuant to the DGCL (or by written consent), has unanimously (i) approved and declared advisable and in the best interests of the Company and the Company Stockholders the Transaction Agreements and the Transactions (including the Mergers) and (b) recommended that the Company Stockholders adopt this Agreement and approve the Transactions (including the Mergers). The execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly authorized by the Company’s board of directors and, subject to adoption and approval of this Agreement and the approval of the Mergers by the affirmative vote or written consent of the Company Stockholders representing the requisite number of shares of Company Capital Stock required under the DGCL and the Company Charter Documents (the “Requisite Stockholder Approval”), no other action on the part of the Company’s board of directors or the Company Stockholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is a party and the consummation by it of the Transactions (including the Mergers).

(c) Valid and Binding Agreements. This Agreement and each of the other Transaction Agreements to which the Company is a party have been, or will be as of the Closing Date, duly executed and delivered by the Company. Assuming due authorization, execution and delivery of this Agreement and the other Transaction Agreements by the other parties hereto and thereto, this Agreement constitutes and the other Transaction Agreements shall, when executed and delivered, constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

(d) No Conflict. Neither the negotiation, execution, delivery nor performance of this Agreement nor the consummation of the Transactions shall (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), (ii) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit or result in the creation of any Lien upon any of the properties or assets of any member of the Company Group, or (iii) give rise to any Action by any Person (any such event, a “Conflict”), in each case under or pursuant to (A) any provision of the Company Charter Documents or any resolutions adopted by board of directors (or equivalent governing body) or the stockholders of any member of the Company Group or (B) any material Permit issued to any member of the Company Group or any Order or Law applicable to any member of the Company Group or any of its properties or assets (whether tangible or intangible).

3.3 Capitalization.

(a) Authorized and Issued Securities. The authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 28,293,525 shares of Company Preferred Stock of which (x) 14,780,767 shares have been designated as Series A Preferred Stock, (y) 4,082,031 shares have been designated as Series B Preferred Stock and (z) 9,430,727 shares have been designated as Series C Preferred Stock. Except for (1) any exercises of Company Warrants or Company Options into Company Capital Stock that occur in the Pre-Closing Period or (2) the issuance of any Company Capital Stock by the Company, including in connection with any equity financing for working capital purposes, in each case as permitted by Section 5.1 (and then only if the Company has provided Parent, promptly upon the completion of any such financing or other issuance, with detailed information similar to that provided in Section 3.3(b) of the Disclosure Schedule with respect to such issuances), the capitalization of the Company is as follows: (i) 6,627,583 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are held by the Company in its treasury, (iii) 9,564,671 shares of Series A Preferred Stock are issued and outstanding, (iv) 2,190,546 shares of Series B Preferred Stock are issued and outstanding, (v) 6,638,261 shares of Series C Preferred Stock are issued and outstanding, (vi) 837,428 shares of Series A Preferred Stock are reserved as contingent consideration to be issued upon the achievement of certain revenue-based milestones pursuant to the Baby Genes Merger Agreement, (vii) 3,860,932 shares of Company Common Stock are subject to outstanding options under the Company Option Plan (i.e., the Company Options), and (viii) 682,783 shares of Series B Preferred Stock are subject to outstanding warrants (i.e., the Company Warrants). Except as set forth in this Section 3.3(a), there are no shares of Company Capital Stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of Company Capital Stock, voting securities or equity interests of the Company.

(b) Ownership of Stock, Options and Company Warrants. Section 3.3(b) of the Disclosure Schedule sets forth an accurate list as of the Agreement Date of each of (i) the record holders of Company Capital Stock and the number of shares of Company Capital Stock held by each Holder and the number of shares or other securities into which such Company Capital Stock is convertible, listed by class and series, (ii) all Company Options and the Company Optionholders thereof as well as the exercise prices, dates of grant and numbers of shares of Company Common Stock for which such Company Options are exercisable by each such Company Optionholder, (iii) all Company Warrants and the Company Warrantholders thereof as well as the exercise prices, dates of grant, series of Company Preferred Stock and numbers of shares of Company Preferred Stock for which such Company Warrants are exercisable by each such Company Warrantholder and (iv) all Persons that have a right to receive shares of Series A Preferred Stock as contingent consideration to be issued upon the achievement of certain revenue-based milestones pursuant to the Baby Genes Merger Agreement, and the number of shares of Series A Preferred Stock each such Person is entitled to assuming the satisfaction of all such milestones or consummation of the Transactions. As of the Agreement Date, all issued and outstanding shares of Company Capital Stock, all Company Options and all Company Warrants are owned of record and beneficially as set forth in Section 3.3(b) of the Disclosure Schedule.

(c) Valid Issuance; No Preemptive or Other Rights.

(i) All issued and outstanding shares of Company Capital Stock (A) are, and all shares of Company Capital Stock that may be issued pursuant to the exercise of Company Options and Company Warrants shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable, (B) are not subject to, nor were issued in violation of, any preemptive rights, rights of first offer or refusal, co-sale rights or similar rights arising under applicable Law or pursuant to the Company Charter Documents, or any Contract to which the Company is a party or by which it is bound, and (C) have been offered, issued, sold and delivered by the Company in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal, state and foreign securities Laws. Each Company Option granted under the Company Option Plan was duly authorized by all requisite corporate action on a date no later than the grant date and has an exercise price per share at least equal to the fair market value of a share of Company Capital Stock on the grant date. Each Company Warrant was duly authorized by all requisite corporate action. Except as set forth in the Company Form S-1, the Company is not under any obligation to register any of its presently outstanding securities, or securities issuable upon exercise or conversion of such securities, under the Securities Act or any other Law.

(ii) The rights, preferences and privileges of the Company Capital Stock are as set forth in the Company Charter Documents. There is no liability for dividends accrued and/or declared but unpaid with respect to the outstanding Company Capital Stock. No member of the Company Group is subject to any obligation to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any other voting securities or equity interests (or any options, warrants or other rights to acquire any shares of Company Capital Stock, voting securities or equity interests) of any member of the Company Group. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any member of the Company Group.

(iii) Accurate copies of all form agreements and instruments (and any amendments thereto, if applicable) relating to or issued under the Company Option Plan have been delivered or made available to Parent; there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof provided or made available to Parent; and all equity grants under the Company Option Plan have been made pursuant to agreements and instruments and do not deviate from such form agreements and instruments.

3.4 No Consents or Approvals. No consent, approval or authorization of, or registration, qualification, notices to or filing with, any Governmental Authority is required to be made or obtained by the Company for the valid execution, delivery and performance of this Agreement or the other Transaction Agreements to which it is a party, and the consummation of the Transactions (including the Mergers), except for (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the receipt of the Requisite Stockholder Approval and (ii) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”).

3.5 Financial Matters. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company Form S-1 (collectively, the “Financial Statements”) was prepared in accordance with GAAP throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with interim reports do not contain all notes to such financial statements) and each fairly presented in all material respects the consolidated financial position, results of operations and changes in stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which are not expected, individually or in the aggregate, to be material). The balance sheet of the Company at March 31, 2020 included with the Company Form S-1 is herein referred to as the “Interim Balance Sheet” and such date the “Interim Balance Sheet Date.”

(a) Internal Controls; Financial Controls. Each member of the Company Group maintains systems of internal accounting and financial reporting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that each member of the Company Group maintains records that in reasonable detail accurately and fairly reflect, in all material respects, such member’s transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and such member’s board of directors or equivalent governing body; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of such member’s assets that could have a material effect on the Financial Statements. The Company has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other Employees or Consultants who have or had a significant role in the internal control over financial reporting of any member of the Company Group.

(b) No Undisclosed Liabilities. The Company Group does not have any material Liabilities that are not reflected or adequately reserved against on the face of (and not in the notes to) the Financial Statements, except Liabilities (i) incurred by the Company Group in connection with the preparation, execution, delivery and performance of the Transaction Agreements and included in the Company Transaction Expenses, (ii) incurred by the Company in the IPO Process, (iii) which have arisen in the Ordinary Course of Business since the Interim Balance Sheet Date or (iv) for performance obligations under Contracts in the Ordinary Course of Business.

(c) Off-Balance-Sheet Arrangements. There are no “off-balance-sheet arrangements” (within the meaning of Item 303 of Regulation S-K promulgated by the SEC) with respect to the Company Group.

3.6 Absence of Certain Changes or Events. Since the Interim Balance Sheet Date, (i) there has not been a Company Material Adverse Effect and, (ii) except for the IPO Process, each member of the Company Group has been operated in the Ordinary Course of Business.

3.7 Legal Proceedings. Since the Reference Date, there have not been and there are no pending Actions and, to the Knowledge of the Company, there are no Actions threatened, in either case, by or against any member of the Company Group, its properties or assets or any of the Company Group’s officers or directors in their capacities as such.

3.8 Compliance with Laws; Permits.

(a) Each member of the Company Group is and has at all times been in compliance in all material respects with all Laws applicable to such member of the Company Group or any of its assets, business or operations, including the Health Care Laws. Each member of the Company Group holds all Permits necessary to conduct the Business as currently conducted and own, lease and operate its properties and assets, and all such Permits are in full force and effect. No suspension, cancellation, withdrawal or revocation of any such Permit is pending or, to the Company’s Knowledge, threatened. Each member of the Company Group is and has always been in compliance in all material respects with the terms of all Permits necessary to conduct its business and to own, lease and operate its properties and facilities. No member of the Company Group or, to the Company’s Knowledge, any of their respective Representatives, has received any notice from any Governmental Authority claiming or alleging that any member of the Company Group was not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Permits applicable to such member of the Company Group or its business or operations. No member of the Company Group has been assessed any penalty with respect to any alleged failure by such member of the Company Group to have or comply with any Permit.

(b) No member of the Company Group, nor any of their respective officers, directors, Employees, Consultants, subcontractors, agents or vendors, (i) has, in the operation of such member of the Company Group’s business, engaged in any activities which are prohibited or are cause for criminal or civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b or 1395nn, 5 U.S.C. § 8901 et seq. (the Federal Employees Health Benefits program statute), or the regulations, agency guidance or any similar legal requirement promulgated pursuant to such statutes or any analogous state or local Laws, or, (ii) to the Company’s Knowledge is a target or a subject of any current or potential investigation relating to the foregoing.

(c) (i) Each Current Employee and Current Consultant of any member of the Company Group required to be licensed by an applicable Governmental Authority, professional body and/or medical body has such licenses and (ii) such licenses are in full force and effect.

(d) No member of the Company Group nor any of their respective officers, directors or Employees, or, to the Company’s Knowledge, any of their respective Consultants, subcontractors, agents or vendors (i) has been excluded, suspended, debarred or otherwise sanctioned by any Governmental Authority, including the U.S. Department of Health and Human Services Office of Inspector General or the General Services Administration or (ii) is currently listed on any federal or state published list or database of excluded parties, including the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs, the HHS Office of Inspector General exclusions database and the National Practitioner Data Bank.

(e) All agreements or other arrangements between any member of the Company Group, on the one hand, and any physician, on the other hand, for services are in writing, describe bona fide services required by such member of the Company Group, as the case may be, provide for compensation that is no more than fair market value for such services determined as of the effective date of such agreement and are in material compliance with the Anti-Kickback Statute, and (ii) all payments made and things of value provided by any member of the Company Group to any health care professional for services rendered by such health care professional have been made at fair market value determined as of the effective date of any such agreement and are in material compliance with the Anti-Kickback Statute.

(f) Each member of the Company Group is and has at all times been in compliance in all material respects with all applicable Laws relating to the privacy, security, use and disclosure of health information, including “protected health information” or “PHI” as defined under HIPAA and information related to genetic testing and genetic test results, created, used, disclosed or stored in the course of the operations of such member of the Company Group, including HIPAA and all applicable state, federal and international laws regarding the privacy and security of health information, including genetic testing and results. Each member of the Company Group has the required agreements with all of the Company Group’s “business associates” as such term is defined by and as such agreements are required by HIPAA. Accurate copies of all HIPAA and health information privacy policies that have been used by the Company Group since the Reference Date have been provided or made available to Parent and such privacy policies are in material compliance with all applicable Health Care Laws. Each member of the Company Group has at all times complied in all material respects with all rules, policies and procedures established by such member of the Company Group from time to time and as applicable with respect to privacy, security, data protection or the collection and use of health information and genetic testing information created, used, disclosed or stored in the course of the operations of such member of the Company Group. No Actions have been asserted or, to the Knowledge of the Company, threatened against any member of the Company Group by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such rules, policies or procedures.

(g) With respect to all health information, PHI and genetic testing information as described in Section 3.8(f) and within a member of Company Group’s custody or control, each member of the Company Group has taken commercially reasonable steps (including implementing and monitoring compliance with administrative, physical and technical safeguards) to protect such information against loss and against unauthorized access, use, modification, disclosure or other misuse. To the extent applicable, each member of the Company Group maintains and has implemented security policies and procedures to the extent required by HIPAA and other applicable Health Care Laws. To the Knowledge of the Company, since the Reference Date, there has been no “Breach of Unsecured PHI,” as defined under HIPAA, and no successful “Security Incident” as defined under HIPAA that, in each case, resulted in the unauthorized use or disclosure of PHI within a member of Company Group’s custody or control. Each member of the Company Group maintains systems, policies and procedures to respond to incidents and complaints alleging violations of applicable privacy or security standards and designed to identify and report all Breaches of Unsecured PHI within such member of Company Group’s custody or control in accordance with such member of the Company Group’s legal and contractual obligations.

3.9 Taxes.

(a) Each member of the Company Group has paid all material Taxes owed by it, whether or not shown on any Tax Return. Since the Interim Balance Sheet Date, no member of the Company Group has incurred any material Liability for Taxes arising outside of the Ordinary Course of Business (other than those arising as a result of the Transactions). There are no Liens for or with respect to Taxes (other than Permitted Liens) on any of the assets of any of the members of the Company Group. No member of the Company Group is subject to any currently effective waiver of any statute of limitations in respect of Taxes nor has such member agreed to any currently effective extension of time with respect to a Tax assessment or deficiency, in each case other than customary extensions of the due date for filing a Tax Return obtained in the Ordinary Course of Business of no more than six months.

(b) Each member of the Company Group has filed all material Tax Returns that are required to have been filed by or with respect to such member of the Company Group. All such Tax Returns were, when filed, true, correct and complete in all material respects. No member of the Company Group is the beneficiary of any currently effective extension of time within which to file any Tax Return (other than customary extensions of the due date for filing a Tax Return obtained in the Ordinary Course of Business of no more than six months). No member of the Company Group has received any written claim from any Taxing Authority in a jurisdiction where such member of the Company Group does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, which claim has not been finally resolved.

(c) Each member of the Company Group has withheld and paid all material Taxes required to have been withheld and paid by it in connection with amounts paid or owing by such member to any Employee, Consultant, creditor, stockholder or other third party. Each member of the Company

Group has properly classified all services providers to such members as employees, independent contractors, or other appropriate status, in accordance and compliance with all applicable Tax Laws, and correctly completed and filed all applicable Tax Returns with respect thereto (including all appropriate IRS Form W-2, IRS Forms 1099, as applicable).

(d) No member of the Company Group has received any written notice of any deficiencies for any Taxes proposed or assessed against or with respect to any Taxes due by, or Tax Returns of, any such member of the Company Group, which deficiencies have not been finally resolved, and no member of the Company Group has received written notice of any audit, assessment, dispute or claim concerning any Tax Liability of such member, which audit, assessment, dispute or claim has not been finally resolved.

(e) No member of the Company Group (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is Company) filing a consolidated federal income Tax Return nor (ii) has any Liability for Taxes of any Person (other than members of the Company Group) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Tax Law, or as a transferee or successor, or pursuant to a Tax Sharing Agreement.

(f) No member of the Company Group has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(g) The Company Group has disclosed on its federal income Tax Returns all positions taken therein that would reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(h) No member of the Company Group has made any payments, is obligated to make any payments or is a party to any agreement, including this Agreement and/or any agreements contemplated by this Agreement, that will, or could be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b) of the Code. There is no agreement, plan, arrangement or other contract by which any member of the Company Group is bound to compensate, reimburse otherwise pay to any Person any amounts attributable to excise taxes payable pursuant to Section 4999 of the Code.

(i) No member of the Company Group shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof in the case of any Straddle Period) beginning after the Closing Date as a result of any: (i) change in method of accounting requested by any member of the Company Group prior to the Closing; (ii) agreement entered into by any member of the Company Group with any Taxing Authority prior to the Closing; (iii) installment sale or open transaction disposition made by any member of the Company Group prior to the Closing; (iv) prepaid amounts received or paid by any member of the Company Group outside the Ordinary Course of Business prior to the Closing; or (v) cancellation of indebtedness income recognized by any member of the Company Group pursuant to Section 108 of the Code with respect to the Company Debt that is cancelled prior to Closing.

(j) Within the last two years, no member of the Company Group has distributed stock of another Person, nor, to the Company’s Knowledge, has its stock been distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) No member of the Company Group has nor has it ever had a permanent establishment in any country outside the United States. No member of the Company Group engages nor has it ever engaged in a trade or business or other activity in any country outside the United States that would cause any member of the Company Group to be obligated to pay Taxes or file Tax Returns in such country.

(l) The Company has delivered or made available to Parent correct and complete copies of all federal and state income Tax Returns ending on or after December 31, 2016, and all examination reports and statements of deficiencies filed, or assessed against and agreed to, by any member of the Company Group with respect to Taxes for all taxable periods.

(m) No member of the Company Group is or has ever been a “United States shareholder” within the meaning of Section 951(b) with respect to any Person that is or was treated as a “controlled foreign corporation” as defined in Section 957 of the Code. No member of the Company Group owns any stock or other equity interest in any Person that is treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(n) The Company has made available to Parent a list of all jurisdictions (whether foreign or domestic) in which any member of the Company Group pays Taxes and the nature of the Taxes paid by such member.

(o) No member of the Company Group has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(p) All material Taxes (including sales tax, use tax and value-added tax) that were required to be collected or self-assessed by each member of the Company Group have been duly collected or self-assessed, and all such amounts that were required to be remitted to any Taxing Authority have been remitted. No power of attorney that has been granted by any member of the Company Group with respect to any matter relating to the Taxes of such member is currently in force.

(q) No member of the Company Group has ever (i) made an election under Section 1362 of the Code to be treated as an S corporation for federal income tax purposes or (ii) made a similar election under any comparable provision of any state, local or foreign Tax Law.

(r) No member of the Company Group has ever been a “personal holding company” within the meaning of Section 542 of the Code.

(s) All transactions and agreements between or among any member of the Company Group and any related parties and/or the terms thereof have been conducted in an arm’s length manner consistent with such member’s transactions or agreements with unrelated third parties.

(t) As of the Agreement Date, no member of the Company Group is aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment.

(u) No representation or warranty contained in this Section 3.9 (other than Sections 3.9(e), (f), (i), (j) and (m)) shall be deemed to apply directly or indirectly with respect to any taxable period (or portion thereof) beginning after the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Company makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis or other Tax attributes that any member of the Company Group may have after the Closing Date.

3.10 Employee Benefits and Labor Matters.

(a) Plans. All Company Plans are described in the Company Form S-1.

(b) Plan Documents. With respect to each Company Plan, the Company has delivered or made available to Parent a current, accurate and complete copy thereof (including amendments) or a copy of the representative form agreement thereof and, to the extent applicable, true and complete copies of the following documents with respect to each Company Plan: (i) any Contracts or agreements, plans and related trust documents, insurance Contracts or other funding arrangements, in each case as currently in effect, and all amendments thereto; (ii) the results of the non-discrimination testing since the Reference Date; (iii) Forms 5500 and all schedules thereto since the Reference Date; (iv) the most recent actuarial report, if any; (v) the most recent IRS determination or opinion letter; (vi) all correspondence, rulings or opinions issued by the DOL, IRS or any other Governmental Authority and all material correspondence from the Company to the DOL, IRS or other Governmental Authority other than routine reports, returns or other filings since the Reference Date; (vii) the most recent summary plan descriptions and any summaries of material modifications with respect thereto; and (viii) written descriptions of all non-written Company Plans.

(c) ERISA. No Company Plan is subject to Title IV of ERISA or is otherwise a Defined Benefit Plan as defined in Section 3(35) of ERISA (a “Title IV Plan”) and no member of the Company Group or any other trade or business (whether or not incorporated) that, together with any member of the Company Group, would be treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) or (o) of the Code (each an “ERISA Affiliate”) has incurred any liability pursuant to Title IV of ERISA that remains unsatisfied. No member of the Company Group nor any ERISA Affiliate has sponsored, contributed or had an obligation to contribute, to any Title IV Plan, or any money purchase pension plan subject to Section 412 of the Code, within the past six (6) years. No Company Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) or a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. During the past six (6) years, no member of the Company Group nor any of its respective ERISA Affiliates has completely or partially withdrawn from any Multiemployer Plan and no termination liability to the United States Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by any member of the Company Group or any of its respective ERISA Affiliates. No member of the Company Group nor any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has, to the Company’s Knowledge, engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA (which is not otherwise exempt), with respect to any Company Plan, nor, to the Company’s Knowledge, have there been any fiduciary violations under ERISA that could subject any member of the Company Group (or any Employee) to any penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code.

(d) Status of Plans. Each Company Plan intended to qualify under Section 401 of the Code or other tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code has received a favorable determination letter from the IRS or is the subject of a favorable prototype opinion letter from the IRS as to its qualification under the Code and any trusts intended to be exempt from federal income taxation under the Code are so exempt. To the Knowledge of the Company, nothing has occurred with respect to the operation of any Company Plans that could reasonably be expected to cause the loss of such qualification or exemption. No event has occurred and no condition exists with respect to any Company Plan subject to the requirements of Code Section 401(a) that would subject any member of the Company Group to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws. For each Company Plan with respect to which a Form 5500 has been filed, no adverse change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof. None of the Company Plans provides for post-employment life or health coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law and at the expense of the participant or the participant’s beneficiary.

(e) Contributions to Plans. All contributions required to have been made under any of the Company Plans or by Law (without regard to any waivers granted under Section 412 of the Code) have been timely made. There are no unfunded liabilities or benefits under any Company Plans that are not reflected in the Financial Statements.

(f) Conformity with Laws. All Company Plans have been established, operated and maintained in all material respects in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws. All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken, except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing. There are no pending Actions arising from or relating to the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form or could reasonably be expected to form the basis for any such Action. There are no filings or applications pending with respect to the Company Plans with the IRS, the DOL or any other Governmental Authority. Each member of the Company Group has satisfied obligations applicable to such member under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and each applicable state law relating to continuation of health or other coverage to any Employee (or any dependent or former dependent of such Employee) with respect to any qualifying event that has occurred on or before the Closing Date.

(g) Leased Employees. No member of the Company Group has any Employees who are “leased employees” (as that term is defined in Section 414(n) of the Code) or has any liability, contingent or otherwise, for any federal, state or local workers’ compensation contribution, with respect to any Employees who are leased employees.

(h) Employment Matters.

(i) The Company has a USCIS Form I-9 that is validly and properly completed in accordance with applicable Law for each Employee with respect to whom such form is required by applicable Law. The Company has complied with all Department of Homeland Security, DOL and State Department regulations governing the employment of foreign national workers. The Company has complied with in all material respects all applicable Laws related to H-1B workers, including the payment of wages and the maintenance of public access files related to the filing of ETA-9035 Labor Condition Applications.

(ii) Since the Reference Date: (x) each member of the Company Group has paid or made provision for payment of applicable salaries and wages which are payable by such member to any Employees, and is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, immigration, wages, hours and benefits, non-discrimination in employment, workers’ compensation, including Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Equal Employment Opportunity Act of 1972, ERISA, the Equal Pay Act, the National Labor Relations Act, the Fair Labor Standards Act, the Americans with Disabilities Act of 1990, the Vietnam Era Veterans Reemployment Act, the Family and Medical Leave Act, Occupational Safety and Health Act of 1970 and any and all similar applicable state and local Laws; and (y) no member of the Company Group has been engaged in any unfair employment practice, as defined in the National Labor Relations Act or other applicable Law.

(iii) Since the Reference Date, no member of the Company Group has received (A) a notice, citation, complaint or charge asserting any violation or liability under the federal Occupational Safety and Health Act of 1970 or any similar applicable Law regulating employee health and safety or (B) a notice of any charge or complaint pending before the Equal Employment Opportunity Commission or similar Governmental Authority alleging unlawful discrimination in employment practices, or before the National Labor Relations Board or similar Governmental Authority alleging any unfair labor practice by such member, nor, to the Knowledge of the Company, has any such charge been threatened.

(iv) Each individual performing services for the Company Group who has been classified as an independent contractor, or as an employee of some other entity whose services are leased to a member of Company Group, has been correctly classified and is in fact not a common law employee of any member of the Company Group.

(i) Effect of Transaction. Except for the payment of the consideration under ARTICLE II, neither the execution and delivery by the Company of the Transaction Agreements nor the consummation by the Company of the Transactions shall result in (i) any payment becoming due to any Employee, (ii) the provision of any benefits or other rights to any Employee, (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code, (iv) require any contributions or payments to fund any obligations under any Company Plan, or (v) the forgiveness in whole or in part of any outstanding loans made by any member of the Company Group to any Employee or Consultant. No payment, right or benefit that becomes due or accelerated as a result of the execution and delivery of the Transaction Agreements or the consummation of the Transactions is an “excess parachute payment” within the meaning of Section 280G of the Code.

(j) Compliance with Section 409A of the Code. To the extent that any Company Plan is a Nonqualified Deferred Compensation Plan, such Company Plan is in documentary and operational compliance with, in all respects, Section 409A of the Code and all applicable guidance issued by the IRS thereunder (or could be made compliant without applicable penalties in accordance with such guidance). No payment pursuant to any Company Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to a member of the Company Group would subject any person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Transactions or otherwise. There is no Contract or arrangement to which any member of the Company Group, or to the Knowledge of the Company, any Company Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(k) Plans Outside the United States. No Company Plan is subject to the laws of any jurisdiction other than the United States of America.

(l) Plan Termination. Each Company Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without Liability to any member of the Company Group, Parent or any of their Affiliates (other than ordinary administrative expenses typically incurred in a termination event). No member of the Company Group nor any of its respective Affiliates has announced its intention to modify or amend any Company Plan or adopt any arrangement or program which, once established, would come within the meaning of a Company Plan, and each asset held under any Company Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable Liability.

3.11 Environmental Matters. Each member of the Company Group is, and at all times has been, in material compliance with all applicable Environmental Laws. There is no Action relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting any member of the Company Group or any real property or premises currently or formerly owned, operated or leased by any member of the Company Group. No member of the Company Group has received any notice of, or entered into, or assumed by Contract or operation of Law, any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. To the Knowledge of the Company, there are no facts, circumstances or conditions existing with respect to any member of the Company Group or any real property or premises currently or formerly owned, operated or leased by any member of the Company Group or any property or facility to or at which any member of the Company Group transported or arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in any member of the Company Group incurring any Environmental Liability. No member of the Company Group has stored, treated, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance (including any Hazardous Materials) or owned, occupied or operated any Premises or property in a manner that has given or could give rise to any Liabilities (including any Liabilities for response costs, corrective action costs, personal injury, natural resource damages, property damage, or any investigative, corrective or remedial obligations) pursuant to CERCLA or any other Environmental Laws. No property or facility now or, to the Knowledge of the Company, previously owned, occupied or operated by any member of the Company Group, currently is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under CERCLA, or on any analogous state or local registry list and, to the Knowledge of the Company, no off-site location at which any member of the Company Group has disposed or arranged for the disposal of any waste is listed or proposed to be listed on the National Priorities List or on any analogous state or local list. The Company has made available to Parent an accurate list of environmental reports, audits assessments and investigations in the Company Group’s possession or control which relate to the Premises and the real property in the Company Group’s possession or control. To the Company’s Knowledge, there have been no Releases at any real property and there are no above-ground, underground, storage tanks, oil/water separators, sumps, septic systems, or polychlorinated biphenyls (PCBs) or any PCB-containing equipment located on any real property.

3.12 Contracts.

(a) Specified Material Contracts. Except for the Contracts listed as exhibits to the Company Form S-1, no member of the Company Group is a party to, has any obligations, rights or benefits under, or has any of its assets or properties bound by any:

(i) Contracts that purport to limit, curtail or restrict in any material manner the ability of any member of the Company Group or its respective Affiliates to conduct business in any geographic area or line of business or restrict the Persons with whom any member of the Company Group or any of its respective future Subsidiaries or Affiliates may do business;

(ii) Any material partnership or joint venture agreements;

(iii) Any Contracts to perform any material amount of service or sell or lease any material amount of product which grants the other party or any third party “most favored nation” status, “most favored customer” pricing, preferred pricing, exclusive sales, distribution, marketing or other exclusive rights, or rights of first refusal or rights of first negotiation; or

(iv) Contracts relating to the disposition or acquisition of any material amount of assets outside the Ordinary Course of Business or any ownership interest in any entity.

(b) Status of Material Contracts. Each of the Contracts listed on Section 3.12(a) of the Disclosure Schedule (if applicable), each of the Contracts listed as an exhibit to the Company Form S-1, each of the Real Property Leases and each of the IP Contracts (collectively, the “Material Contracts”) is valid and binding on the applicable member(s) of the Company Group and in full force and effect and is enforceable in accordance with its terms by the applicable member(s) of the Company Group. No member of the Company Group is in material breach or material default under any Material Contract. To the Knowledge of the Company, no other party to any Material Contract is in material default thereunder. The Company has not received written notice of any termination or cancellation of any Material Contract. No member of the Company Group has and, to the Knowledge of the Company, no other party to any Material Contract has repudiated any material provision of any Material Contract. No member of the Company Group is disputing and, to the Knowledge of the Company, no other party to such Material Contract is disputing, any material provision of any Material Contract. None of the parties to any Material Contract is renegotiating any material amounts paid or payable to or by any member of the Company Group under such Material Contract or any other term or provision thereof.

(c) Filed Contracts. All Contracts required to be filed by the Company as exhibits to the Company Form S-1, in order for the Company Form S-1 to be in material compliance with the Securities Act, were filed with the Company Form S-1.

3.13 Assets: Title, Sufficiency, Condition. Each member of the Company Group has good, valid and sufficient title to or sole and exclusive leasehold interest in or adequate right to use all of its tangible assets, whether real or personal, that are used in the conduct of the Business or reflected in the Interim Balance Sheet as being owned by such member or acquired after the date thereof (the “Assets”), free and clear of all Liens except Permitted Liens, except for Assets disposed of in the Ordinary Course of Business since the date thereof. The Assets constitute, in all material respects, all of the assets, properties and rights that are used in the conduct of the Business. All of the material fixtures and other material improvements to the Leased Real Property and all of the Company Group’s tangible personal property (i) are in all material respects adequate and suitable for their present uses, (ii) in good working order, operating condition and state of repair (ordinary wear and tear excepted) and (iii) have been maintained in all material respects in accordance with normal industry practice.

3.14 Intellectual Property; Technology; Privacy and Security; Information Systems; Disaster Recovery.

(a) Company Intellectual Property Rights and Company Technology.

(i) The Company Group owns or has the right to use all Company Technology and all Intellectual Property Rights therein to the extent necessary to conduct the Business. Except for (A) the Technology and Intellectual Property Rights licensed or made available to a member of the Company Group pursuant to the Inbound IP Contracts or any other Contract to which any member of the Company Group is party, (B) off the shelf, “click wrap” or “shrink wrap” license agreements for software that is generally commercially available to the public on reasonable terms (“Shrink Wrap Licenses”) and (C) Public Software, none of the Company Technology or Company Intellectual Property Rights is owned by any third party. Each member of the Company Group exclusively owns all Company Technology and all Company Intellectual Property Rights, in each case, that are owned by such member of or purported to be owned by such member of the Company Group, free and clear of all Liens other than with respect to the Permitted Liens.

(ii) The Company Group has used commercially reasonable efforts to maintain and protect all Proprietary Software (including all source code and system specifications) with appropriate proprietary notices, confidentiality and non-disclosure agreements and such other measures as are reasonably necessary to protect the Intellectual Property Rights contained therein or relating thereto, and none of the source code of any Proprietary Software has been published, disclosed or delivered to any Person by any member of the Company Group or by any employee, consultant, contractor or agent of any member of the Company Group, other than disclosure or delivery to any member of the Company Group or any employee, consultant, contractor or agent of any member of the Company Group engaged in the development of the Proprietary Software for the benefit of any member of the Company Group. No licenses or rights (including contingent rights) have been granted by any member of the Company Group to any Person to access, use or distribute any source code of any Proprietary Software pursuant to any material Contract (within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC) other than pursuant to any Outbound IP Contract. The Company Group has complete and exclusive right, title and interest in and to all Proprietary Software (except as otherwise provided for in this Agreement). There are no material Contracts (within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC) in effect with respect to the marketing, distribution or licensing of the Proprietary Software by any other Person other than pursuant to any IP Contract. None of the Company Technology that is owned or purported to be owned by any member of the Company Group, Proprietary Software, nor any Products is subject to any IP Contract or other contractual obligation that would require any member of the Company Group to publicly divulge any source code or trade secret that is part of the Company Technology that is owned or purported to be owned by any member of the Company Group.

(b) Infringement. Neither (i) the operation of the Business of any member of the Company Group as presently conducted nor (ii) the exploitation of any of the Products and Services or Company Technology by any member of the Company Group has infringed upon, diluted, misappropriated or violated any Intellectual Property Rights of any Person. No member of the Company Group has (x) received any written charge, complaint, claim, demand or notice alleging infringement, dilution, misappropriation or violation of the Intellectual Property Rights of any Person (including any demand to refrain from using or to license any Intellectual Property Rights of any Person in connection with the conduct of the Business), or (y) agreed to, or has any contractual obligation to, indemnify any Person for or against any interference, infringement, dilution, misappropriation or violation with respect to any Intellectual Property Rights except pursuant to any Outbound IP Contract or customary indemnities against infringement dilution, misappropriation or violation of Intellectual Property Rights contained in non-exclusive licenses or Contracts with directors, officers, contractors, consultant, vendors or other service providers entered into in the Ordinary Course of Business. To the Company’s Knowledge and except as set forth in the Company Form S-1, (A) no Person has infringed upon, diluted, misappropriated or violated any Company Intellectual Property Rights at any time since the Reference Date; and (B) there are no pending or, to the Company’s Knowledge, threatened claims against any member of the Company Group challenging any member of the Company Group’s ownership of the Company Intellectual Property Rights or alleging that any of the Company Intellectual Property Rights are invalid or unenforceable.

(c) IP Contracts. The exhibit list to the Company Form S-1 includes each material Contract (within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC) Contract under which any member of the Company Group uses or licenses from third parties Company Technology or Company Intellectual Property Rights and that any Person besides the members of Company Group owns, including Software other than Proprietary Software that is licensed to or used by a member of the Company Group or any of its Affiliates and is related to the Business (“Third Party Software”) (other than Shrink Wrap Licenses and Public Software) (collectively “Inbound IP Contracts”) or under which any member of the Company Group has granted any Person any right or interest in Company Intellectual Property Rights including any right to use or access any item of the Company

Technology (the “Outbound IP Contracts”, and together with the Inbound IP Contracts, the “IP Contracts”). Each member of the Company Group has, as applicable, paid all fees, royalties and other payments applicable to the past and current use or exploitation of Intellectual Property Rights in accordance with the terms of the applicable Inbound IP Contracts and Shrink Wrap Licenses, and no fees, royalties or other payments provided by the Inbound IP Contracts and Shrink Wrap Licenses are due or otherwise will become immediately due as a solely result of, or attributable to, the Transactions.

(d) Confidentiality and Invention Assignments. Each member of the Company Group has maintained commercially reasonable practices designed to ensure the protection of the confidentiality of the Company Group’s confidential information and trade secrets and has required any Employee, Consultant or third party with access, or to whom it has disclosed its confidential information, and who is not otherwise bound by a duty of confidentiality, to execute contracts requiring them to maintain the confidentiality of such information and use such information only in accordance with such contracts. All Employees and Consultants of the Company Group who (i) in the normal course of their duties are involved in the creation of any Company Technology that is owned or purported to be owned by any member of the Company Group that is incorporated in any Products and Services or (ii) have in fact created Company Technology that is owned or purported to be owned by any member of the Company Group that is incorporated in any Products and Services, have executed contracts that irrevocably assign to the applicable member of the Company Group (to the extent permitted by applicable Laws) on a worldwide royalty-free basis all of such Persons’ respective rights, including Intellectual Property Rights relating to such Products and Services. To the Knowledge of the Company, no Employee or Consultant is in violation of any term of any such agreement, including any patent disclosure agreement or other employment contract or any other contract or agreement relating to the relationship of any such Employee or Consultant with a member of the Company Group. All authors of any works of authorship in the Company Technology that is owned or purported to be owned by any member of the Company Group have waived their moral rights and have agreed to a covenant not to assert their moral rights, in each case, to the extent permitted by applicable Laws or such authors prepared such works in jurisdictions that do not recognize moral rights.

(e) Privacy and Data Security.

(i) The Collection and Use and dissemination by each member of the Company Group of any Personal Data within such member of Company Group’s custody or control is in compliance in all material respects with all applicable Information Privacy and Security Laws and all Personal Data Obligations. Each member of the Company Group has consistently posted a privacy policy in a clear and conspicuous location on all websites and any mobile applications owned or operated by such member of the Company Group.

(ii) Each member of the Company Group maintains policies and procedures regarding data security and privacy and maintains administrative, technical and physical safeguards that are commercially reasonable and, in any event, in compliance with all applicable Information and Privacy and Security Laws and all Contracts to which such member of the Company Group is bound. Each member of the Company Group has complied at all times since the Reference Date in all material respects with the terms of all Contracts to which such member of the Company Group is bound relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage, or safeguarding of Personal Data).

(iii) At any time since the Reference Date, to the Knowledge of the Company, there have been no security breaches relating to, or violations of any Information Privacy and Security Law regarding, or any unauthorized access, disclosure, or use of, any Personal Data within a member of Company Group’s custody or control. No notice has been provided to any member of the Company Group by a third party vendor or any other person of any security breach relating to Personal Data that such Person maintains for or on behalf of the Company Group. To the Knowledge of the Company, no member of the Company Group has experienced a loss or unauthorized disclosure, use, or breach of privacy or security of any Personal Data in the custody or control of such member of the Company Group that would have required notice to any third Person (including any Governmental Entity or parties to any Contract) under any applicable Information Privacy and Security Law. No Person (including any Governmental Authority) has commenced any Action relating to any member of the Company Group’s information privacy or data security practices, or to the Knowledge of the Company, threatened any such Action or made any complaint, investigation, or inquiry relating to such practices.

(iv) Each member of the Company Group has taken commercially reasonable steps to limit access to Personal Data within such member of Company Group’s custody or control to: (x) those Company Group personnel and third-party vendors providing services to or on behalf of the Company Group who have a need to know such Personal Data in the execution of their duties to the applicable member of the Company Group; and (y) such other Persons permitted to access such Personal Data in accordance with the privacy policies and terms of use, all applicable Information Privacy and Security Laws and all Contracts to which such member of the Company Group is bound.

(v) Each member of the Company Group has implemented security measures that are designed to prevent unauthorized access to its computer and information technology networks. All of the Company Group’s security measures are designed to be consistent with the requirements of applicable Laws and are designed to (x) prevent the unauthorized disclosure of confidential information (including Personal Data) of the applicable member of the Company Group, (y) prevent unauthorized access (and immediately terminate such unauthorized access) to the networks and information system of the applicable member of the Company Group and (z) facilitate the applicable member of the Company Group’s identification of the person accessing or attempting to access the networks and information system of the applicable member of the Company Group.

(f) Effect of Transactions on Company Technology Rights or Data Privacy. The Transactions (including the Mergers) shall not adversely affect the ownership of any member of the Company Group (treating, for this purpose, the Surviving Company as a member of the Company Group) of any Company Technology that is owned or purported to be owned by any member of the Company Group or the legal right and ability of any member of the Company Group (treating, for this purpose, the Surviving Company as a member of the Company Group) to continue using the Company Technology in the operation of the Business on or after the Closing to the same extent as the Company Technology is used in the operation of the Business prior to the Closing. The Transactions (including any transfer of Personal Data from the Company Group to Parent at or after the Closing resulting from the Transactions) will not violate in any material respect the relevant privacy policy of the respective member of the Company Group or any applicable Information Privacy and Security Laws.

(g) Information Systems. The Company Group owns, leases or licenses all Information Systems that are used in the Business. In the twelve (12) months preceding the Agreement Date, there have been no material failures, breakdowns, outages or unavailability of such Information Systems and the DR Plans were not activated other than for testing purposes. On and immediately after the Closing, the Information Systems shall be in the possession, custody or control of the Company Group (treating, for this purpose, the Surviving Company as a member of the Company Group), along with all tools, documentation and other materials relating thereto, as existing, in all material respects, immediately prior to the Closing.

(h) Disaster Recovery. The DR Plans are (i) consistent with applicable Laws and (ii) designed to allow each member of the Company Group to resume operations and performance of services promptly and ensure redundancy of all data and information material to the operation of the Company Group that any member of the Company Group is required to maintain pursuant to any Contract, internal policy or applicable Law.

3.15 Related Party/Affiliate Transactions. There are no Liabilities of any member of the Company Group to any Related Party other than ordinary course, Employee- and director-related compensation and reimbursement Liabilities. No Related Party has any interest in any property (real, personal or mixed, tangible or intangible) used by any member of the Company Group in the conduct of the Business. The Company is not subject to any ongoing transactions pursuant to which the Company purchases any services, products or Technology from, or sells or furnishes any services, products or Technology to, any Related Party. All transactions pursuant to which any Related Party has purchased any services, products or Technology from, or sold or furnished any services, products or technology to, any member of the Company Group have been on an arm’s-length basis on terms no less favorable to the applicable member than would be available from an unaffiliated party.

3.16 Certain Business Practices. Neither the Company Group nor any Employee or agent, acting on behalf of the Company Group has (i) used any Company Group funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any Contract or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other unlawful payment of a type similar to those described above in this Section 3.16.

3.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement/Prospectus that will be included in the Form S-4 Registration Statement and will be sent to the stockholders of Parent relating to the Parent Stockholder Meeting and will be sent to the Company Stockholders in order to obtain the Requisite Stockholder Approval will, at the date it, or any amendment or supplement to it, is mailed or sent to stockholders of Parent or the Company and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub A or Merger Sub B, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub A or Merger Sub B) for inclusion or incorporation by reference therein).

3.18 Company Form S-1. At the time the Company Form S-1 was filed with the SEC, the Company Form S-1 did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading. The Company has provided Parent with copies of all material written correspondence between the Company and its Representatives, on the one hand, and the SEC or the NYSE, NASDAQ or any division or affiliate thereof or any other National Securities Exchange (as defined under the Exchange Act), on the other hand, with respect to the Company Form S-1 or the transactions contemplated therein.

3.19 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions or any prior actual or potential merger, acquisition or divestiture transaction based upon arrangements made by or on behalf of any member of the Company Group. Notwithstanding anything in this Agreement to the contrary, there are no fees or expenses related to the Transactions payable by any member of the Company Group to any third party other than the Company Transaction Expenses.

3.20 Exclusivity of Representations and Warranties. Except as expressly set forth in this ARTICLE III (as qualified by the Disclosure Schedule), no member of the Company Group or any other Person has made or is making any representation or warranty of any kind, express or implied, at law or in equity, written or oral, in respect of the Company Group, or otherwise, or with respect to any information provided to Parent. All other representations or warranties are hereby disclaimed by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company as of the Agreement Date and as of the Closing Date as follows:

4.1 Organization. Each of Parent and Merger Sub A is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub B is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Since the date of its incorporation or formation, as applicable, neither Merger Sub A nor Merger Sub B has engaged in any activities other than in connection with or as contemplated by this Agreement. Since the date of its formation, Merger Sub B has been classified for all U.S. federal and applicable state and local income tax purposes as an entity which is disregarded as an entity separate from its owner (within the meaning of Treasury Regulations Section 301.7701-3).

4.2 Authority; Non-Contravention.

(a) Each of Parent, Merger Sub A and Merger Sub B has all requisite corporate power and corporate authority to execute and deliver the Transaction Agreements to which it is a party and to perform its obligations thereunder and to consummate the Transactions (including the Mergers). The execution, delivery and performance by each of Parent, Merger Sub A and Merger Sub B of the Transaction Agreements to which it is a party and the consummation by Parent, Merger Sub A and Merger Sub B of the Transactions (including the Mergers) have been duly authorized and approved by Parent’s, Merger Sub A’s and Merger Sub B’s respective board of directors and, except for the Parent Stockholder Approvals, no other corporate action on the part of Parent, Merger Sub A and Merger Sub B is necessary to authorize the execution, delivery and performance by each of Parent, Merger Sub A and Merger Sub B of the Transaction Agreements to which it is a party and the consummation by it of the Transactions (including the Mergers). This Agreement has been, and when delivered, the other Transaction Agreements to which Parent, Merger Sub A and Merger Sub B is a party shall be, duly executed and delivered by Parent, Merger Sub A and Merger Sub B, as applicable. Assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Agreements to which Parent, Merger Sub A and Merger Sub B is a party shall when delivered constitute, the legal, valid and binding obligations of Parent, Merger

Sub A and Merger Sub B, enforceable against Parent, Merger Sub A and Merger Sub B in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

(b) Neither the execution and delivery of the Transaction Agreements to which each of Parent, Merger Sub A and Merger Sub B is a party, nor the consummation by Parent, Merger Sub A and Merger Sub B of the Transactions (including the Mergers), nor compliance by Parent, Merger Sub A and Merger Sub B with any of the terms or provisions thereof, shall (i) violate any provision of the Charter Documents of Parent, Merger Sub A and Merger Sub B or (ii) assuming that the consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law applicable to Parent, Merger Sub A and Merger Sub B or any of their respective properties or assets, or (y) constitute a default under (with or without notice or lapse of time, or both), result in the termination of or cancellation under, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub A and Merger Sub B under, any of the terms, conditions or provisions of any material Contract to which Parent, Merger Sub A and Merger Sub B is a party, except for such violations, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.3 Governmental Approvals. No consent, approval or authorization of, or registration, qualification, notice to or filing with, any Governmental Authority is required for the valid execution, delivery and performance of this Agreement or the other Transaction Agreements by Parent, Merger Sub A and Merger Sub B or the consummation by Parent, Merger Sub A and Merger Sub B of the transactions contemplated hereby, except for (i) a filing with the New York Stock Exchange in respect of the shares of Parent Common Stock issuable pursuant to the Transactions (including the Reverse Merger), (ii) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities laws (including the filing and effectiveness of the Form S-4 Registration Statement) and (iv) compliance with and filings or notifications under the HSR Act or any other applicable Antitrust Laws.

4.4 SEC Documents.

(a) Parent has filed or furnished all reports, schedules, forms, proxy statements, prospectuses, registration statements and other documents required to be filed or furnished by it with the SEC since January 1, 2019, and Parent has made available to the Company (including through the SEC’s EDGAR database) true, correct and complete copies of all such documents (collectively, “Parent’s SEC Documents”). As of their respective dates (or, if amended or supplemented, as of the date of the most recent amendment or supplement), each of Parent’s SEC Documents complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder, and none of Parent’s SEC Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in Parent’s SEC Documents (the “Parent Financial Statements”) was prepared in accordance with GAAP throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with interim reports do not contain all notes to such financial statements) and each fairly presented in all material respects the consolidated financial position, results of operations and changes in stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which are not expected, individually or in the aggregate, to be material).

(c) Each of Parent and its Subsidiaries maintains systems of internal accounting and financial reporting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that each of Parent and its Subsidiaries maintains records that in reasonable detail accurately and fairly reflect, in all material respects, such member’s transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and such party’s board of directors or equivalent governing body; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of such member’s assets that could have a material effect on the Parent Financial Statements. Parent has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Parent or any of its Subsidiaries.

4.5 Shares of Common Stock. The shares of Parent Common Stock to be issued and delivered to the Holders in accordance with this Agreement, when so issued and delivered, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive, subscription or similar rights.

4.6 Availability of Funds. On the Closing Date, Parent will have sufficient cash or other sources of immediately available funds to enable Parent to consummate on a timely basis the Transactions (including the Mergers), including the payment of all of its cash obligation due under this Agreement.

4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement/Prospectus will, at the date it, or any amendment or supplement to it, is mailed or sent to stockholders of Parent or the Company and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein). The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

4.8 Reliance. Parent, Merger Sub A and Merger Sub B have each conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Company Group, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Group for such purpose. Parent, Merger Sub A and Merger Sub B acknowledge and agree that: (i) in making their decision to enter into this Agreement and to consummate the transactions contemplated by this Agreement, each of Parent, Merger Sub A and Merger Sub B have relied solely upon their own investigation and the express representations and warranties of the Company set forth in ARTICLE III (including the related portions of the Disclosure Schedule), and disclaim reliance on any other representations and warranties of any kind or nature express or implied (including any such other representations relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Company Group); and (ii) none of the Holders, the Company Group or any other Person has made any representation or warranty as to a Holder, the Company Group or the accuracy or completeness of any information regarding the Company Group made available to Parent, Merger Sub A, Merger Sub B and their Representatives, except as expressly set forth in ARTICLE III (including the related portions of the Disclosure Schedule).

4.9 Forward-looking Information. In connection with the due diligence investigation of the Company Group by Parent, Merger Sub A, Merger Sub B and their respective Affiliates, securityholders, or Representatives, Parent, Merger Sub A and Merger Sub B and their respective Affiliates, securityholders, and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, securityholders, and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company Group and their businesses and operations. Parent, Merger Sub A and Merger Sub B hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent, Merger Sub A and Merger Sub B will have no claim against the Company, ACS, or any of their Affiliates, securityholders, or Representatives, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, Parent, Merger Sub A and Merger Sub B hereby acknowledge that, except for the representations and warranties expressly set forth in ARTICLE III (including the related portions of the Disclosure Schedule), neither the Company, nor ACS or any of their respective Affiliates, securityholders or Representatives has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward looking statements or business plans.

4.10 Tax Treatment of the Mergers. As of the Agreement Date, neither Parent nor the Merger Subs is aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment.

ARTICLE V

CERTAIN AGREEMENTS OF THE PARTIES

5.1 Conduct of the Business of the Company Group. Except as contemplated or expressly permitted by this Agreement, (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law (including COVID-19 Measures) or (iii) as set forth on Schedule 5.1 of the Disclosure Schedule, from the Agreement Date until the Closing or the earlier termination of this Agreement pursuant to ARTICLE VII (Termination) (the “Pre-Closing Period”), the Company shall use commercially reasonable efforts to (A) conduct the Business in the Ordinary Course of Business and in compliance with all applicable Laws, (B) maintain and preserve intact the Business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to maintain the value of its assets and technology and preserve its relationships with Employees, customers, suppliers, strategic partners, licensors, licensees, regulators, landlords and others having business relationships with any member of the Company Group) and retain the services of its present officers, directors and Employees and (C) maintain in full force and effect all insurance policies that are material to the Company Group as in effect on the

Agreement Date. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except (i) as contemplated or expressly permitted by this Agreement, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as required by applicable Law (including COVID-19 Measures) or (iv) as set forth on Schedule 5.1 of the Disclosure Schedule, no member of the Company Group shall (it being understood that, to the extent any action is permitted to be taken pursuant to the provisions of this Section 5.1, Parent shall not be entitled to assert any claim for breach of another provision of this Section 5.1 with respect to the taking of such action):

(a) issue, sell, grant, dispose of, amend any term of, grant registration rights with respect to, pledge or otherwise encumber any shares of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or other equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity interests; provided, however, that the Company may issue shares of Company Capital Stock upon the exercise of Company Options or Company Warrants that are outstanding on the Agreement Date, in each case in accordance with the terms thereof;

(b) other than accelerating all Company Options effective as of immediately prior to the Closing, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Option Plan or any agreement evidencing any option, warrant, convertible security or other right to acquire Company Capital Stock or any restricted stock purchase agreement or any similar or related contract;

(c) redeem, purchase or otherwise acquire or cancel any of its outstanding shares of capital stock or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock or equity interests, except for forfeitures of unvested Company of Options upon termination of service of any service provider;

(d) declare, set aside funds for the payment of or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of its capital stock or other equity interests or make any payments to the Holders in their capacity as stockholders of the Company;

(e) split, combine, subdivide, reclassify or take any similar action with respect to any shares of Company Capital Stock;

(f) form any Subsidiary;

(g) incur, guarantee, issue, sell, repurchase, prepay or assume any (i) Company Debt, or issue or sell any options, warrants, calls or other rights to acquire any debt securities of any member of the Company Group; (ii) obligations of any member of the Company Group issued or assumed as the deferred purchase price of property; (iii) conditional sale obligations of any member of the Company Group; (iv) obligations of any member of the Company Group under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (v) obligations of any member of the Company Group for the reimbursement of any obligor on any letter of credit; or (vi) obligations of the type referred to in clauses (i) through (vi) of other Persons for the payment of which any member of the Company Group is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations;

(h) sell, transfer, lease, license, mortgage, encumber or otherwise dispose of or subject to any Lien other than a Permitted Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), any of its properties or assets, in each case, outside the Ordinary Course of Business and involving properties or assets with an aggregate fair market value in excess of $10,000,000;

(i) make any capital expenditures in excess of $20,000,000 in the aggregate;

(j) acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof other than the acquisition of inventory and equipment in the Ordinary Course of Business;

(k) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to any Person (other than travel and similar advances to its Employees in the Ordinary Course of Business);

(l) with respect to Contracts, (i) enter into, adopt, terminate, modify, renew or amend (including by accelerating material rights or benefits under) any Material Contract (or any Contract that would constitute a Material Contract if in effect on the Agreement Date) other than in the Ordinary Course of Business, (ii) enter into or extend the term or scope of any Contract that purports to restrict any member of the Company Group, or any current or future Subsidiary of any member of the Company Group, from engaging in any line of business or in any geographic area, (iii) enter into any Material Contract (or any Contract that would constitute a Material Contract if in effect on the Agreement Date) that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (iv) release any Person from, or modify or waive any material provision of, any confidentiality or non-disclosure agreement;

(m) (i) hire or terminate any employees, except for the termination of any employee for legitimate business purposes, (ii) increase the annual level of compensation payable or to become payable by any member of the Company Group to any of its directors or Current Employees other than in the Ordinary Course of Business, (iii) grant any bonus, benefit or other compensation to any Current Employee or Current Consultant, except as required by the terms of this Agreement or in the Ordinary Course of Business, (iv) increase the coverage or benefits available under or otherwise modify or amend or terminate any (or create any new) Company Plan, except as required by the terms of this Agreement, applicable Law or by the terms of any Company Plan, (v) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement to which any member of the Company Group is a party (or amend any such agreement in any respect) with a Current Employee or Current Consultant, except, in each case, as required by the terms of this Agreement, applicable Law from time to time in effect or by the terms of any Company Plan or (vi) enter into any transactions pursuant to which any Related Party purchases any services, products or technology from, or sells or furnishes any services, products or technology to, any member of the Company Group;

(n) make, change or revoke any material election concerning Taxes or Tax Returns, file any amended Tax Return or any Tax Return in a manner materially inconsistent with past practice, enter into any closing agreement or Contract with any Taxing Authority with respect to Taxes, settle any Tax claim or assessment (other than by paying Taxes in the Ordinary Course of Business), take any affirmative action to surrender any right to claim a refund of a material amount of Taxes, request any Tax ruling or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes;

(o) make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except as required by applicable Law;

(p) amend the Company Charter Documents;

(q) adopt a plan or agreement for or carry out any complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than as required by the provisions of the Transaction Agreements;

(r) initiate, settle, agree to settle, waive or compromise any material Action;

(s) accelerate, beyond the normal collection cycle, collection of accounts receivable or delay beyond normal payment terms payment of any accounts payable, other than in the Ordinary Course of Business;

(t) accelerate or defer the construction of any premises;

(u) accelerate or defer the purchase of fixtures, equipment, leasehold improvements or other capital expenditures, other than in the Ordinary Course of Business;

(v) grant or agree to grant any license to any of the Company Group’s Intellectual Property Rights, other than in the Ordinary Course of Business;

(w) hire, appoint or terminate any director or officer of any member of the Company Group;

(x) enter into any lease (either as lessor or lessee) or other form of use or occupancy agreement for the use or occupancy of any real property or amend, in any respect, or terminate any of the Real Property Leases; or

(y) obligate any member of the Company Group to take any of the foregoing actions.

Nothing contained in this Agreement shall give Parent, Merger Sub A or Merger Sub B, directly or indirectly, rights to control any operations of any member of the Company Group prior to the Closing or require the Company Group to do or not do something that it reasonably believes will violate applicable Law.

5.2 Conduct of the Business of Parent. Except as contemplated or expressly permitted by this Agreement, (ii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), or (iii) as required by applicable Law (including COVID-19 Measures), during the Pre-Closing Period, Parent shall use commercially reasonable efforts to (A) conduct its business in compliance with all applicable Laws, (B) maintain and preserve intact its business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to maintain the value of its assets and technology and preserve its relationships with employees, customers, suppliers, strategic partners, licensors, licensees, regulators, landlords and others having business relationships with Parent or any Subsidiary) and (C) maintain in full force and effect all insurance policies that are material to the Parent Group as in effect on the Agreement Date. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except (i) as contemplated or expressly permitted by this Agreement, (ii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (ii) as required by applicable Law (including COVID-19 Measures), neither Parent nor any Subsidiary of Parent shall (it being understood that, to the extent any action is permitted to be taken pursuant to the provisions of this Section 5.2, the Company shall not be entitled to assert any claim for breach of another provision of this Section 5.2 with respect to the taking of such action):

(a) split, combine, subdivide, reclassify or take any similar action with respect to any shares of capital stock of Parent in a manner that has a material adverse effect on Parent’s ability to consummate the Transactions;

(b) adopt a plan or agreement for, or carry out, (i) any complete or partial liquidation, dissolution, restructuring or recapitalization or, (ii) to the extent it would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Transactions, any merger, consolidation or other reorganization;

(c) acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof, to the extent it would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Transactions;

(d) declare, set aside funds for the payment of or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of the capital stock of Parent or make any payments to the stockholders of Parent in their capacity as such;

(e) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to, any Person to the extent it would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Transactions, any merger, consolidation or other reorganization; or

(f) amend the organizational documents of Parent in a manner that has an adverse effect on Parent’s ability to consummate the Transactions.

Nothing contained in this Agreement shall require the Parent Group to do or not do something that it reasonably believes will violate applicable Law.

5.3 Form S-4 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the Agreement Date, Parent and the Company shall jointly prepare, and each of Parent and the Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other Party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the Form S-4 Registration Statement and the proxy statement/prospectus to be filed with the SEC as part of the Form S-4 Registration Statement and sent to (i) the Parent stockholders relating to the Parent Stockholder Meeting and (ii) the Company Stockholders for purposes of obtaining the Requisite Stockholder Approval (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”). Parent shall file with the SEC, as promptly as practicable after the Agreement Date, the Form S-4 Registration Statement, which shall include the Proxy Statement/Prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Reverse Merger and the other matters to be considered by the Parent stockholders and the Company Stockholders. Each of Parent and the Company will use their respective reasonable best efforts to (i) cause the Form S-4 Registration Statement, when filed, to comply with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Form S-4 Registration Statement, (iii) have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Form S-4 Registration Statement effective for so long as necessary to complete the Transactions. On or after the Agreement Date but prior to the initial mailing of the Proxy Statement/Prospectus to the Parent stockholders, Parent shall set a record date (the “Parent Record Date”) for determining the Parent stockholders entitled to attend the Parent Stockholder Meeting. Parent will cause the Proxy Statement/Prospectus to be mailed to each Parent stockholder as of the Parent Record Date as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act.

(b) No filing of, or amendment or supplement to, the Form S-4 Registration Statement, or response to SEC comments with respect thereto, will be made by Parent without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed).

(c) Parent will promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 Registration Statement, and will, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 Registration Statement or the Proxy Statement/Prospectus received from the SEC and advise the other on any oral comments with respect to the Form S-4 Registration Statement received from the SEC. Parent will advise the Company, promptly after Parent receives notice thereof, of the time of effectiveness of the Form S-4 Registration Statement (the date on which such effectiveness shall occur, the “Effectiveness Date”) and the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Transactions, and Parent and the Company will use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) Parent and the Company will also use their respective reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Transactions. Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement/Prospectus will, at the date it is first mailed or sent to Parent’s stockholders and the Company Stockholders and at the time of the Parent Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to Parent, the Company or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 Registration Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and each of Parent and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to Parent’s stockholders.

5.4 Parent Stockholder Approvals; Company Stockholder Approvals.

(a) Parent shall, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, give notice of and convene and hold a special meeting of Parent’s stockholders (the “Parent Stockholder Meeting”) in accordance with Parent’s Charter Documents for the purposes of obtaining the following (the “Parent Stockholder Approvals”) which Parent shall, through its board of directors and subject to Section 5.4(d) below, recommend to Parent’s stockholders: (i) approval of the Mergers and the other Transactions; (ii) adoption and approval of this Agreement and the other Transaction Agreements to which Parent or any of its Subsidiaries is a party; (iii) adoption and approval of any other proposals as the SEC (or staff members thereof) may indicate are necessary in its comments to the Form S-4 Registration Statement or in correspondence related thereto, and of any other proposals reasonably agreed by Parent and the Company as necessary or appropriate in connection with the Transactions; (iv) approval of the issuance of Parent Common Stock as contemplated by this Agreement in connection with the Reverse Merger, including the Milestone Shares; (v) approval for any financing activities relating to the Transaction (including the Mergers); and (vi) the adjournment of the Parent Stockholder Meeting, if necessary, in the circumstances set forth in Section 5.4(b) below (the “Parent Board Recommendation”). Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approvals, including by actively soliciting proxies.

(b) The Parent Stockholder Meeting will initially be scheduled to be convened within forty (40) days of the Effectiveness Date. Notwithstanding the foregoing, the Company acknowledges that Parent may postpone or adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approvals because at the scheduled time of the Parent Stockholder Meeting there are not sufficient votes to approve and adopt any of the Parent Stockholder Approvals, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting; provided, that, except as required by applicable Law, the Parent Stockholder Meeting shall not be postponed, recessed or adjourned to a date that is (A) more than thirty (30) days after the date on which the Parent Stockholder Meeting was originally scheduled or (B) less than five (5) Business Days prior to the Outside Date, in each case without the prior written consent of the Company.

(c) Except as permitted by Section 5.4(d) below, neither the Parent Board nor any committee thereof shall (i) withhold or withdraw (or qualify or modify in any manner adverse to the Company), or publicly propose to withhold or withdraw (or qualify or modify in any manner adverse to the Company) the Parent Board Recommendation, (ii) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, or (iii) fail to publicly reaffirm the Parent Board Recommendation within 10 days after receiving a written request to do so from the Company (or, if sooner, prior to the then-scheduled Parent Stockholders Meeting) (any action described in Section 5.4(c) being referred to as a “Parent Adverse Recommendation Change”).

(d) Notwithstanding the foregoing, prior to obtaining the Parent Stockholder Approval, the Parent Board (or any duly authorized committee thereof) may effect a Parent Adverse Recommendation Change, but only in response to a Parent Intervening Event and only if (i) the Parent Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify and describe the Parent Intervening Event in reasonable detail and which notice shall not constitute a Parent Adverse Recommendation Change); (iii) for a period of three (3) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.4(d), Parent shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent Company desires to negotiate), with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with Parent’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of the negotiation period, the Parent Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law. In no event shall the making of a Parent Adverse Recommendation Change affect in any manner the obligation of Parent to convene the Parent Stockholder Meeting and obtain a vote of the Parent stockholders on the matters to be considered at such meeting.

(e) The Company shall, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, distribute to each Company Stockholder the Proxy Statement/Prospectus and a written consent (in form and substance reasonably acceptable to Parent) in accordance with applicable provisions of the DGCL and the Company’s Charter Documents for the purposes of obtaining the following (the “Company Stockholder Approvals”) which Company shall, through its board of directors, recommend to the Company Stockholders: (i) approval of the Mergers and the other Transactions; and (ii) adoption and approval of this Agreement and the other Transaction Agreements to which the Company is a party (including specific approval of the Holders’ Representative and the provisions of this Agreement with respect thereto); provided, however, that such effort shall in no way limit or adversely affect the receipt of the Requisite Stockholder Approval represented by the Written Consent. In addition, the Company shall take all actions that may be required or appropriate to implement the provisions of Section 3 of that certain Amended and Restated Voting Agreement dated December 11, 2019 among the Company and the “Stockholders” identified therein (Drag-Along Right). With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Employees, the Company shall submit such parachute payments to the Company Stockholders for approval, with the understanding that the solicitation materials for such approval will not be included as part of the Proxy Statement/Prospectus but instead be distributed as a separate solicitation package to the Company Stockholders.

5.5 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement, the Parties will reasonably cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement prior to the Outside Date and to cause the conditions to the Mergers set forth in ARTICLE VI to be satisfied as promptly as reasonably practicable prior to the Outside Date, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable prior to the Outside Date: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the Transactions contemplated by this Agreement, including the Mergers (the “Regulatory Approvals”); (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the Transactions, including the Mergers; (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an Action by, any Governmental Authority or other Person in connection with the consummation of the Transactions, including the Mergers; and (iv) the defending of any Actions, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the Transactions, including the Mergers, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any Governmental Authority vacated or reversed. The Company shall use commercially reasonable efforts to obtain the consent, approval or waiver with respect to Material Contracts in connection with the consummation of the Transactions from third Persons to the extent reasonably requested by Parent after consulting with the Company in good faith regarding the request. Each of the Parties shall, in consultation and cooperation with the other Parties and as promptly as reasonably practicable, but in any event within ten (10) Business Days after the Agreement Date, make its respective filings under the HSR Act, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the Transactions, as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company or Parent with respect to the Transactions (the “Regulatory Filing Fees”). Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), none of the Company or any of its Subsidiaries or Affiliates will grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any Person (other than filing fees to any Governmental Authority) in connection with seeking or obtaining its consent to any of the Transactions.

(b) In connection with and without limiting the efforts referenced in Section 5.5(a), each of the Parties will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the Transactions, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Action initiated by a Governmental Authority or private party, including informing the other Parties as soon as practicable of any such investigation, inquiry or Action, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Action initiated by a private party, to any other Person. In addition, each of the Parties will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Action by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority or such other Person in respect of the Transactions without the other Party (as between Parent and the Company), and in the event either Parent or the Company is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such Party apprised with respect thereto. Each Party shall furnish to the other Parties copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Action initiated by a private party), on the other hand, with respect to the Transactions. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c) The Parties shall consult with each other with respect to obtaining all permits and consents necessary to consummate the Transactions, including the Mergers.

(d) Each of the Parties agrees that, during the Pre-Closing Period, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture, business combination or other transaction or take or omit to take any action that would reasonably be expected to materially delay or prevent the effectiveness of the Form S-4 or the consummation of the Transactions.

(e) Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, the Holders’ Representative shall not have any obligations under this Section 5.5.

5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be agreed upon by Parent and the Company. Following such initial press release, unless otherwise required by (a) applicable Law, (b) stock exchange requirements, or (c) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions, no Party to this Agreement shall at any time make any public announcement or disclosure in respect of this Agreement or the Transactions or otherwise communicate with any news media with respect to this Agreement or the Transactions without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that, Parent shall be permitted to (i) respond to questions or provide a summary or update relating to, or discuss the benefits of, the Transactions in calls or meetings with Parent’s analysts, investors or attendees of any industry conference and, (ii) with advance notice to the Company, make any public announcement or statement and issue any press release that provides a summary or update relating to the Transactions.

5.7 Access to Information. Subject to the requirements of applicable Law (including any COVID-19 Measures), from time to time during the Pre-Closing Period, each of the Company and Parent shall, and shall cause other members of the Company Group and Parent Group to, afford to the other and its Representatives reasonable access during normal business hours upon reasonable advance notice to (a) such Party’s premises, books, reports, Contracts, assets, filings with and applications to Governmental Authorities, records and correspondence (in each case, whether in physical or electronic form) and (b) to the Representatives of such Party as the other Party may reasonably request and such Party shall furnish promptly to the other Party all information and documents concerning such Party’s business, financial condition and operations, properties and personnel related to the consummation of the Transactions or the ownership or operation of Parent’s business as the other Party may reasonably request and the other Party shall be allowed to make copies of such information and documents, provided, that, the Company, Parent and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party; provided, further, that (i) the Company and Parent (or their respective Subsidiaries) shall not be obligated to provide such access or information if the Company or Parent, as applicable, determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract with a third party or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information (provided, that, the withholding party shall use its reasonable best efforts to allow for providing such access or information (or as much of it as possible) in a manner that does not violate applicable Law or a Contract or obligation of confidentiality, jeopardize the protection of the attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information, including by (A) using its reasonable best efforts to obtain the required consent of any third party to provide such access or information or (B) entering into a customary joint defense or common interest agreement) and (ii) in each case, such access may be limited to the extent the Company or Parent reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Company or Parent, as applicable, or its Subsidiaries. The Parties acknowledge that the information exchanged pursuant to this Section 5.7 will be subject to the terms of the Mutual Nondisclosure Agreement, dated as of March 1, 2020, between Parent and the Company (as it may be amended from time to time) (the “Existing NDA”).

5.8 Notification of Certain Matters. Each of Parent and the Company shall provide prompt written notice to the other upon becoming aware (a) that any representation or warranty made by it in this Agreement was inaccurate when made or subsequently has become inaccurate and that would make the timely satisfaction of the conditions in Section 6.1(a) or Section 6.2(a), as applicable, impossible or unlikely, (b) of any failure by it to comply with or satisfy any of its covenants or agreements hereunder and that would make the timely satisfaction of the condition in Section 6.1(b) or Section 6.2(b) impossible or unlikely, (c) of the occurrence or nonoccurrence of any event that would reasonably be expected to cause any condition precedent to any obligation of the other to consummate the Transactions (including the Mergers) not to be satisfied at or prior to the Closing Date, (d) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions (including the Mergers), to the extent such consent is not already contemplated by this Agreement or the Disclosure Schedule, (e) of any notice or other communication from any Governmental Authority in connection with the Transactions (including the Mergers), or (f) of the commencement or written threat of commencement of any Action regarding the Transactions (including the Mergers) or otherwise relating to the Company Group or the Business; provided, however, that neither the delivery of any notice pursuant to this Section 5.8 nor obtaining any information or knowledge in any investigation pursuant to Section 5.7 or otherwise shall (i) cure any breach of, or non-compliance with, any representation or warranty requiring disclosure of such matter, or any breach of any other provision of this Agreement, (ii) amend or supplement the Disclosure Schedule or (iii) limit the remedies available to the Party receiving, or entitled to receive, such notice.

5.9 Tax Matters.

(a) Parent shall timely file or cause to be timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company Group that are first due (taking into account all extensions properly obtained) after the Closing Date and that relate in whole or in part to a Pre-Closing Tax Period (each, a “Parent Prepared Return”), and Parent shall timely remit or cause to be timely remitted any Taxes due in respect of such Parent Prepared Returns. To the extent any Parent Prepared Return relates in whole or part to a Pre-Closing Tax Period, each such Parent Prepared Return shall (i) be prepared in a manner consistent with the past practice of the Company Group (ii) include all Transaction Deductions on the income Tax Return of the Company for the taxable period that includes the Closing Date to the extent permitted by applicable Law, and (iii) be prepared in a manner consistent with the Intended Tax-Free Treatment, unless otherwise required by applicable Law. In the event that any item reflected on any Parent Prepared Return could increase the amount of Taxes included in Closing Net Working Capital or Company Transaction Expenses or result in an Offset Right for such Taxes by the Parent Indemnified Persons under Section 8.2, Parent will submit such Parent Prepared Return to the Holders’ Representative for review and comment at least thirty 30 days prior to the due date for filing such Parent Prepared Return (or, if such due date is within 60 days following the Closing Date, as promptly as practicable following the Closing Date), and will not file any such Parent Prepared Return without the consent of the Holders’ Representative, which consent will not be unreasonably withheld, conditioned or delayed.

(b) For all purposes of this Agreement, in the case of any Straddle Period, the amount of Taxes of the Company Group that are allocable to the portion of a Straddle Period ending on and including the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date, and (i) Taxes based on, or computed with respect to, net income or earnings, gross income or earnings, payroll, capital or net worth, or any other Taxes resulting from or imposed on, sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other Persons (including wages) or any other similar transaction or transactions of any member of the Company Group for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company or such Subsidiary were closed at the close of the Closing Date and (ii) in the case of all other Taxes, such Taxes shall be equal to the product of the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period before and including the Closing Date and the denominator of which is the total number of calendar days in the entire Straddle Period.

(c) Without the prior written consent of the Holders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), Parent will not: (i) except for Tax Returns that are filed in accordance with Section 5.9(a), file or amend, or permit the Company, the Surviving Company or any of their Affiliates to file or amend any Tax Return of the Company Group relating to a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) with respect to Tax Returns filed pursuant to Section 5.9(a), after the date such Tax Returns are filed pursuant to Section 5.9(a), amend or permit the Company, the Surviving Company or any of their Affiliates to amend any such Tax Return; (iii) extend or waive, or cause to be extended or waived, or permit the Company, the Surviving Company or any of their Affiliates to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a taxable period (or portion thereof) of any member of the Company Group ending on or prior to the Closing Date; (iv) make or change any election or change any method of accounting with respect to Taxes with retroactive effect to a taxable period (or portion thereof) ending on or prior to the Closing Date for any member of the Company Group; (v) initiate discussions or examinations with any Taxing Authority (including any voluntary disclosures) regarding Pre-Closing Taxes or (vi) except as explicitly contemplated by this Agreement, engage in any transaction on the Closing Date after the Closing outside the Ordinary Course of Business and consistent with the Company’s past practice; provided that the restrictions in clauses (i) through (vi) of this sentence will apply only to the extent that such action would have the effect of increasing the amount of Taxes included in Closing Net Working Capital or Company Transaction Expenses or resulting in an Offset Right for such Taxes by the Parent Indemnified Persons under Section 8.2.

(d) Parent will give prompt written notice to the Holders’ Representative of the assertion of any claim, or the commencement of any Action, with respect to: (x) any Tax Return of any member of the Company Group that relates solely to one or more taxable periods ending on or prior to the Closing Date; or (y) any Tax liability of any member of the Company Group for which the Holders are partially or wholly responsible under this Agreement (each, a “Tax Claim”).

(i) With respect to any Tax Claim that relates solely to taxable periods that end on or before the Closing Date, the Holders’ Representative may, at the Holders’ expense, upon written notice to Parent, assume the defense of any such Tax Claim; provided that in order to assume such defense, the Holders’ Representative: (A) must provide such written notice within 10 Business Days after Parent gives notice of the assertion of the Tax Claim; (B) will keep Parent reasonably informed concerning the progress of such Tax Claim, including providing copies of all correspondence and other documents relevant to such Tax Claim; (C) will consult with Parent upon Parent’s reasonable request for such consultation from time to time with respect to such Tax Claim; and (D) will not, without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), agree to any settlement with respect to any Tax if such settlement could adversely affect any Tax liability of Parent or any Affiliate of Parent in any Tax period ending after the Closing Date. If the Holders’ Representative assumes such defense, Parent will have the right (but not the duty) to participate in the defense thereof and to employ counsel (which will include participation in meetings with Taxing Authorities and review and comment on written submissions to Taxing Authorities), at its own expense, separate from the counsel employed by the Holders’ Representative (on behalf of the Holders). The right of the Holders’ Representative to assume any such defense pursuant to this Section 5.9(d)(i) shall terminate at the time that there are not any remaining Milestone Shares subject to the Offset Right.

(ii) With respect to any Tax Claim that the Holders’ Representative does not or cannot elect to control pursuant to Section 5.9(d)(i), Parent will control such Tax Claim; provided that Parent: (A) will keep the Holders’ Representative reasonably informed concerning the progress of such Tax Claim, including providing copies of all correspondence and other documents relevant to such Tax Claim; (B) will consult with the Holders’ Representative upon the Holders’ Representative’s reasonable request for such consultation from time to time with respect to such Tax Claim; and (C) with respect to any Tax that could increase the amount of Taxes included in Closing Net Working Capital or result in an Offset Right for such Taxes by the Parent Indemnified Persons under Section 8.2(a)(vii) will not, without the Holders’ Representative’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), agree to any settlement and (2) will provide the Holders’ Representative with the right (but not the duty) to participate in the defense of any such Tax Claim (which will include participation in meetings with Taxing Authorities and review and comment on written submissions to Taxing Authorities) and to employ counsel, at the Holders’ expense, separate from the counsel employed by Parent.

(iii) In the event of any conflict between the provisions of this Section 5.9(d), and the provisions of Section 8.3(i), the provisions of this Section 5.9, shall control.

(e) Any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer Taxes and including any filing and recording fees, but not, for the avoidance of doubt, any capital gain Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by Parent. Parent and the Holders’ Representative shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes.

(f) For all applicable Tax purposes, the Parties agree to, and no party shall take any action or filing position inconsistent with, the following Tax treatment of the items specified below:

(i) The Expense Fund Amount shall be treated as having been received and voluntarily set aside by the Holders on the Closing Date, and no Tax withholding or reporting shall be required in connection with the distribution of any portion of the Expense Fund to the Holders.

(ii) Any payments made in respect of Company Options pursuant to this Agreement (A) shall be treated as compensation paid by the Company as and when received by the holder thereof to whom such payment is due (which, for the avoidance of doubt, shall be the Closing Date with respect to the Expense Fund Amount), (B) shall be net of any Taxes withheld pursuant to Section 2.17, and (C) shall, in respect of payments attributable to Employee Options only, be made through the Surviving Company’s (or any Affiliate thereof or successor thereto) standard payroll procedures in accordance with Section 2.7 (provided, however, that payments of the release of the Expense Fund Amount in respect of Company Options shall be made directly by the Surviving Company (or any Affiliate thereof or successor thereto) and not through its payroll). Any applicable withholding Taxes in respect of the portion of the Expense Fund Amount borne by the Holders in respect of Company Options shall be withheld from their Cash Portion Per Company Option.

5.10 Employee Matters and Company Plans.

(a) Continuing Employees. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall be deemed to give rise to any obligation by Parent to retain any Current Employee, any group of Current Employees of the Company Group or any Company Plan following the Closing Date. Current Employees of the Company Group who continue in employment immediately following the Effective Time (the “Continuing Employees”) who become eligible to participate in any welfare benefit plan or pension plan (intended to qualify under Section 401(a) of the Code) of Parent (each a “Parent Plan”) shall receive credit for purposes of eligibility and vesting for years of service with the Company Group prior to the Closing to the extent that such service was recognized under the corresponding Company Plan prior to the Closing; provided that such service shall not be recognized if and to the extent that it would result in the duplication of benefits or is not possible or practical under a Parent Plan. For clarity, service credit shall not be given for benefit accrual, early retirement subsidies or entitlement purposes under any Parent Plan and shall not be given for any purpose under any Parent plans or programs other than welfare benefit plans or pension plans, including any equity plans, but excluding any personal time off plans, severance plans and vacation programs.

(b) To the extent permitted by the applicable Parent Plans, Parent shall cause (i) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plans to the extent waived or satisfied by a Continuing Employee (or covered dependent thereof) under any Company Plan as of the Closing and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing under any applicable Parent Plan in the same plan year in which the Closing occurs.

(c) Company Plans. The Company Group shall cease contributions to and terminate all of the Company Plans effective immediately prior to Closing (one day prior to Closing in the case of any Company Plan intended to qualify under Section 401(a) of the Code). Any such cessation or termination shall be undertaken (i) in accordance with the governing documents and Contracts for the Company Plans (including through plan amendment) and (ii) in conformance with applicable Laws.

(d) No Limitation. This Section 5.10 is not intended to amend any benefit plans or arrangements of Parent or any of its Subsidiaries, to limit the ability of Parent or any of its Subsidiaries to amend, modify or terminate any of such benefit plans or arrangements or to confer third-party beneficiary rights on any Person (including any Current Employee or any beneficiary or dependent thereof).

5.11 No Negotiations, Etc.

(a) Except as provided in Section 5.11(a), during the Pre-Closing Period, the Company shall not, shall cause each other member of the Company Group and its Representatives not to, and shall advise the Holders and their respective Representatives (other than the Holders’ Representative) not to, directly or indirectly solicit, initiate or enter into any discussions, negotiations or commitments or continue in any way any discussions or negotiations with any Person or group of Persons regarding any Competing Transaction. The Company shall promptly but not later than forty-eight (48) hours following the occurrence of the relevant event notify Parent orally and in writing if any inquiries, proposals or requests for information concerning a Competing Transaction are received by any member of the Company Group, the Holders or any of their respective Representatives (other than the Holders’ Representative). The written notice shall include a summary of the material terms and conditions of such inquiry proposal or request. For the avoidance of doubt, the provisions of this Section 5.11(a) shall not prohibit the Company from securing financing in accordance with Schedule 5.1.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Requisite Stockholder Approval in respect of this Agreement and the Mergers (including pursuant to the Written Consent), if the Company receives a written Company Competing Transaction Proposal from a third party and the receipt of such Company Competing Transaction Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced or knowingly facilitated in violation of Section 5.11, then the Company may (i) contact the Person who has made such Company Competing Transaction Proposal and its Representatives in order to clarify the terms of such Company Competing Transaction Proposal so that the Company’s Board of Directors (or any duly authorized committee thereof) may inform itself about such Company Competing Transaction Proposal, (ii) furnish information concerning its business, properties or assets to the Person who has made such Company Competing Transaction Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided, that, all such information has previously been furnished to Parent or is furnished to Parent prior to or substantially concurrently with the time it is furnished to such Person) and (iii) negotiate and participate in discussions and negotiations with the Person who has made such Company Competing Transaction Proposal and its Representatives concerning such Company Competing Transaction Proposal, if, in the case of each of clauses (ii) and (iii), the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Competing Transaction Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal.

(c) For purposes of this Agreement,

(i) “Competing Transaction” means a transaction or a series of related transactions (other than the Transactions) providing for any (A) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, fifty percent (50%) or more of the voting power of the Company, (B) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of the Company (including the equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing fifty percent (50%) or more of the consolidated assets or revenues of the Company Group, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which fifty percent (50%) or more of the Company’s revenues or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (C) issuance or sale or other disposition of Company capital stock representing fifty percent (50%) or more of the voting power of the Company, (D) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Company capital stock representing fifty percent (50%) or more of the voting power of the Company or (E) any combination of the foregoing.

(ii) “Company Competing Transaction Proposal” means any bona fide written proposal or offer from any Person (other than Parent) providing for or contemplating a Competing Transaction which the Company’s Board of Directors believes in good faith (after consultation with its outside counsel and financial advisor) could represent a Company Superior Proposal.

(iii) “Company Superior Proposal” shall mean any bona fide written Company Competing Transaction Proposal which the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) to be (i) more favorable to the Company’s stockholders from a financial point of view than the Transactions and (ii) reasonably likely to be completed on the terms proposed, in the case of each of clauses (i) and (ii), taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and any changes to the terms of this Agreement offered by Parent in response to such Company Competing Transaction Proposal.

5.12 Officers and Directors Insurance and Indemnification. Prior to the Closing Date, the Company shall obtain a prepaid extended reporting period or tail policy insuring the current and former officers or directors of the Company (the “D&O Indemnified Persons”) under the current program of directors’ and officers’ liability insurance maintained by the Company which shall be effective commencing with the Closing Date and ending six (6) years thereafter and which shall afford coverage for actual or alleged acts or omissions occurring at, during or prior to the Closing Date including with respect to the Transactions (including the Mergers) (the “D&O Tail Insurance”). The Company and Parent shall each bear fifty percent (50%) of the cost of such insurance coverage and the Company’s share of such cost, to the extent not paid prior to the Closing, shall be included in the determination of the Company Transaction Expenses. Parent will cause the Surviving Company to use commercially reasonable efforts to enforce the D&O Tail Insurance upon request of the D&O Indemnified Persons and will not allow the Surviving Company to cancel the D&O Tail Insurance during its term. In addition, for a period of six (6) years following the Closing Date, Parent and the Surviving Company agree to indemnify and hold harmless, reimburse, exculpate from liability, and advance expenses to all D&O Indemnified Persons to the same extent and on the same terms as such persons are entitled to indemnification, reimbursement, exculpation or expense advancement by the Company as of the Agreement Date, whether pursuant to applicable documents (including Charter Documents), individual indemnification agreements, by Law or otherwise, for acts or omissions or matters which occurred or arose at or prior to the Closing (regardless of whether any proceeding relating to any D&O Indemnified Person’s rights to indemnification, exculpation, or expense advancement with respect to any such matters, acts, or omissions is commenced before or after the Closing). Any claims for indemnification made under this Section 5.12 on or prior to the sixth (6th) anniversary of the Closing Date shall survive until the final resolution thereof. The provisions of this Section 5.12 shall be enforceable by each D&O Indemnified Person and the Surviving Company shall, and Parent shall cause the Surviving Company or its successors to, pay all costs and expenses (including reasonable attorneys’ fees) incurred by any D&O Indemnified Person (or his or her heirs, personal representatives, successors or assigns) in any legal action brought by such Person that is successful to enforce the obligations of Parent or the Surviving Company or its successors under this Section 5.12. The obligations of Parent and the Surviving Company and its successors under this Section 5.12 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any D&O Indemnified Person (or his or her heirs, personal representatives, successors or assigns) without the prior written consent of such D&O Indemnified Person (or his or her heirs, personal representatives, successors or assigns, as applicable).

5.13 Natera Litigation. Following the Closing, the Surviving Company directly and Parent indirectly shall control the Natera Litigation; provided, however, that subject to Holders’ Representative executing a non-disclosure and non-use agreement in form and substance reasonably satisfactory to Parent, which non-disclosure and non-use agreement shall not prohibit the Holders’ Representative from communicating any such information with the Holders who have a need to know such information, provided, that, any such recipients are subject to confidentiality obligations with respect thereto, (a) Parent shall keep Holders’ Representative advised of material developments with respect to the Natera Litigation, (b) Holders’ Representative may provide Parent with comments and suggestions regarding the Natera Litigation, which Parent will consider (and Parent will cause the Surviving Company to consider) in good faith, and (c) the Natera Litigation will not be settled without the consent of Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; and provided, further, that if at any time the Offset Right is no longer available with respect to any Losses that may arise or result from the Natera Litigation, then the foregoing proviso of this Section 5.13 (i.e., including clauses (a), (b)  and (c)) shall no longer apply.

5.14 Section 16 Matters. Prior to the Effective Time, Parent shall take, and shall cause Parent’s Board of Directors or an appropriate committee thereof composed solely of two or more “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) to take, all such steps as may be required or as may be requested by the Company to cause acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Reverse Merger by each director or officer of the Company as well as each other Holder who will become subject to the reporting requirements of Section 16(a) of the Exchange Act (including those Persons who may be deemed to be “directors by deputization”) with respect to Parent as a result of the Reverse Merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15 Listing. Parent shall promptly prepare and submit to the New York Stock Exchange (the “NYSE”) a supplemental listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing.

5.16 Parent Action. Parent shall take all actions necessary to (a) cause Merger Sub A, Merger Sub B and the Surviving Company to perform promptly their respective obligations under this Agreement and, (b) as and when applicable, cause Merger Sub A and Merger Sub B to consummate the Mergers and the other Transactions on the terms and conditions set forth in this Agreement. Promptly following the execution and delivery of this Agreement, Parent shall adopt this Agreement as the sole stockholder, as applicable, of Merger Sub A and Merger Sub B and shall promptly provide evidence of such adoption to the Company upon request.

5.17 Additions to Parent Board. In addition to the appointment of Jason Myers, the Chief Executive Officer of the Company, to Parent’s Board of Directors with effect upon the Closing as contemplated by Section 6.2(h), Parent’s Board of Directors will engage in confidential interviews and discussions with a second member of the Company’s Board of Directors as reasonably determined by Parent’s Board of Directors. Assuming the satisfaction of Parent’s Board of Directors with such interviews and discussions, but subject to the discretion of Parent’s Board of Directors to act in the best interests of Parent’s stockholders, Parent’s Board of Directors shall consider the appointment of such second individual to Parent’s Board of Directors, although the effect of any such appointment would be no earlier than the Closing. Any such appointment (including as to class of Director for purposes of Parent’s classified Board of Directors) would occur in compliance with Parent’s Charter Documents as implemented by the determinations of Parent’s Board of Directors.

5.18 Registration Statement. If requested in writing by any Consenting Stockholder(s) with respect to Parent Common Stock that is not registered pursuant to the Form S-4 Registration Statement and may not be resold under Rule 144 without regard to any volume or manner of sale restrictions, as soon as practicable following, but in any event in accordance with the timeline required by applicable Legal Requirements: (a) with respect to Parent Common Stock issued in connection with the Closing of the Transactions, the Closing Date (provided, that, if on such date Parent is then in a Deferral Period or Parent’s insider trading policy would prohibit executive officers of the Company from trading in Parent Common Stock, such reference date will be extended until Parent is no longer in such Deferral Period or Parent’s insider trading policy no longer prohibits executive officers of the Company from trading in Parent Common Stock) and (b) with respect to Parent Common Stock issued in connection with the achievement of a Milestone, the related Milestone Date (provided, that, if on such date Parent is then in a Deferral Period or Parent’s insider trading policy would prohibit executive officers of the Company from trading in Parent Common Stock, such reference date will be extended until Parent is no longer in such Deferral Period or Parent’s insider trading policy no longer prohibits executive officers of the Company from trading in Parent Common Stock), Parent will file with the SEC a registration statement on Form S-3 ASR (or if Form S-3 ASR is not available for such purpose, then on Form S-3, or if Form S-3 is not available, another appropriate form) registering the resale of the Parent Common Stock issued to the requesting Consenting Stockholders on the Closing Date or the applicable Milestone Date, as the case may be (each, a “Resale Registration Statement”), and Parent will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. Parent’s obligations to include any shares of Parent Common Stock held by any Stockholder in the Resale Registration Statement are contingent on such Consenting Stockholder furnishing in writing to Parent such information regarding such Consenting Stockholder, the securities of Parent held by such Consenting Stockholder and the intended method of disposition of such Parent Common Stock, as will be reasonably requested by Parent to effect the registration of such Parent Common Stock, and such Consenting Stockholder will execute such documents, including any questionnaires, certificates, and instruments, in connection with such registration as Parent may reasonably request that are customary of a selling stockholder in similar situations (the “Seller Documents”). Parent shall take all necessary steps to cause the Seller Documents to be delivered to the Consenting Stockholder as soon as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act in order to permit their completion by the Consenting Stockholders and return to Parent prior to the anticipated filing date for the related Resale Registration Statement. At all times from and after the date on which any Resale Registration Statement is first filed with the SEC (except for any period during which Parent restricts offers and sales or other dispositions of shares of Parent Common Stock issued hereunder under the Resale Registration Statement pursuant to the immediately succeeding sentence), such Resale Registration Statement will comply as to form in all material respects with the requirements of applicable Legal Requirements and will not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not misleading in the light of the circumstances under which they were made; provided, that, Parent shall not be responsible for any statements or omissions made in reliance on and in conformity with information relating to any Consenting Stockholder furnished in writing to Parent by any Consenting Stockholder specifically for inclusion in the Resale Registration Statement, any prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, Parent may suspend the use of any such Resale Registration Statement if it determines in its reasonable good faith judgment that a Deferral Period shall exist following the Resale Registration Statement being declared effective by the SEC. Parent shall maintain the effectiveness of each Resale Registration Statement filed hereunder until the earlier of (i) such time as all shares of Parent Common Stock registered under such Resale Registration Statement may be resold under Rule 144 without regard to any volume or manner of sale restrictions or (ii) all such shares of Parent Common Stock shall have been previously sold. For purposes hereof, a “Deferral Period” shall refer to a period during which Parent determines in its reasonable good faith judgment (after consultation with its legal advisors) that the offer and sale or other disposition of Parent Common Stock pursuant to a Resale

Registration Statement would require public disclosure by Parent of material nonpublic information that Parent is not otherwise obligated to disclose and that the immediate disclosure of such information would be materially detrimental to Parent; provided, that, if Parent delays the filing of any Resale Registration Statement or suspends its use pursuant to this sentence, (A) Parent shall not register any securities for sale by Parent or for resale by any other securityholders during such delay or suspension period other than pursuant to a registration solely for the sale of securities to or by employees of Parent or a Subsidiary of Parent pursuant to equity incentive plans, (B) Parent may not suspend offers and sales or other dispositions of Parent Common Stock pursuant to this sentence for more than 30 consecutive days in any one instance or 60 days in the aggregate during any 12 month period and (B) Parent shall work in good faith and take reasonable steps to limit to the extent practicable the duration of any such delay or suspension period. In all cases, Parent shall file or permit resales under, as the case may be, such Resale Registration Statement as soon as reasonably practicable following the lapsing or expiration of the circumstances that led Parent to delay such filing or suspend its use. Parent shall provide reasonable written notice of the existence of any Deferral Period to each Consenting Stockholder whose Parent Common Stock is being registered under any Resale Registration Statement.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions to Obligations of Parent, Merger Sub A and Merger Sub B. The obligations of Parent, Merger Sub A and Merger Sub B to effect the Transactions (including the Mergers) are subject to the satisfaction (or waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in Article III (without giving effect to any “materiality”, “Company Material Adverse Effect” or similar qualifiers) shall be accurate at and as of the Agreement Date and the Closing Date, except (i) for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date, and (ii) where the failure of the representations and warranties of the Company contained in Article III to be so accurate, individually or in the aggregate, has not had a Company Material Adverse Effect; provided, however, that the representations and warranties of the Company in Section 3.3 (Capitalization) shall be accurate in all respects at and as of the Agreement Date and the Closing Date except for inaccuracies that are de minimis, both individually and in the aggregate.

(b) Performance of Obligations of Company. The Company shall have performed in all material respects all covenants, agreements and obligations required to be performed by the Company under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the Agreement Date, no Company Material Adverse Effect shall have occurred.

(d) No Litigation. No Action shall have been instituted, commenced or threatened and no Action shall remain pending that seeks to or would reasonably be expected to (i) restrain, prevent, enjoin, prohibit or make illegal the Transactions, (ii) cause any of the Transactions to be rescinded following the Closing Date, (iii) impose limitations on the ability of the Surviving Company to conduct its business following the Closing Date or (iv) compel Parent or the Company to dispose of any portion of the Business.

(e) No Injunctions or Restraints. No Order from a Governmental Authority with jurisdiction shall be in effect (i) enjoining, restraining, preventing or prohibiting consummation of the Transactions, (ii) causing any of the Transactions to be rescindable following the Closing Date, (iii) imposing limitations on the ability of the Company Group to effectively conduct the Business following the Closing Date or (iv) compelling Parent or any member of the Company Group to dispose of any portion of Parent’s or the Company Group’s business or assets.

(f) Governmental Consents. Any waiting period (and any extensions thereof) under the HSR Act shall have expired or have been terminated.

(g) Delivery of Closing Certificates. Parent shall have received:

(i) Closing Certificate. A certificate dated as of the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions precedent set forth in Section 6.1(a), Section 6.1(b) and Section 6.1(c) have been met;

(ii) Allocation Schedule Certificate. A certificate dated as of the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the Allocation Schedule is accurate;

(iii) Good Standing Certificates. Certificates of good standing with respect to the Company issued by the Company’s jurisdiction of organization and the jurisdiction of the Company’s principal place of business, dated not more than 10 Business Days prior to the Closing Date;

(iv) FIRPTA Certificate. A certificate dated as of the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of the Company conforming to the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and the notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) together with written authorization for Parent to deliver such notice and a copy of such certificate to the IRS on behalf of the Company upon the Closing; and

(v) Certificate of Reverse Merger. The Certificate of Reverse Merger duly executed by the Company.

(h) Resignation of Officers and Directors. Parent shall have received resignations, in form and substance reasonably satisfactory to Parent, effective as of the Closing, from each officer and director of the Company Group, other than those continuing officers and directors specified to the Company by Parent in writing at least five (5) Business Days prior to the Closing Date.

(i) Release of Liens. Parent shall have received payoff letters, in form and substance reasonably satisfactory to Parent, from each lender to the Company Group (including pursuant to the Perceptive Credit Agreement) evidencing the aggregate amount of Company Debt that represents indebtedness for borrowed money outstanding and owing to such lender as of the Closing Date (together with Breakage Costs) and an agreement that, if such aggregate amount is paid to such lender on the Closing Date, such indebtedness shall be repaid in full and that all related Liens shall be released forthwith. In addition, Parent shall have received evidence, in a form satisfactory to Parent, that any other outstanding Liens of the Company Group (other than Permitted Liens), any related UCC filings (other than those related to Permitted Liens) and any related filings with the USPTO Assignment Division have been terminated.

(j) Transaction Expenses. Parent shall have received written statements from the Company Group’s outside legal counsel and any financial advisor, accountant or other Person who provided services to the Company Group (other than Employees who provided such services only in their capacities as such), or who is otherwise entitled to any compensation from any member of the Company Group, in connection with services provided with respect to this Agreement or any of the Transactions, setting forth the total amount of unpaid Company Transaction Expenses that remain payable to such Person with respect to services rendered through the Closing Date.

(k) Third Party Consents and Notices. The Company shall have delivered to Parent copies of consents (signed by the applicable third Person) or notices, as applicable, provided to the third Persons specified or referenced in Exhibit F attached hereto with respect to the consummation of the Transactions in a form that is reasonably acceptable to Parent.

(l) 280G Stockholder Approval or Disapproval. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Employees, the Company shall have submitted such parachute payments to the Company Stockholders for approval and the Company Stockholders shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (ii) shall have voted upon and disapproved (or failed to approve) such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in accordance with applicable Law.

(m) Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Form S-4 Registration Statement shall have been initiated or be threatened by the SEC.

(n) Stockholder Approval. The Company Stockholder Approvals shall have been duly approved by (i) the Requisite Stockholder Approval and (ii) the Holders of at least 75% of the outstanding shares of Company Capital Stock. In addition, the Parent Stockholder Approvals shall have been obtained.

(o) NYSE Listing. The shares of Parent Common Stock issuable in the Merger shall have been approved for the listing by the NYSE, subject to official notice of issuance.

6.2 Conditions to Obligation of the Company. The obligation of the Company to effect the Transactions is subject to the satisfaction (or waiver, if permissible under applicable Law) prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent contained in ARTICLE IV (without giving effect to any “materiality”, “Parent Material Adverse Effect” or similar qualifiers) shall be accurate at and as of the Agreement Date and the Closing Date, except (i) for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date, and (ii) where the failure of the representations and warranties of Parent contained in ARTICLE IV to be so accurate, individually or in the aggregate, has not had a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all covenants, agreements and obligations required to be performed by Parent under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the Agreement Date, no Parent Material Adverse Effect shall have occurred.

(d) No Injunctions or Restraints. No Order from a Governmental Authority with jurisdiction shall be in effect (i) enjoining, restraining, preventing or prohibiting consummation of the Transactions or (ii) causing any of the Transactions to be rescindable following the Closing Date.

(e) Governmental Consents. Any waiting period (and any extensions thereof) under the HSR Act shall have expired or have been terminated.

(f) Delivery of Closing Certificate. The Company shall have received a certificate dated as of the Closing Date and signed by the Chief Executive Officer, the Chief Financial Officer or the General Counsel of Parent and certifying that the conditions precedent set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(i) have been met.

(g) Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Form S-4 Registration Statement shall have been initiated or be threatened by the SEC.

(h) Addition to Parent Board. Jason Myers, the Chief Executive Officer of the Company, shall have been appointed to Parent’s Board of Directors with effect upon the Closing. Such appointment (including as to class of Director for purposes of Parent’s classified Board of Directors) shall occur in compliance with Parent’s Charter Documents as implemented by the determinations of Parent’s Board of Directors.

(i) NYSE Listing. The shares of Parent Common Stock issuable in the Merger shall have been approved for the listing by the NYSE, subject to official notice of issuance.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a) By the mutual written consent of the Company and Parent;

(b) By either the Company or Parent, upon written notice to the other Party, if the Transactions shall not have been consummated on or before March 20, 2021, which date may be extended from time to time by mutual written consent of Parent and the Company (such date, as it may be so extended from time to time, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party whose failure to perform any of its obligations under this Agreement has been a principal cause of or directly resulted in the failure of the Transactions to occur on or before the Outside Date;

(c) By the Company or Parent, if any final and non-appealable Order or any Law has the effect of enjoining, restraining, preventing, prohibiting or making illegal the consummation of the Transactions; provided, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if a material breach by such party of its obligations under this Agreement has been the principal cause of or principally resulted in the issuance of such Order;

(d) By Parent, if any of the representations or warranties of the Company set forth in ARTICLE III shall not be accurate or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in either Section 6.1(a) or Section 6.1(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company and (ii) the Outside Date; provided that this provision shall not be available to Parent if Parent is then in material breach of this Agreement;

(e) By the Company, if any of the representations or warranties of Parent set forth in ARTICLE IV shall not be true and correct or if Parent, Merger Sub A or Merger Sub B has failed to perform any covenant or agreement on the part of Parent, Merger Sub A or Merger Sub B, as applicable, set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to Parent and (ii) the Outside Date; provided that this provision shall not be available to the Company if the Company is then in material breach of this Agreement;

(f) By either the Company or Parent, upon written notice to the other Party, if the Parent Stockholder Meeting has concluded and the Parent Stockholder Approvals were not obtained;

(g) By Parent, upon written notice to the Company at any time, if the Written Consent executed by Company Stockholders representing the Requisite Stockholder Approval is not delivered to Parent within one (1) hour after the execution and delivery of this Agreement; or

(h) By the Company, upon written notice to the Parent, if the Parent board of directors shall have made a Parent Adverse Recommendation Change.

7.2 Effect of Termination.

(a) In the event this Agreement is terminated pursuant to Section 7.1, this Agreement shall become null and void (other than the provisions of this ARTICLE VII, Section 8.4(e) (Indemnification; Holders’ Representative Losses), Section 9.13 (Governing Law) and Section 9.14 (Dispute Resolution) and any provision hereof that forms the basis for a claim of willful breach of this Agreement prior to the termination of this Agreement, and if applicable Section 7.2(c), all of which shall survive termination of this Agreement and remain in full force and effect), without further liability on the part of the Parties or any of their respective directors, officers or Affiliates other than with respect to any circumstances giving rise to the termination of this Agreement as result of a Party’s willful breach of any provision of this Agreement prior to the termination of this Agreement.

(b) If (i) either Parent or the Company terminates this Agreement pursuant to Section 7.1(f) or (ii) the Company terminates this Agreement pursuant to Section 7.1(h), then Parent will pay or cause to be paid to the Company an amount in cash equal to $30,000,000 (the “Creditable Amount”). The Creditable Amount shall be paid by wire transfer of immediately available funds to a U.S. bank account designated to Parent by the Company, which payments shall be made, in cases of qualifying terminations by Parent, concurrently with and as a condition to the effectiveness of such termination, and in cases of qualifying terminations by the Company, within three (3) Business Days following such termination.

(c) Each Party acknowledges that the agreements contained in this Section 7.2 are an integral part of the Transactions and that the Creditable Amount is not a penalty, but rather is a reasonable upfront payment toward a mutually beneficial agreement between Parent and the Company the receipt of which, to the extent representing a payment in advance (which such payment will be amortized over a time period mutually acceptable to Parent and the Company) of when amounts would otherwise be payable, is intended to compensate the Company in the circumstances in which the Creditable Amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if Parent fails to pay the Creditable Amount and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the Creditable Amount, Parent shall pay interest on the Creditable Amount from the date payment of the Creditable Amount was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such suit. In the event that the Creditable Amount is paid by Parent, then Parent may request that Parent and the Company promptly commence negotiations in good faith for a period not to exceed three months with the goal of establishing a collaboration, partnership, research and development, commercial or similar agreement of mutual benefit, with the terms thereof to be acceptable to each of Parent and the Company in its respective reasonable discretion, in which event the Creditable Amount shall be applied toward payments otherwise required from Parent under such agreement. Subject to the obligations in the preceding sentence, Parent and the Company confirm that there shall be no obligation on the part of either Parent or the Company to enter any such agreement .

ARTICLE VIII

SURVIVAL, OFFSET RIGHT AND HOLDERS’ REPRESENTATIVE

8.1 Survival. All representations and warranties of the Company and Parent contained in this Agreement or in any certificate or schedule delivered hereunder shall terminate immediately upon the Closing. Notwithstanding the foregoing, claims for Intentional Fraud shall survive until the expiration of the applicable statute of limitations.

8.2 Offset Right.

(a) Subject to the limitations set forth in this ARTICLE VIII, from and after the Effective Time, the Parent Indemnified Persons shall be entitled to recover, by offset against any unissued or unearned Milestone Shares (the “Offset Right”), (x) the amount of any Losses resulting from or arising out of the following (whether or not involving a Third Party Claim) and, (y) solely with respect to clause (vii) below (i.e., regarding the Natera Litigation), 50% of the Losses:

(i) any claim for Intentional Fraud;

(ii) any inaccuracy in the Allocation Schedule (other than with respect to the calculation of the items set forth in Section 2.19(a), which matters are covered in the Post-Closing Adjustment);

(iii) any appraisal rights exercised by a Holder to the extent not covered by amounts returned to Parent with respect to such Holder’s Dissenting Shares pursuant to Section 2.14, and any other Action brought by a Holder or any other Person claiming rights by, through or associated with such Holder that seeks to challenge any of the Transactions (including the Mergers) based on adequacy of the consideration received by such Holder (or all Holders) or claims that any director or officer of the Company breached any fiduciary duty owed to the Company or any of the Holders in connection with the negotiation, approval, execution or performance of this Agreement or any of the Transactions (including the Mergers);

(iv) any breach of or failure to perform any covenant or agreement of (A) the Company provided for in this Agreement with respect to covenants required to be performed prior to the Closing or (B) Holders’ Representative;

(v) any Eligible Post-Closing Adjustment;

(vi) any Pre-Closing Taxes, but only to the extent such Taxes were not included in the computation of the Closing Net Working Capital or Company Transaction Expenses, in each case, as finally determined pursuant to Section 2.19; and

(vii) the Natera Litigation.

(b) Limitations. For the avoidance of doubt, the Parent Indemnified Persons shall be entitled to recover 50% of the Losses in respect of the matter set forth in Section 8.2(a)(vii) (i.e., the Natera Litigation).

(c) Exclusive Remedy. Except for the equitable remedies set forth in Section 9.8 or for any claims involving Intentional Fraud against any Person who has committed Intentional Fraud, from and after the Effective Time, the rights set forth in this ARTICLE VIII shall be the sole and exclusive remedy of the Parent Indemnified Parties with respect to the subject matter of this Agreement.

8.3 Mechanics of Offset Right.

(a) Reduction of Milestone Shares. At the time the Stated Damages are finally determined pursuant to the provisions of this Section 8.3, the aggregate number of then remaining (i.e., unissued or unearned) Milestone Shares shall be reduced in an amount equal to the quotient (rounded down to the nearest whole share) of the final determined amount of Stated Damages divided by the average closing price for shares of Parent Common Stock on the New York Stock Exchange (or any other exchange which is then the primary exchange upon which shares of Parent Common Stock are traded) for the twenty (20) trading day period immediately preceding the date of the applicable Offset Certificate (the “Reduction Shares”). Any Reduction Shares shall be taken (or the distribution stayed as contemplated by Section 8.3(b), as applicable) from the first available Milestone to be achieved after delivery of the applicable Offset Certificate (and, if needed, from each next successive Milestone to thereafter be achieved until the Reduction Shares have been fully applied).

(b) Exercise of Offset Right. To exercise the Offset Right, Parent shall (on behalf of Parent or any other Parent Indemnified Persons at issue) deliver to Holders’ Representative at the notice address set forth in Section 9.2 (as the same may be amended from time to time as provided therein and including all Persons to be copied on any notice to Holders’ Representative), a certificate signed by Parent (an “Offset Certificate”): (a) stating in good faith that one or more of the Parent Indemnified Persons has suffered or incurred Losses which are entitled to be recovered pursuant to the Offset Right (the “Stated Damages”); and (b) specifying to the extent practicable in reasonable detail the individual items of Stated Damages and the nature of the breach or other circumstance to which each such item is related. Upon the timely delivery of an Offset Certificate stating a bona fide claim for Stated Damages, and notwithstanding any provision herein to the contrary, any distribution of Milestone Shares shall be stayed to the extent of Milestone Shares reflecting such Stated Damages (as calculated pursuant to Section 8.3(a)) as provided in Section 2.10.

(c) Perfection of Offset Right. After the expiration of a period of ten (10) Business Days following the time of delivery of an Offset Certificate to Holders’ Representative, the Offset Right shall be deemed perfected as to the applicable Stated Damages and the Milestone Shares shall be reduced pursuant to Section 8.3(a) unless, prior to the expiration of such period of ten (10) Business Days, Holders’ Representative objects in a written statement delivered to Parent to the claims made in the Offset Certificate, setting forth in reasonable detail the objections to the claim for Stated Damages.

(d) Objection to Offset Right. If Holders’ Representative shall timely object in writing to an exercise of the Offset Right by Parent, Holders’ Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims within twenty (20) Business Days after such objection. If Holders’ Representative and Parent should so agree on a claim, a memorandum setting forth such agreement shall be prepared and signed by such parties, which shall include, if applicable, a statement of the reduction in Milestone Shares pursuant to Section 8.3(a).

(e) Resolution of Offset Right. If no agreement can be reached after good faith negotiation between Holders’ Representative and Parent pursuant to Section 8.3(d), then either Parent or Holders’ Representative may pursue dispute resolution with respect thereto pursuant to Section 9.15.

(f) Unaffected by Investigation. The Offset Right shall not be affected by any investigation conducted with respect to, or any knowledge acquired or capable of being acquired, at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of or compliance with any of the representations, warranties, covenants or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the Offset Right (including with respect to any such representation, warranty, covenant or agreement).

(g) Surviving Company. The Parties acknowledge and agree that if the Surviving Company suffers, sustains or becomes subject to or incurs any Loss, then (without limiting any of the rights of the Surviving Company as an Indemnified Person), Parent shall also be deemed, by virtue of its ownership of the equity of the Surviving Company, to suffer, sustain or become subject to or incur such Loss.

(h) Specific Element of Consideration. The Offset Right is, without limitation, (i) a specific element of the consideration that induced Parent to enter into this Agreement and to perform its obligations as contemplated hereby and (ii) intended to be fully enforceable on the terms provided in this ARTICLE VIII.

(i) Defense of Third Party Claims. In the event of a Third Party Claim for which Parent is entitled to indemnification hereunder, such Third Party Claim will not be settled without the consent of Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that this Section 8.3(i) shall not apply to any Natera Litigation (which is subject to Section 5.13).

8.4 Holders’ Representative.

(a) Appointment. By virtue of approving the Merger, each Holder shall be deemed to have irrevocably nominated, constituted and appointed Holders’ Representative as his, her or its attorney in fact and exclusive representative and agent with full power of substitution, to act in the name, place and stead of the Holders for all purposes in connection with this Agreement and the any agreement ancillary hereto including for purposes of executing any documents and taking any actions that Holders’ Representative may, in his sole discretion, determine to be necessary, desirable or appropriate in connection with any exercise of the Offset Right. Kyle Lefkoff hereby accepts his appointment as Holders’ Representative.

(b) Authority. The Holders grant to Holders’ Representative full authority to: (i) execute, deliver, acknowledge, certify and file on behalf of each such Holder (in the name of any or all of the Holders or otherwise) any and all documents that Holders’ Representative may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as Holders’ Representative may, in his sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 8.4 and (ii) do or refrain from doing any further act or deed on behalf of the Holders which the Holders’ Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement. Notwithstanding the foregoing, the Holders’ Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein, and for purposes of clarity, there are no obligations of the Holders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. Notwithstanding anything in any Transaction Agreement to the contrary: (a) each Parent Indemnified Person shall be entitled to deal exclusively with Holders’ Representative on all matters relating to any exercise of the Offset Right; and (b) Parent, each Parent Indemnified Person, the Exchange Agent, and each Holder shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Holder by Holders’ Representative and on any other action taken or purported to be taken on behalf of any Holder by Holders’ Representative as fully binding upon such Holder. A decision, act, consent or instruction of Holders’ Representative, including an amendment, extension or waiver of this Agreement (or any provision hereof) pursuant to Section 9.4 or Section 9.5 shall constitute a decision of the Holders and shall be final, binding and conclusive upon the Holders and such Holders’ successors as if expressly confirmed and ratified in writing by such Holder, and all defenses which may be available to any Holder to contest, negate or disaffirm the action of the Holders’ Representative taken in good faith under this Agreement are waived. The Exchange Agent, Parent, Merger Sub and the Surviving Company may rely upon any such decision, act, consent or instruction of Holders’ Representative as being the decision, act, consent or instruction of the Holders. The Exchange Agent, Parent, Merger Sub and the Surviving Company are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Holders’ Representative.

(c) Power of Attorney. The powers, immunities and rights to indemnification granted to the Holders’ Representative hereunder: (a) are coupled with an interest and are irrevocable; (b) may be delegated by Holders’ Representative; (c) shall survive the death, incompetence, bankruptcy, dissolution or incapacity, as applicable, of each of the Holders and shall be binding on any successor thereto; and (d) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in any Milestone Shares or the Expense Fund Amount.

(d) Replacement. If Holders’ Representative resigns or is otherwise unable to fulfill its responsibilities hereunder, the Holders shall (by consent of those Persons entitled, or who were entitled, to at least a majority of the Milestone Shares), within ten (10) days after such resignation or inability, appoint a successor to Holders’ Representative reasonably satisfactory to Parent. Any such successor shall succeed Holders’ Representative as Holders’ Representative hereunder. If for any reason there is no Holders’ Representative at any time, all references herein to Holders’ Representative shall be deemed to refer to those Persons entitled, or who were entitled, to at least a majority of the Milestone Shares. The immunities and rights to indemnification shall survive the resignation or removal of the Holders’ Representative and the Closing and/or any termination of this Agreement.

(e) Indemnification; Holders’ Representative Losses. The Holders’ Representative shall not be liable to the Holders for any action taken or omitted to be taken by such person in connection with such person’s services pursuant to this Agreement or any agreements ancillary hereto, except in the case of liability directly caused by such person’s willful misconduct or gross negligence. The Holders will, severally in accordance with their respective pro rata portion (calculated based on ownership of Fully Diluted Shares of Company Stock), indemnify, defend and hold harmless the Holders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Holders’ Representative Losses”) arising out of or in connection with the Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Holders’ Representative Loss is suffered or incurred; provided, that in the event that any such Holders’ Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Holders’ Representative, the Holders’ Representative will reimburse the Holders the amount of such indemnified Holders’ Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Holders’ Representative by the Holders, any such Holders’ Representative Losses may be recovered by the Holders’ Representative from (i) the Expense Fund and (ii) any other funds that become payable to the Holders under this Agreement at such time as such amounts would otherwise be distributable to the Holders; provided, that while this section allows the Holders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Holders from their obligation to promptly pay such Holders’ Representative Losses as they are suffered or incurred, nor does it prevent the Holders’ Representative from seeking any remedies available to it at law or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holders’ Representative under this section.

(f) No Expenditures; Reliance on Allocation Schedule. The Holders acknowledge that the Holders’ Representative shall not be required to expend or risk his own funds or otherwise incur any financial liability in the exercise or performance of any of his powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby. Furthermore, the Holders’ Representative shall not be required to take any action unless the Holders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Holders’ Representative against the costs, expenses and liabilities which may be incurred by the Holders’ Representative in performing such actions. The Holders’ Representative shall be entitled to: (i) rely upon the Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party.

(g) Expense Fund. Upon the Closing, Parent shall wire to the Holders’ Representative the Expense Fund Amount. The Expense Fund Amount shall be held by the Holders’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Holders’ Representative for any Holders’ Representative Losses incurred pursuant to this Agreement, or (ii) as otherwise determined by the Holders’ Representative (the “Expense Fund”). The Holders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of his gross negligence or willful misconduct. The Holders’ Representative will hold these funds separate from his corporate funds, will not use these funds for any corporate purposes and will not voluntarily make these funds available to his creditors in the event of bankruptcy. The Holders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations. The Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Holders’ Representative any such interest or earnings. The Holders’ Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Holders. As soon as reasonably determined by the Holders’ Representative that the Expense Fund is no longer required to be withheld, the Holders’ Representative shall distribute the remaining Expense Fund (if any) to the Exchange Agent and/or Parent, as applicable, for further distribution to the Holders.

ARTICLE IX

GENERAL PROVISIONS

9.1 Interpretation. The following rules shall apply to the interpretation and construction of the terms and provisions of this Agreement:

(a) Provisions.

(i) When a reference is made in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule,” such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

(ii) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(iii) Whenever the words “include,” “includes,” or “including” are used in this Agreement, such words shall be deemed to be followed by the words “without limitation.”

(iv) The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise expressly indicated in the accompanying text.

(v) The use of “or” is not intended to be exclusive unless otherwise expressly indicated in the accompanying text.

(vi) The defined terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Reference to the masculine gender shall be deemed to also refer to the feminine gender and vice versa.

(vii) A reference to documents, instruments or agreements also refers to all addenda, exhibits or schedules thereto.

(viii) Any reference to a provision or part of a Law shall include a reference to that provision or part as it may be renumbered or amended from time to time and any successor provision or part or any renumbering or amendment thereof unless otherwise indicated herein.

(ix) References to “made available” means that such documents or information referenced are either (i) contained, as of a date which is at least two (2) Business Days prior to the Agreement Date, in the Company’s “Project Alaska” electronic data room hosted by Donnelley Financial Solutions Venue or (ii) filed as an exhibit to the Company Form S-1.

(x) When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) No Presumption. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall be used to favor or disfavor any Party by virtue of the authorship of any provision of this Agreement.

9.2 Notices. All notices, waivers, consents and other communications to any Party hereunder shall be in writing and shall be deemed given (a) when personally delivered, (b) when receipt is electronically confirmed, if sent by email of a .pdf document, or (iii) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with proof of receipt, in each case to the Parties at the address, or if applicable, email address following such Party’s name below or such other address or email address as such Party may subsequently designate to the other Parties by notice in accordance with this Section 9.2:

If to Parent, Merger Sub A or Merger Sub B, to:

Invitae Corporation

1400 16th Street

San Francisco, California 94103

Attention: Tom Brida, General Counsel

Email:

with copies (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300

San Diego, California 92130

Attention: Mike Hird

Email: mike.hird@pillsburylaw.com

If to the Company (prior to the Closing), to:

ArcherDX, Inc.

2477 55th Street

Boulder, Colorado

Attention: Ben Carver, General Counsel

Email:

with a copy (which shall not constitute notice) to:

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021

Attention: Brent Fassett and Laura Medina

E-mail Address: bfassett@cooley.com and lmedina@cooley.com

If to Holders’ Representative or the Holders (following the Closing), to:

1941 Pearl Street, Suite 300

Boulder, Colorado 80302

Attention: Kyle Lefkoff

Email:

9.3 Assignment and Succession. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party without the written consent of the other Parties, except that Parent, Merger Sub A or Merger Sub B may, without the prior consent of any other Party, collaterally assign this Agreement to any lender; provided that no such assignment shall relieve the assigning Party of any of its obligations hereunder. Any assignment of this Agreement or any of the rights, interests or obligations hereunder not permitted under this Section 9.3 shall be null and void ab initio. Subject to the foregoing terms of this Section 9.3, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

9.4 Amendment or Supplement. Subject to the requirements of applicable Law, this Agreement may be amended at any time by execution of an instrument in writing identifying itself as an amendment signed, when amended prior to the Closing, by Parent, Merger Sub A, Merger Sub B and the Company and, when amended on or after the Closing, by Parent and Holders’ Representative.

9.5 Waivers. No waiver of any provision of this Agreement shall be valid and binding unless it is in writing and signed by the Party against whom the waiver is to be effective. No failure on the part of any Party in exercising any right, privilege or remedy hereunder and no delay on the part of any Party in executing any right, privilege or remedy under this Agreement, shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right hereunder. No notice to or demand on a Party made hereunder shall operate as a waiver of any right of the Party giving such notice or making such demand to take further action without notice or demand as permitted hereunder.

9.6 Entire Agreement. This Agreement, including the Schedules and Exhibits hereto and the other documents referred to herein which form a part hereof, and the Transaction Agreements contain the entire understanding of the Parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous, agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral) among the Parties with respect to such subject matter (other than the Transaction Agreements).

9.7 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under this Agreement, except that after the Closing, (a) Parent Indemnified Persons shall be third party beneficiaries for purposes of enforcing the rights granted herein to such Parent Indemnified Persons and (b) D&O Indemnified Persons shall be third party beneficiaries for purposes of enforcing the rights granted to such D&O Indemnified Persons in Section 5.14.

9.8 Specific Performance. The Parties agree that each Party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the other Parties could not be compensated adequately by monetary damages alone. Accordingly, the Parties agree that, in addition to any other remedy to which such Party may be entitled to at Law or in equity, each Party shall be entitled to temporary, preliminary and/or permanent injunctive relief or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the right to compel the other Parties to cause the Transactions to be consummated on the terms and subject to conditions set forth in this Agreement) without having to prove irreparable harm or that monetary damages would be inadequate. The Parties expressly waive any requirement under any Law that the other Parties obtain any bond or give any other undertaking in connection with any action seeking injunctive relief or specific performance of any of the provisions of this Agreement. Each Party further agrees that in the event of any action for specific performance relating to this Agreement or the Transactions, such Party shall not assert and hereby waives the defense that a remedy at Law would be adequate or that specific performance is not an appropriate remedy for any reason in Law or equity.

9.9 Severability. If a court of competent jurisdiction finds that any term or provision of the Agreement is invalid, illegal or unenforceable under any Law or public policy, the remaining provisions of the Agreement shall remain in full force and effect if the economic and legal substance of this Agreement and the Transactions shall not be affected in any manner materially adverse to any Party. Any such term or provision found to be illegal, invalid or unenforceable only in part or in degree shall remain in full force and effect to the extent not invalid, illegal or unenforceable. Upon the determination that any term or provision is invalid, illegal or unenforceable, the Parties intend that such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent possible under applicable Law and compatible with the consummation of the Transactions as originally intended.

9.10 Costs and Expenses. Except as otherwise specified herein, whether or not the Transactions are consummated, each Party shall pay all costs and expenses it has incurred in connection with this Agreement and the Transactions.

9.11 Time of Essence. The Parties acknowledge that the Outside Date specified in Section 7.1(b) is essential and therefore agree that no Party wishing to terminate this Agreement in accordance with Section 7.1(b) shall be required to extend the Outside Date to allow any other Party to satisfy any condition or perform any obligation under this Agreement.

9.12 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original copy of this Agreement and all of which, when taken together, shall constitute one instrument. The exchange of copies of this Agreement and manually executed signature pages by transmission by email of a .pdf of a handwritten original signature or signatures to the other Parties shall constitute effective execution and delivery of this Agreement and may be used in lieu of the original Agreement for all purposes. The signature of a Party transmitted by electronic means shall be deemed to be an original signature for any purpose.

9.13 Governing Law. This Agreement and all claims or causes of action (whether sounding in contract or tort) arising under or related to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Agreement to the Laws of another jurisdiction.

9.14 Dispute Resolution.

(a) Any Action relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Delaware Court of Chancery, and to the extent the Delaware Court of Chancery rejects jurisdiction, in any state or federal court located in the County of New Castle, State of Delaware. Each Party: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction in the Delaware Court of Chancery, and to the extent the Delaware Court of Chancery rejects jurisdiction, each state and federal court located in the County of New Castle, State of Delaware (and each appellate court located in the County of New Castle, State of Delaware) in connection with any such Action; (ii) agrees that the Delaware Court of Chancery and each state and federal court located in the County of New Castle, State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Action commenced in the Delaware Court of Chancery or any state or federal court located in the County of New Castle, State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such Action has been brought in an inconvenient forum, that the venue of such Action is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SECTION 9.14 IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY SUCH LEGAL PROCEEDING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THE AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

9.15 Non-Recourse. All claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future equityholder, incorporator, controlling person, Affiliate, assignee or Representative of, and any financial advisor, financing source or lender to, any Contracting Party, or any current, former or future equityholder, incorporator, controlling person, Affiliate, assignee or Representative of, and any financial advisor, financing source or lender to, any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Non-Party Affiliates”), shall have any liability (whether in Law or in equity, whether in contract or in tort or otherwise) for any claims, causes of action, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach, and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all claims, causes of action or Liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach against any such Non-Party Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, in each case arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach; and (b) each Contracting Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with or as an inducement to this Agreement. Notwithstanding anything in the Agreement to the contrary, this Section 9.15 shall not apply to Section 8.4, which shall be enforceable by the Holders’ Representative in its entirety against the Holders.

9.16 Waiver of Conflict of Interest; Privileged Communications.

(a) Each Party acknowledges and agrees that Cooley LLP (the “Firm”) has acted as counsel to the Company Group in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and consummation of the Transactions.

(b) In connection with any matter or dispute under this Agreement, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Company Group following the Closing to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) the Firm’s prior representation of the Company Group and (ii) the Firm’s representation of the Holders’ Representative and/or any of the Holders (collectively, the “Seller Parties”) prior to and after the Closing.

(c) Parent further agrees, on behalf of itself, and, after the Closing, on behalf of the Company Group, that all communications in any form or format whatsoever between or among any of the Firm, any of the Company Group, any of the Seller Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Transactions or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by the Holders’ Representative on behalf of the Holders and shall not pass to or be claimed by Parent, or, following the Closing, the Company Group. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Holders’ Representative and the Holders, shall be controlled by the Holders’ Representative on behalf of the Holders and shall not pass to or be claimed by any of Parent, or, following the Closing, the Company Group; provided, that, nothing contained herein shall be deemed to be a waiver by any of Parent or any of its Affiliates (including, after the Closing, the Company Group and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(d) Notwithstanding the foregoing, in the event that a dispute arises between Parent or, after the Closing, the Company Group, on the one hand, and a third party other than a Seller Party, on the other hand, Parent or, following the Closing, the Company Group may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Parent nor, following the Closing, the Company Group may waive such privilege without the prior written consent of the Holders’ Representative. In the event that Parent or, following the Closing, any member of the Company Group is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Parent shall immediately (and, in any event, within two Business Days) notify the Holders’ Representative in writing (including by making specific reference to this Section 9.16(d)) so that the Holders’ Representative may seek a protective order and Parent agrees to use all commercially reasonable efforts to assist therewith.

(e) To the extent that files or other materials maintained by the Firm constitute property of its clients, only the Holders’ Representative and the Holders shall hold such property rights, and the Firm shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications by reason of any attorney-client relationship between the Firm, on the one hand, and the Company Group, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in an Action by an unrelated third party.

(f) Parent agrees on behalf of itself and, following the Closing, the Company Group, (i) to the extent that Parent or, after the Closing, any member of the Company Group receives or takes physical possession of any Deal Communications, (A) such physical possession or receipt shall not, in any way, be deemed a waiver by any of the Seller Parties or any other Person, of the privileges or protections described in this section, and (B) neither Parent nor, following the Closing, any member of the Company Group shall assert any claim that any of the Seller Parties or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (ii) not to access or use the Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Holders’ Representative or any Holder waive the attorney-client or other privilege, or by otherwise asserting that Parent or, following the Closing, the Company has the right to waive the attorney-client or other privilege and (iii) not to seek to obtain the Deal Communications from the Firm so long as such Deal Communications would be subject to a privilege or protection if they were being requested in an Action by an unrelated third party.

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[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger and Plan of Reorganization to be duly executed and delivered as of the date first above written.

PARENT:	INVITAE CORPORATION

	By:	/s/ Sean George
	Name:	Sean George
	Title:	Chief Executive Officer

MERGER SUB A:	APOLLO MERGER SUB A INC.

	By:	/s/ Tom Brida
	Name:	Tom Brida
	Title:	President

MERGER SUB B:	APOLLO MERGER SUB B LLC

	By:	/s/ Tom Brida
	Name:	Tom Brida
	Title:	President

COMPANY:	ARCHERDX, INC.

	By:	/s/ Jason Myers
	Name:	Jason Myers
	Title:	CEO

HOLDERS’ REPRESENTATIVE:	KYLE LEFKOFF, solely in his capacity as the Holders’ Representative

	By:	/s/ Kyle LefKoff
	Name:	Kyle LefKoff

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

Execution Version

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 21, 2020 by and among Invitae Corporation, a Delaware corporation (the “Company”), and the Investors identified on Exhibit A attached hereto (each an “Investor” and collectively the “Investors”).

RECITALS

A. Contemporaneously with the execution hereof, the Company, Apollo Merger Sub A Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub A”), Apollo Merger Sub B LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub B”), ArcherDX, Inc., a Delaware corporation (“Archer”), and Kyle Lefkoff solely in his capacity as representative of the stockholders of Archer, have entered into an Agreement and Plan of Merger and Plan of Reorganization Merger Agreement (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”) and the Company and Perceptive Credit Holdings III, LP have entered into the Commitment Letter (as defined below);

B. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the 1933 Act (as defined below) and Rule 506 of Regulation D (“Regulation D”) promulgated by the SEC (as defined below) thereunder;

C. The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and subject to the conditions stated in this Agreement, an aggregate of 16,320,476 shares (the “Shares”) of the Company’s Common Stock, $0.0001 par value per share (the “Common Stock”) at a purchase price of $16.85 per share; and

D. Contemporaneously with the sale of the Shares, the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights in respect of the Shares under the 1933 Act, and the rules and regulations promulgated thereunder, and applicable state securities laws.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with, such Person. With respect to an Investor managed on a discretionary basis by an investment manager, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Investor shall, for purposes hereof, be deemed to be an Affiliate of such Investor.

“Archer” means ArcherDX, Inc., a Delaware corporation.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Commitment Letter” means the Commitment Letter, dated June 21, 2020, between the Company and Perceptive Credit Holdings III, LP.

“Common Stock” has the meaning set forth in the recitals to this Agreement.

“Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company Intellectual Property” has the meaning set forth in Section 4.13.

“Company’s Knowledge” means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company.

“Confidential Information” has the meaning set forth in Section 5.12.

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Covid-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including The Coronavirus Aid, Relief, and Economic Security Act and The Families First Coronavirus Response Act.

“Disclosure Schedule” has the meaning set forth in Section 4.

“Disqualification Event” has the meaning set forth in Section 4.32.

“DTC” has the meaning set forth in Section 7.4(a).

“EDGAR system” has the meaning set forth in Section 4.8.

“Effective Date” has the meaning set forth in Section 7.4(a).

“Environmental Laws” has the meaning set forth in Section 4.14.

“GAAP” has the meaning set forth in Section 4.16.

“Investor Questionnaire” has the meaning set forth in Section 5.8.

“Losses” has the meaning set forth in Section 8.2.

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations, financial condition or business of the Company and its subsidiaries taken as a whole, (ii) the legality or enforceability of any of the Transaction Documents or (iii) the ability of the Company to perform its obligations under the Transaction Documents, provided, however, that any determination of whether there has been a Material Adverse Effect shall not include any adverse effect, change, event, occurrence or state of facts (whether short term

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or long term): (A) that generally affects the industry in the same geography in which the Company and its subsidiaries operate; (B) that results from general economic or political conditions in any country where the business of the Company and its subsidiaries is conducted; (C) arising out of or attributable to any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (D) arising out of or attributable to any acts of war (whether or not declared), armed hostilities, terrorism, sabotage, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of war, armed hostilities, terrorism, riots, demonstrations or public disorders; or the escalation or worsening thereof; (E) consisting of any changes in applicable laws, regulations, rules, orders, or other binding directives issued by any governmental authority, or accounting rules (including GAAP), or the enforcement, implementation or interpretation thereof; (F) consisting of any natural or man-made disaster or acts of God (including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement); (G) the announcement, pendency of or performance of the Transactions, including by reason of the identity of the Parties and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators; (H) the taking of any action expressly required by the terms of this Agreement or taken at the written request of, or with the prior written consent of, the other Party; (I) consisting of any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); or (J) arising out of or resulting from the litigation between Archer and Natera Inc.; except, in each of clauses (A) through (F), such effect, change, event, occurrence or state of facts shall be taken into account in the determination of whether a Material Adverse Effect has occurred solely to the extent (and only to the extent) that such effect, change, event, occurrence or state of facts materially and disproportionately affected the Company and its subsidiaries relative to other participants in the industries or in the same geographies in which the Company and its subsidiaries operate.

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound that has been filed or was required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Merger” means the merger of Merger Sub A with and into Archer with Archer surviving such merger as a wholly owned subsidiary of the Company, promptly following which Archer will merge with and into Merger Sub B, pursuant to the terms and conditions of the Merger Agreement.

“Merger Agreement” has the meaning set forth in the Recitals to this Agreement.

“NYSE” means The New York Stock Exchange.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Placement Agents” means Cowen and Company, LLC and Perella Weinberg Partners L.P.

“Press Release” has the meaning set forth in Section 9.7.

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the date of this Agreement and the Closing Date, shall be the NYSE.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Regulation D” has the meaning set forth in the recitals to this Agreement.

“Required Investors” has the meaning set forth in the Registration Rights Agreement.

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“SEC Filings” has the meaning set forth in Section 4.

“Shares” has the meaning set forth in the recitals to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Stock Event” has the meaning set forth in Section 2.1.

“Threshold Price Restriction” has the meaning set forth in Section 7.5(a)

“Trading Day” means (i) a day on which the Common Stock is listed or quoted and traded on its Principal Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported in the Pink Open Market of OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transfer Agent” has the meaning set forth in Section 7.4(a).

“Transaction Documents” means this Agreement and the Registration Rights Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“1933 Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“8-K Filing” has the meaning set forth in Section 9.7.

2. Purchase and Sale of the Shares.

2.1 On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to issue and sell, and the Investors hereby irrevocably agree to purchase, severally and not jointly, for a price per share of $16.85, subject to appropriate adjustment for any stock dividend, stock split, stock combination, recapitalization or similar event occurring after the date hereof and on or prior to the Closing Date (a “Stock Event”), the number of Shares in the respective amounts set forth opposite the name of such Investor as indicated on Exhibit A attached hereto.

2.2 The obligation of each Investor to purchase the Shares contemplated hereby will become an irrevocable obligation, subject only to the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, when a copy of this Agreement, signed by the Investor, is countersigned by the Company.

3. Closing.

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3.1 Upon the satisfaction of the conditions set forth in Section 6, the completion of the purchase and sale of the Shares (the “Closing”) shall occur remotely via exchange of documents and signatures at a time (the “Closing Date”) substantially concurrent with the consummation of the Merger. The Company shall deliver to each Investor a written notice identifying the Closing Date at least three Business Days prior to Closing.

3.2 On the Closing Date, each Investor shall deliver or cause to be delivered to the Company, via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Investor by the Company on or prior to the Closing Date, an amount equal to the aggregate purchase price to be paid by the Investor for the Shares to be acquired by it as set forth opposite the name of such Investor under the heading “Aggregate Purchase Price” on Exhibit A attached hereto.

3.3 At or before the Closing, the Company shall deliver or cause to be delivered to each Investor a number of Shares, registered in the name of the Investor (or its nominee in accordance with its delivery instructions), equal to the number of Shares set forth opposite the name of such Investor on Exhibit A attached hereto, subject to appropriate adjustment for any Stock Event. The Shares shall be delivered via a book-entry record through the Company’s transfer agent on a “delivery versus payment” basis.

3.4 Certain Deliveries.

(a) At the Closing, subject to the terms and conditions hereof, the Company will deliver, or cause to be delivered, to each of the Investors:

(i) A duly executed Registration Rights Agreement;

(ii) A certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 6.2;

(iii) A certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Shares, certifying the current versions of the Certificate of Incorporation and Bylaws of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company; and

(iv) An opinion from Pillsbury Winthrop Shaw Pittman LLP, the Company’s counsel, dated as of the Closing Date, in form and substance provided to the Investor as of the date hereof.

(b) At the Closing, subject to the terms and conditions hereof, each Investor will deliver, or cause to be delivered to the Company:

(i) A Registration Rights Agreement, duly executed by such Investor; and

(ii) An Investor Questionnaire.

4. Representations and Warranties of the Company. References in this Agreement to the “Company” refer to Invitae Corporation and its wholly owned subsidiaries, except as otherwise indicated herein or as the context otherwise requires. The Company hereby represents and warrants to the Investors that, except (i) as contemplated by the Transaction Documents, (ii) as set forth in Schedule 4 hereto (the “Disclosure Schedule”) or (iii) as described in the Company’s filings with the SEC pursuant to the 1934 Act (the “SEC Filings”) (excluding any disclosures set forth under the headings “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer, or disclosures in any other statements that are similarly cautionary or predictive in nature; it being understood that any factual information contained within such headings, disclosure or statements shall not be excluded), which qualify these representations and warranties in their entirety, as follows.

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4.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease its properties. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect. The subsidiaries listed in Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 or otherwise described in the SEC Filings are the only subsidiaries of the Company and each is wholly-owned by the Company. Each of the Company’s subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as now conducted and to own or lease its properties. Each of the Company’s subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect. All of the issued and outstanding capital stock of the Company’s subsidiaries has been duly authorized and validly issued, is fully paid and nonassessable and is owned by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim.

4.2 Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, directors and stockholders is necessary for, (i) the authorization, execution and delivery of the Transaction Documents, the Commitment Letter and the Merger Agreement, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, including the consummation of the transactions contemplated hereby and thereby (other than the stockholder approvals contemplated by the Merger Agreement), and (iii) the authorization, issuance and delivery of the Shares. The Transaction Documents, the Commitment Letter and the Merger Agreement constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3 Capitalization. The Company is authorized under its Certificate of Incorporation to issue 400,000,000 shares of Common Stock and 20,000,000 shares of preferred stock. The Company’s disclosure of its issued and outstanding capital stock in its most recent SEC Filing containing such disclosure was accurate in all material respects as of the date indicated in such SEC Filing. All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid and nonassessable; none of such shares were issued in violation of any pre-emptive rights; and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. No Person is entitled to pre-emptive or similar statutory or contractual rights with respect to the issuance by the Company of any securities of the Company, including, without limitation, the Shares. There are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind, except as contemplated by (a) this Agreement, (b) the Merger Agreement and (c) the Commitment Letter. Except for the Registration Rights Agreement and the registration rights agreements disclosed in the SEC Filings, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. Except as provided in the Registration Rights Agreement and the registration rights agreements disclosed in the SEC Filings, no Person has the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person.

The issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any other Person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

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The Company does not have outstanding stockholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

4.4 Valid Issuance. The Shares have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

4.5 Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Shares require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (a) filings that have been made pursuant to applicable state securities laws, (b) post-sale filings pursuant to applicable state and federal securities laws, (c) filings pursuant to the rules and regulations of NYSE, (d) filing of the registration statement required to be filed by the Registration Rights Agreement, (e) stockholder approvals to be obtained as contemplated by the Merger Agreement, and (f) the filing of a Current Report on Form 8-K as contemplated hereby, each of which the Company has filed or undertakes to file or obtain within the applicable time. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, the Company has taken all action necessary to exempt (i) the issuance and sale of the Shares and (ii) the other transactions contemplated by the Transaction Documents from the provisions of any stockholder rights plan or other “poison pill” arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties is subject that is or could reasonably be expected to become applicable to the Investors as a result of the transactions contemplated hereby, including without limitation, the issuance of the Shares and the ownership, disposition or voting of the Shares by the Investors or the exercise of any right granted to the Investors pursuant to this Agreement or the other Transaction Documents.

4.6 No Material Adverse Change. Since March 31, 2020, except as described in the SEC Filings, there has not been:

(i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, except for changes in the ordinary course of business which have not had and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii) any declaration or payment by the Company of any dividend, or any authorization or payment by the Company of any distribution, on any of the capital stock of the Company, or any redemption or repurchase by the Company of any securities of the Company;

(iii) any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company;

(iv) any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;

(v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted);

(vi) any change or amendment to the Company’s Restated Certificate of Incorporation or Amended and Restated Bylaws, or material change to any material contract or arrangement by which the Company is bound or to which any of its assets or properties is subject;

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(vii) any material labor difficulties or, to the Company’s Knowledge, labor union organizing activities with respect to employees of the Company;

(viii) any material transaction entered into by the Company other than in the ordinary course of business;

(ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company; or

(x) any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

4.7 SEC Filings. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material). At the time of filing thereof, such filings complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC thereunder and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.8 No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Shares in accordance with the provisions thereof will not, except for such violations, conflicts or defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under, the Company’s Restated Certificate of Incorporation or the Company’s Amended and Restated Bylaws, both as in effect on the date hereof (true and complete copies of which have been made available to the Investors through the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR system”)), or (b) assuming the accuracy of the representations and warranties in Section 5, any applicable statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or its subsidiaries, or any of their assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or its subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract.

4.9 Tax Matters. The Company and its subsidiaries have timely prepared and filed all tax returns required to have been filed by them with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by them. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company nor, to the Company’s Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company. All taxes and other assessments and levies that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens or claims pending or, to the Company’s Knowledge, threatened against the Company or any of its assets or property. There are no outstanding tax sharing agreements or other such arrangements between the Company and any other corporation or entity.

4.10 Title to Properties. The Company and each of its subsidiaries has good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, encumbrances and defects, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and the Company and each of its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

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4.11 Certificates, Authorities and Permits. The Company possesses adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, except where failure to so possess would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. The Company has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, on the Company.

4.12 Labor Matters.

(a) The Company is not party to or bound by any collective bargaining agreements or other agreements with labor organizations. To the Company’s Knowledge, the Company has not violated in any material respect any laws, regulations, orders or contract terms affecting the collective bargaining rights of employees or labor organizations, or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

(b) No material labor dispute with the employees of the Company, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the Company’s Knowledge, is threatened or imminent.

4.13 Intellectual Property. The Company owns, possesses, licenses or has other rights to use, the patents and patent applications, copyrights, trademarks, service marks, trade names, service names and trade secrets described in the SEC Filings as necessary or material for use in connection with its business and which the failure to so have would have or reasonably be expected to result in a Material Adverse Effect (collectively, the “Company Intellectual Property”). There is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by any Person that the Company’s business as now conducted infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of another. To the Company’s Knowledge, there is no existing infringement by another Person of any of the Company Intellectual Property that would have or would reasonably be expected to have a Material Adverse Effect. The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of the Company Intellectual Property, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.14 Environmental Matters. The Company is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), has not released any hazardous substances regulated by Environmental Law onto any real property that it owns or operates, and has not received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws, which violation, release, notice, claim, or liability would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and to the Company’s Knowledge, there is no pending or threatened investigation that would reasonably be expected to lead to such a claim.

4.15 Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or its subsidiaries is or may reasonably be expected to become a party or to which any property of the Company or its subsidiaries is or may reasonably be expected to become the subject that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

4.16 Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates presented and its consolidated results of operations and cash flows for the periods presented, subject in the case of unaudited financial statements to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the

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unaudited financial statements may not contain all footnotes required by GAAP, and, in the case of quarterly financial statements, except as permitted by Form 10-Q under the 1934 Act). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

4.17 Insurance Coverage. The Company maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure.

4.18 Compliance with NYSE Continued Listing Requirements. The Company is in compliance with applicable NYSE continued listing requirements. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the Common Stock on NYSE and the Company has not received any notice of, nor to the Company’s Knowledge is there any reasonable basis for, the delisting of the Common Stock from NYSE.

4.19 Brokers and Finders. Other than the Placement Agents, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. No Investor shall have any obligation with respect to any fees, or with respect to any claims made by or on behalf of other Persons for fees, in each case of the type contemplated by this Section 4.19 that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

4.20 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Shares.

4.21 No Integrated Offering. Neither the Company nor its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares under the 1933 Act.

4.22 Private Placement. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, the offer and sale of the Shares to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act. At the time of issuance, the issuance and sale of the Shares will not contravene the rules and regulations of NYSE.

4.23 Questionable Payments. Neither the Company nor its subsidiaries nor, to the Company’s Knowledge, any of their current or former directors, officers, employees, agents or other Persons acting on behalf of the Company or its subsidiaries, has on behalf of the Company or its subsidiaries in connection with its business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets which is in violation of law; (d) made any false or fictitious entries on the books and records of the Company; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.24 Transactions with Affiliates. None of the executive officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company is presently a party to any transaction with the Company (other than as holders of equity awards, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company’s Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

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4.25 Internal Controls. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the 1934 Act), which are designed to ensure that material information relating to the Company, including its subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal controls over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting.

4.26 Disclosures. Neither the Company nor any Person acting on its behalf has provided the Investors or their agents or counsel with any information with respect to the transactions contemplated hereby that constitutes or would reasonably be expected to constitute material, non-public information concerning the Company or its subsidiaries, other than with respect to the transactions contemplated hereby and as described on the Disclosure Schedule, which will be disclosed in the Press Release (as defined below). The SEC Filings and the slide presentation presented to the Investors by the Company in connection with the offer and sale of the Shares, when considered together, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

4.27 Required Filings. Except for the transactions contemplated by this Agreement, including the acquisition of the Shares contemplated hereby, no event or circumstance has occurred or information exists with respect to the Company or its business, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed (assuming for this purpose that the SEC Filings are being incorporated by reference into an effective registration statement filed by the Company under the 1933 Act).

4.28 Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.29 Manipulation of Price. The Company has not, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares.

4.30 Anti-Bribery and Anti-Money Laundering Laws. Each of the Company, its subsidiaries and any of their respective officers, directors, supervisors, managers, agents, or employees, are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (B) anti-money laundering laws, including but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

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4.31 Compliance. The Company is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any judgment, decree or order of any court, arbitrator or governmental body specifically naming the Company or (iii) in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not have or reasonably be expected to result in a Material Adverse Effect.

4.32 No Bad Actors. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person, except (i) for a Disqualification Event as to which Rule 506(d)(2)(ii—iv) or (d)(3) is applicable and (ii) no such representation is made with respect to the Placement Agents, or any of their respective general partners, managing members, directors, executive officers or other officers.

4.33 Sufficient Proceeds. The cash proceeds to be received by the Company upon the closing of the transactions contemplated by the Commitment Letter, when taken together with (i) the net cash proceeds to be received by the Company pursuant to the terms hereof and (ii) the cash currently reflected on the Company’s most recent balance sheet, are sufficient to satisfy the cash component of the total consideration required to be paid by the Company to the stockholders of Archer pursuant to the terms of the Merger Agreement.

4.34 Merger Agreement. The Company has no reason to believe that the representations and warranties of Archer contained in the Merger Agreement are untrue in any material respect.

5. Representations and Warranties of the Investors

Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

5.1 Organization and Existence. Such Investor is a validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Shares pursuant to this Agreement.

5.2 Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding and irrevocable obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

5.3 Purchase Entirely for Own Account. The Shares to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act, without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Shares in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Shares for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

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5.4 Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5 Disclosure of Information. Such Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Shares, and has conducted and completed its own independent due diligence. Such Investor acknowledges that copies of the SEC Filings are available on the EDGAR system. Based on the information such Investor has deemed appropriate, and without reliance upon any Placement Agents, it has independently made its own analysis and decision to enter into the Transaction Documents. Such Investor is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

5.6 Restricted Securities. Such Investor understands that the Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only pursuant to exemptions from the registration requirements thereof.

5.7 Legends. It is understood that, except as provided below, certificates or book-entry positions evidencing the Shares may bear the following or any similar legend:

(a) “The securities represented hereby have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, or (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended.”

(b) If required by the authorities of any state in connection with the issuance of sale of the Shares, the legend required by such state authority.

5.8 Accredited Investor. Such Investor is an (a) “accredited investor” within the meaning of Rule 501(a) (1), (2), (3) or (7) under the 1933 Act and (b) an “Institutional Account” as defined in FINRA Rule 4512(c). Such Investor has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Exhibit C (the “Investor Questionnaire”), which such Investor represents and warrants is true, correct and complete. Such Investor is a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Shares.

5.9 Placement Agents. Such Investor hereby acknowledges and agrees that (a) each of the Placement Agents is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Documents and is not acting as an underwriter or in any other capacity in connection therewith and is not and shall not be construed as a fiduciary for such Investor, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Documents, (b) no Placement Agent has made or will make any representation or warranty, whether express or implied, of any kind or character, to such Investor or has provided any advice or recommendation to such Investor in connection with the execution, delivery and performance of the Transaction Documents, (c) no Placement Agent will have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or

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enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, and (d) no Placement Agent will have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company or any other person or entity), whether in contract, tort or otherwise, to such Investor, or to any person claiming through it, in respect of the execution, delivery and performance of the Transaction Documents.

5.10 No General Solicitation. Such Investor did not learn of the investment in the Shares as a result of any general solicitation or general advertising.

5.11 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.12 Short Sales and Confidentiality. Other than consummating the transactions contemplated hereunder, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company or of any other entity on the basis of confidential information provided by the Company or a Placement Agent to such Investor transaction (including the existence and terms of this transaction and other non-public information), (the “Confidential Information”) during the period commencing as of the time that such Investor was first contacted by the Company, a Placement Agent or any other Person regarding the transactions contemplated hereby and ending immediately prior to the date hereof. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Agreement. Subject to Section 9.7, other than to other Persons party to this Agreement and to such Investor’s legal counsel, such Investor has maintained and will continue to maintain the confidentiality of the Confidential Information, and such Investor agrees that it will not use any Confidential Information in violation of applicable securities laws.

5.13 No Government Recommendation or Approval. Such Investor understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Shares.

5.14 No Intent to Effect a Change of Control. Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

5.15 No Rule 506 Disqualifying Activities. Such Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506 (d)(1) of the 1933 Act.

5.16 Residency. Such Investor’s office in which its investment decision with respect to the Shares was made is located at the address immediately below such Investor’s name on its signature page hereto.

5.17 No Conflicts. The execution, delivery and performance by such Investor of the Transaction Documents and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.

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6. Conditions to Closing.

6.1 Mutual Conditions. The obligation of each Investor to purchase Shares at the Closing and the obligation of the Company to sell and issue the Shares at the Closing is subject to the fulfillment, on or prior to the Closing Date, of the following conditions (any of which may be waived by a party (as to itself only) to the extent permitted by applicable law):

(a) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(b) No stop order or suspension of trading shall have been imposed by NYSE, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

(c) The closing of the Merger shall be or has been consummated substantially concurrently with the Closing.

6.2 Conditions to the Investors’ Obligations. The obligation of each Investor to purchase Shares at the Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a) The representations and warranties made by the Company in Section 4 hereof shall be true and correct in all material respects as of the date hereof and as of the Closing Date, except where the failure of the representations and warranties to be so true and correct, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(c) The Company shall have filed with NYSE a Supplemental Listing Application for the listing of the Shares, and NYSE shall have raised no objection to the consummation of the transactions contemplated by the Transaction Documents.

6.3 Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Shares at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) The representations and warranties made by the Investors in Section 5 hereof shall be true and correct as of the date hereof and on the Closing Date with the same force and effect as if they had been made on and as of said date.

(b) The Investors shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the Closing Date.

(c) Any Investor purchasing Shares at the Closing shall have paid in full its purchase price to the Company.

6.4 Termination of Obligations to Effect Closing; Effects.

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(a) The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and Investors that agreed to purchase a majority of the Shares to be issued and sold pursuant to this Agreement;

(ii) By the Company if any of the conditions set forth in Section 6.3 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(iii) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Investor;

(iv) Upon the termination of the Merger Agreement in accordance with its terms;

(v) By either the Company or any Investor (with respect to itself only) if the Closing has not occurred on or prior to the Outside Date (as defined in the Merger Agreement and as may be extended as described therein); or

(vi) By either the Company or any Investor (with respect to itself only) if the condition set forth in Section 6.1(a) or Section 6.1(b) shall have become incapable of fulfillment, and shall not have been waived by the Company and the Investor;

provided, however, that, except in the case of clauses (ii) or (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

(b) In the event of termination by the Company or any Investor of its obligations to effect the Closing pursuant to this Section 6.4, written notice thereof shall be given to the other Investors by the Company and the other Investors shall have the right to terminate their obligations to effect the Closing upon written notice to the Company and the other Investors. Nothing in this Section 6.4 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

7. Covenants and Agreements of the Company

7.1 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Documents.

7.2 NYSE Listing. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Stock on NYSE and, in accordance therewith, will use commercially reasonable efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

7.3 Termination of Covenants. The provisions of Sections 7.1 and 7.2 shall terminate and be of no further force and effect on the date on which the Company’s obligations under the Registration Rights Agreement to register or maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the Registration Rights Agreement) shall terminate.

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7.4 Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor, the Company shall cause the transfer agent for the Common Stock (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends, provided that the Company has received from the Investor customary representations and other documentation reasonably acceptable to the Company in connection therewith. Subject to receipt from the Investor by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, upon the earliest of such time as the Shares (i) have been sold or transferred pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision (such earliest date, the “Effective Date”), the Company shall (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares, and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 7.4, it will, within three Trading Days of the delivery by an Investor to the Company or the Transfer Agent of a certificate representing shares issued with a restrictive legend and receipt from the Investor by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, deliver or cause to be delivered to such Investor a certificate representing such Shares that is free from all restrictive and other legends. Shares subject to legend removal hereunder may be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with The Depository Trust Company (“DTC”) as directed by such Investor. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

(b) Each Investor, severally and not jointly with the other Investors, agrees with the Company (i) that such Investor will sell any Shares pursuant to either the registration requirements of the 1933 Act, including any applicable prospectus delivery requirements, or an exemption therefrom, (ii) that if Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein and (iii) that if, after the effective date of the registration statement covering the resale of the Shares, such registration statement is not then effective and the Company has provided notice to such Investor to that effect, such Investor will sell Shares only in compliance with an exemption from the registration requirements of the 1933 Act.

7.5 Subsequent Equity Sales.

(a) From the date hereof until sixty (60) days after the Closing Date, without the consent of the Required Investors, the Company shall not (A) issue shares of Common Stock or Common Stock Equivalents or (B) file with the SEC a registration statement under the 1933 Act relating to any shares of Common Stock or Common Stock Equivalents, except pursuant to the terms of agreements to which the Company is currently a party or as described in the Disclosure Schedule. Notwithstanding the foregoing, the provisions of this Section 7.5(a) shall not apply to (i) the issuance of the Shares hereunder, (ii) the issuance of Common Stock or Common Stock Equivalents upon the conversion or exercise of any securities of the Company outstanding or issuable on the date hereof or outstanding or issuable pursuant to clause (iii) or (vii) below, (iii) the issuance of any Common Stock or Common Stock Equivalents pursuant to any Company stock-based compensation plans, (iv) the filing of a registration statement on Form S-8 under the 1933 Act to register the offer and sale of securities under any employee benefit or equity incentive plans of the Company, (v) the issuance of Common Stock pursuant to the Sales Agreement, dated August 9, 2018, between the Company and Cowen and Company, LLC, as amended, at a price per share at or above $30.00 (the “Threshold Price Restriction”), subject to any adjustment for any Stock Event; provided, however, that the Threshold Price Restriction shall no longer apply to this clause (v) after the Shares have been registered for resale pursuant to the Registration Rights Agreement, (vi) the filing of a registration statement on Form S-3 under the 1933 Act to register the offer and sale of securities pursuant to the registration rights agreements disclosed in the SEC Filings or (vii) the issuance of any Common Stock or Common Stock Equivalents in connection with a transaction described or as otherwise disclosed in the Disclosure Schedule.

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(b) The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the 1933 Act of the sale of the Shares to the Investors, or that will be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any trading market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

7.6 Short Sales and Confidentiality After the Date Hereof. Each Investor covenants that neither it nor any Affiliates acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced or (ii) this Agreement is terminated in full. Each Investor covenants that until such time as the transactions contemplated by this Agreement are initially publicly disclosed by the Company as provided in Section 9.7, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Each Investor understands and acknowledges that the staff of the SEC currently takes the position that coverage of Short Sales of shares of the Common Stock “against the box” prior to effectiveness of a resale registration statement with securities included in such registration statement would be a violation of Section 5 of the 1933 Act, as set forth in Item 239.10 of the Securities Act Rules Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

8. Survival and Indemnification.

8.1 Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for the applicable statute of limitations.

8.2 Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents, from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (collectively, “Losses”) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Person’s fraud or willful misconduct.

8.3 Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation or that includes any admission as to fault, culpability or failure to act on the part of such indemnified party. No indemnified party will, except with the consent of the indemnifying party, consent to entry of any judgment or enter into any settlement.

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9. Miscellaneous.

9.1 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or each of the Investors, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Shares in a transaction complying with applicable securities laws without the prior written consent of the Company or the other Investors, provided such assignee agrees in writing to be bound by the provisions hereof that apply to Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Shares” shall be deemed to refer to the securities received by the Investors in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2 Counterparts; Faxes; E-mail. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile or e-mail, which shall be deemed an original.

9.3 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by facsimile or e-mail, then such notice shall be deemed given upon receipt of confirmation of complete facsimile transmittal or confirmation of receipt of an e-mail transmission, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Company:

Invitae Corporation

1400 16th Street

San Francisco, California 94103

Attention: General Counsel

email:

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300

San Diego, California 92130

Attention: Mike Hird

Fax: (858) 509-4010

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If to the Investors:

To the addresses set forth on the signature pages hereto.

9.5 Expenses. Except as set forth elsewhere in the Transaction Documents, the parties hereto shall pay their own costs and expenses in connection herewith regardless of whether the transactions contemplated hereby are consummated; it being understood that each of the Company and each Investor has relied on the advice of its own respective counsel.

9.6 Amendments and Waivers. Prior to Closing, no amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by a duly authorized representative of such party and consented to in writing by the Company and the Required Investors. Following the Closing, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Investors. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. Any amendment or waiver effected in accordance with this paragraph shall be binding upon (i) prior to Closing, each Investor that signed such amendment or waiver and (ii) following the Closing, each holder of any Shares purchased under this Agreement at the time outstanding, and in each case, each future holder of all such Shares and the Company.

9.7 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Investors without the prior consent of the Company (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Investors shall allow the Company reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, each Investor may identify the Company and the value of such Investor’s security holdings in the Company in accordance with applicable investment reporting and disclosure regulations without prior notice to or consent from the Company. The Company shall not include the name of any Investor in any press release or public announcement (which, for the avoidance of doubt, shall not include any SEC Filing) without the prior written consent of such Investor. By 8:30 a.m. (New York City time) on the Business Day immediately following the date this Agreement is executed, the Company shall issue one or more press releases (each, a “Press Release”) disclosing all material terms of transactions contemplated by this Agreement and described in paragraphs 1 and 2 of the Disclosure Schedule. No later than 5:30 p.m. (New York City time) on the fourth Business Day following the date this Agreement is executed, the Company will file a Current Report on Form 8-K (the “8-K Filing”) attaching the press releases described in the foregoing sentence as well as copies of the Transaction Documents. In addition, the Company will make such other filings and notices in the manner and time required by the SEC or NYSE. The Company shall not, and shall cause each of its officers, directors, employees and agents, not to, provide any Investor with any such material, nonpublic information regarding the Company from and after the filing of the Press Release without the express prior written consent of such Investor.

9.8 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

9.9 Benefit of the Agreement. Each of the Placement Agents is an intended third party beneficiary of the representations and warranties of each Investor set forth in Section 5 of this Agreement.

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9.10 Entire Agreement. This Agreement, including the signature pages, Exhibits, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

9.11 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

9.12 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

9.13 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Shares pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Shares or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:	INVITAE CORPORATION

	By:	/s/ Shelly D. Guyer
Name: Shelly D. Guyer
Title: Chief Financial Officer

INVESTOR:

667, L.P.

By: BAKER BROS. ADVISORS LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

By:	/s/ Scott L. Lessing
Scott L. Lessing
President

BAKER BROTHERS LIFE SCIENCES, L.P.

By: BAKER BROS. ADVISORS LP, management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

By:	/s/ Scott L. Lessing
Scott L. Lessing
President

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Perceptive Life Sciences Master Fund, Ltd

By:	By:

/s/ James H. Mannix
By: James H. Mannix	By:
Name/Title: COO	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: PERCEPTIVE CREDIT HOLDINGS III, LP

By:	By:

/s/ Sam Chawla	/s/ James Mannix
By: Perceptive Credit Opportunities GP, LLC	By: Perceptive Credit Opportunities GP, LLC
Name/Title: Sam Chawla / Portfolio Manager	Name/Title: James Mannix / Chief Operating Officer

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: CASDIN PARTNERS MASTER FUND, L.P.	By:

/s/ Eli Casdin
By: Casdin Partners GP, LLC, its General Partner	By:
Name/Title: Eli Casdin, Managing Partner	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Redmile Capital Offshore Fund (ERISA), Ltd.

By: Redmile Group, LLC, investment manager	By:

/s/ Joshua Garcia
By: Josh Garcia	By:
Name/Title: CFO	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Redmile Capital Offshore Master Fund, Ltd.

By: Redmile Group, LLC, investment manager	By:

/s/ Joshua Garcia
By: Josh Garcia	By:
Name/Title: CFO	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Redmile Capital Offshore II Master Fund, Ltd.

By: Redmile Group, LLC, investment manager	By:

/s/ Joshua Garcia
By: Josh Garcia	By:
Name/Title: CFO	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Redmile Capital Fund, LP

By: Redmile Group, LLC, investment manager	By:

/s/ Joshua Garcia
By: Josh Garcia	By:
Name/Title: CFO	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Redmile Strategic Master Fund, LP

By: Redmile Group, LLC, investment manager	By:

/s/ Joshua Garcia
By: Josh Garcia	By:
Name/Title: CFO	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Redmile Biopharma Investments II, L.P.

By: Redmile Biopharma Investments II (GP), LLC, its general partner	By:

/s/ Joshua Garcia
By: Josh Garcia	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: REDMILE PRIVATE INVESTMENTS II, L.P.

By: Redmile Private Investments II (GP), LLC, its general partner By: Redmile Group, LLC, its managing member

By:

/s/ Joshua Garcia
By: Josh Garcia	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR: DEERFIELD PARTNERS, L.P.

By:	Deerfield Mgmt, L.P. General Partner By: J.E. Flynn Capital, LLC General Partner

/s/ David J. Clark
By: David J. Clark
Name/Title: Authorized Signatory

Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o _______________________________

Street: ____________________________

City/State/Zip: ______________________

Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FARALLON CAPITAL PARTNERS, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FARALLON CAPITAL F5 MASTER I, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By: FARALLON CAPITAL (AM) INVESTORS, L.P.	By:

/s/ Philip Dreyfuss
By: Philip Dreyfuss	By:
Name/Title: Authorized Signatory	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR: DRIEHAUS EVENT DRIVEN FUND (A Series of Driehaus Mutual Funds)

By: Driehaus Event Driven Fund (A Series of Driehaus Mutual Funds)	By:

/s/ Janet McWilliams
By: Janet McWilliams	By:
Name/Title: Chief Legal Officer	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR: DRIEHAUS LIFE SCIENCES MASTER FUND, L.P.

By: Driehaus Life Sciences Master Fund, L.P.	By:

/s/ Janet McWilliams
By: Janet McWilliams	By:
Name/Title: General Counsel of Driehaus Capital Management LLC, the Investment Adviser	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR: ROCK SPRINGS CAPITAL MASTER FUND LP

By: Rock Springs General Partner LLC, its general partner

By:	By:

/s/ Kris Jenner
By: Kris Jenner	By:
Name/Title: Member	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR: FOUR PINES MASTER FUND LP

By: Four Pines General Partner LLC, its general partner

By:	By:

/s/ Kris Jenner
By: Kris Jenner	By:
Name/Title: Member	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By:	By:

/s/ Paul B. Manning
By: Paul B. Manning	By:
Name/Title:	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR: Soleus Capital Master Fund, L.P.

By: Soleus Capital, LLC, as general partner	By:

/s/ Steven Musumeci
By:	By:
Name/Title: Steven Musumeci / COO	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

INVESTOR:

By:	By:

/s/ Randal Scott
By:	By:
Name/Title: Randal Scott	Name/Title:

Address for Notice:

__________________________________

__________________________________

__________________________________

Telephone No.: _______________________

Facsimile No.: ________________________

E-mail Address: ________________________

Attention: _______________________

Delivery Instructions: (if different than above) c/o _______________________________ Street: ____________________________ City/State/Zip: ______________________ Attention: __________________________

Telephone No.: ____________________________

EXHIBIT A

Schedule of Investors

Investor Name	Number of Shares to be Purchased	Aggregate Purchase Price
BAKER BROTHERS LIFE SCIENCES, L.P	3,510,060	$59,144,511.00
667, L.P.	288,160	4,855,496.00
PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.	2,967,359	49,999,999.15
PERCEPTIVE CREDIT HOLDINGS III, LP	296,736	5,000,001.60
CASDIN PARTNERS MASTER FUND, L.P.	3,264,095	55,000,000.75
REDMILE CAPITAL OFFSHORE FUND (ERISA), LTD.	66,700	1,123,895.00
REDMILE CAPITAL OFFSHORE MASTER FUND, LTD.	1,244,487	20,969,605.95
REDMILE CAPITAL OFFSHORE II MASTER FUND, LTD.	260,400	4,387,740.00
REDMILE CAPITAL FUND, LP	512,200	8,630,570.00
REDMILE STRATEGIC MASTER FUND, LP	290,100	4,888,185.00
REDMILE BIOPHARMA INVESTMENTS II, L.P.	624,629	10,524,998.65
REDMILE PRIVATE INVESTMENTS II, L.P.	265,579	4,475,006.15
DEERFIELD PARTNERS, L.P.	890,208	15,000,004.80
FARALLON CAPITAL PARTNERS, L.P.	75,668	1,275,005.80
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.	183,976	3,099,995.60
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.	38,576	650,005.60
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.	16,320	274,992.00
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.	23,739	400,002.15
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.	216,617	3,649,996.45
FARALLON CAPITAL F5 MASTER I, L.P.	28,190	475,001.50
FARALLON CAPITAL (AM) INVESTORS, L.P.	10,386	175,004.10
DRIEHAUS EVENT DRIVEN FUND (A SERIES OF DRIEHAUS MUTUAL FUNDS)	148,368	2,500,000.80
DRIEHAUS LIFE SCIENCES MASTER FUND, L.P.	148,368	2,500,000.80
ROCK SPRINGS CAPITAL MASTER FUND LP	287,834	4,850,002.90
FOUR PINES MASTER FUND LP	8,902	149,998.70
PAUL B. MANNING	296,736	5,000,001.60
SOLEUS CAPITAL MASTER FUND, L.P.	296,736	5,000,001.60
RANDAL SCOTT	59,347	999,996.95
TOTAL	16,302,476	$275,000,020.60

Exhibit 10.2

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of                 , 2020 by and among Invitae Corporation, a Delaware corporation (the “Company”), and the “Investors” named in that certain Securities Purchase Agreement by and among the Company and the Investors, dated as of June 21, 2020 (the “Purchase Agreement”). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement unless otherwise defined herein.

The parties hereby agree as follows:

1. Certain Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Investors” means the Investors identified in the Purchase Agreement and any Affiliate or permitted transferee of any Investor who is a subsequent holder of Registrable Securities.

“Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (i) the Shares and (ii) any other securities issued or issuable with respect to or in exchange for the Shares, now owned or hereafter acquired by any of the Investors; whether by merger, charter amendment or otherwise; provided, that a security shall cease to be a Registrable Security upon (A) sale pursuant to a Registration Statement or Rule 144 under the 1933 Act, or (B) such security becoming eligible for sale without restriction by the Investors pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the 1933 Act.

“Registration Statement” means any registration statement of the Company under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement other than a registration statement on Form S-4 or S-8 or any successor forms thereto.

“Required Investors” means the Investors holding a majority of the Registrable Securities outstanding from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

2. Registration.

(a) Registration Statements. Promptly following the Closing Date but no later than sixty (60) days after the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC one or more Registration Statements covering the resale of all of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. Any Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance with the 1933 Act and the 1934 Act). Subject to any SEC comments, any Registration Statement shall include the plan of distribution attached hereto as Exhibit A; provided, however, that no Investor shall be named as an “underwriter” in such a Registration Statement without the Investor’s prior written consent. Such a Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of common stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. Each such Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the applicable Investors prior to its filing or other submission.

(b) Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

(c) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable. By 5:30 p.m. (Eastern time) on the second Business Day following the date on which the Registration Statement is declared effective by the SEC, the Company shall file with the SEC, in accordance with Rule 424 under the 1933 Act, the final prospectus to be used in connection with sales pursuant to such Registration Statement. The Company shall notify the applicable Investors by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after any Registration Statement is declared effective and shall simultaneously provide the applicable Investors with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(ii) For a total of not more than ninety (90) days (which need not be consecutive) in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (1) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Delay, it being understood by each Investor that such notification by the Company may in and of itself constitute material non-public information, (2) advise the Investors in writing to cease sales under such Registration Statement until the end of the Allowed Delay and (3) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(d) Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.

(i) If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make pro rata payments to each Investor then holding Registrable Securities, as liquidated damages and not as a penalty (the “Registration Liquidated Damages”), in an amount equal to 1% of the aggregate amount invested by such Investor for the initial day of failure to file such Registration Statement by the Filing Deadline and for each subsequent 30-day period (pro rata for any portion thereof) thereafter for which no such Registration Statement is filed with respect to the Registrable Securities. Such payments shall constitute the Investors’ exclusive monetary remedy for such events, but shall not affect the right of the Investor to seek injunctive relief. Such payments shall be made to each Investor then holding Registrable Securities in cash no later than ten (10) Business Days after the end of the date of the initial failure to file such Registration Statement by the Filing Deadline and each subsequent 30-day period, as applicable. Interest shall accrue at the rate of one percent (1%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(ii) If (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC prior to the earlier of (1) five (5) Business Days after the SEC informs the Company that no review of such Registration Statement will be made or that the SEC has no further comments on such Registration Statement or (2) the 120th day after the Closing Date (or the 150th day if the SEC reviews such Registration Statement), or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including, without limitation, by reason of a stop order or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the

2

inability of any Investor to sell the Registrable Securities covered thereby due to market conditions or (C) after the date six months following the Closing Date, and only in the event a Registration Statement is not effective or available to sell all Registrable Securities, the Company fails to file with the SEC any required reports under Section 13 or 15(d) of the 1934 Act such that it is not in compliance with Rule 144(c)(1), as a result of which the Investors who are not Affiliates of the Company are unable to sell Registrable Securities without restriction under Rule 144 (or any successor thereto) promulgated under the 1933 Act (each of (A), (B) and (C), a “Maintenance Failure”), then the Company will make pro rata payments to each Investor then holding Registrable Securities, as liquidated damages and not as a penalty (the “Effectiveness Liquidated Damages” and together with the Registration Liquidated Damages, the “Liquidated Damages”), in an amount equal to 1% of the aggregate amount invested by such Investor for the Registrable Securities then held by such Investor for the initial day of a Maintenance Failure and for each 30-day period (pro rata for any portion thereof) thereafter until the Maintenance Failure is cured (each, a “Blackout Period”). The Effectiveness Liquidated Damages shall be paid monthly within ten (10) Business Days of the end of the date of such Maintenance Failure and each subsequent 30-day period, as applicable. Such payments shall be made to each Investor then holding Registrable Securities in cash. Interest shall accrue at the rate of one percent (1%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(iii) The parties agree that (A) notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of Liquidated Damages payable to an Investor exceed, in the aggregate, three percent (3%) of the aggregate purchase price paid by such Investor pursuant to the Purchase Agreement and (B) except with respect to (1) the initial day of failure to file a Registration Statement by the Filing Deadline and (2) the initial day of any Maintenance Failure, in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1%) of the aggregate purchase price paid by the Investors pursuant to the Purchase Agreement.

(e) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act or requires any Investor to be named as an “underwriter,” the Company shall use commercially reasonable efforts to advocate before the SEC its reasonable position that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.” The Investors shall have the right to select one legal counsel to review and oversee any registration or matters pursuant to this Section 2(e), including participation in any meetings or discussions with the SEC regarding the SEC’s position and to comment on any written submission made to the SEC with respect thereto, which counsel shall be designated by the holders of a majority of the Registrable Securities. In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 2(e), the SEC does not alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor. Any cut-back imposed on the Investors pursuant to this Section 2(e) shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of such Investor as such Investor shall designate, unless the SEC Restrictions otherwise require or provide or the Investors otherwise agree. No liquidated damages shall accrue as to any Cut Back Shares until such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the “Restriction Termination Date”). From and after the Restriction Termination Date applicable to any Cut Back Shares, all of the provisions of this Section 2 (including the Company’s obligations with respect to the filing of a Registration Statement and its obligations to use commercially reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein and the liquidated damages provisions relating thereto) shall again be applicable to such Cut Back Shares; provided, however, that (i) the Filing Deadline for such Registration Statement including such Cut Back Shares shall be no earlier than twenty (20) Business Days after such Restriction Termination Date, and (ii) the date by which the Company is required to obtain effectiveness with respect to such Cut Back Shares under Section 2(c) shall be no earlier than the 100th day immediately after the Restriction Termination Date (or no earlier than the 130th day if the SEC reviews such Registration Statement).

3

3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a) use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities held by non-affiliates of the Company covered by such Registration Statement as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities covered by such Registration Statement may be sold by non-affiliates without restriction pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the 1933 Act (the “Effectiveness Period”) and advise the Investors promptly in writing when the Effectiveness Period has expired;

(b) prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c) provide copies to and permit each Investor to review each applicable Registration Statement and all amendments and supplements thereto no fewer than three (3) days prior to their filing with the SEC and to furnish reasonable comments thereon;

(d) furnish to each Investor whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Investor, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by such Registration Statement;

(e) use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest practical moment;

(f) prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investors and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g) use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(h) promptly notify the Investors, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of an Investor, disclose to such Investor any material non-public information

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regarding the Company, it being understood by each Investor that such notice may in and of itself constitute material non-public information), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Investors in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investors are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(i), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter);

(j) if requested by an Investor, the Company shall (i) as soon as practicable, incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable, make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities;

(k) within two (2) Business Days after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC; and

(l) with a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell shares of common stock to the public without registration, the Company covenants and agrees to: (i) make and keep current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Securities may be sold without restriction by the holders thereof who are not affiliates pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Registrable Securities held by non-affiliates shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the sale of any such Registrable Securities without registration.

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4. Obligations of the Investors.

(a) Each Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities, and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in such Registration Statement. An Investor shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement if such Investor elects to have any of the Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of any particular Investor or to make any Liquidated Damages payments set forth in this Agreement to such Investor that such Investor furnish to the Company the information regarding itself, the Registrable Securities and other shares of common stock of the Company held by it and the intended method of disposition of the Registrable Securities held by it (if different from the Plan of Distribution set forth on Exhibit A hereto) as shall be reasonably required to effect and maintain the registration of such Registrable Securities.

(b) Each Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c) Each Investor agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2(c)(ii) or (ii) the happening of an event pursuant to Section 3(h) hereof, such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities, until the Investor is advised by the Company that such dispositions may again be made.

(d) Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement.

5. Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless each Investor and its officers, directors, partners, members, employees and agents, and each other person, if any, who controls such Investor within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iv) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration, and will reimburse such Investor, and each such officer, director, partner, member, employee, agent and each such controlling person for any legal or other documented, out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Investor or any such controlling person in writing specifically for use in such Registration Statement, Prospectus or Blue Sky Application, (ii) the use by an Investor of an outdated or defective Prospectus after the Company has notified such Investor in writing that such Prospectus is outdated or defective or (iii) an Investor’s failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required (and not exempted) to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities.

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(b) Indemnification by the Investors. Each Investor agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders, agents and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities or expenses (including reasonable attorney fees) resulting from any untrue or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission, or alleged untrue statement or omission, is contained in any information furnished in writing by such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. Except to the extent that any such losses, claims, damages, liabilities or expenses are finally judicially determined to have resulted from an Investor’s fraud or willful misconduct, in no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 5 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (C) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. Except to the extent that any such losses, claims, damages or liabilities are finally judicially determined to have resulted from a holder of Registrable Securities’ fraud or willful misconduct, in no event shall the contribution obligation of such holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 5 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

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6. Miscellaneous.

(a) Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Required Investors. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the Required Investors.

(b) Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement.

(c) Assignments and Transfers by Investors. The provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and assigns. An Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Investor to such person, provided that such Investor complies with all laws applicable thereto, and the provisions of the Purchase Agreement, and provides written notice of assignment to the Company promptly after such assignment is effected, and such person agrees in writing to be bound by all of the provisions contained herein.

(d) Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Investors, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the common stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investors in connection with such transaction unless such securities are otherwise freely tradable by the Investors after giving effect to such transaction.

(e) Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f) Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile or e-mail, which shall be deemed an original.

(g) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

(i) Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

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(k) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:	INVITAE CORPORATION

By:
Name: Shelly D. Guyer
Title: Chief Financial Officer

INVESTOR:

By:
Name:
Title:

Exhibit 10.3

Execution Version

PERCEPTIVE CREDIT HOLDINGS III, LP

51 Astor Place, 10th Floor

New York, NY 10003

Commitment Letter

June 21, 2020

Invitae Corporation

1400 16th Street

San Francisco, CA 94103

Attn: Ms. Shelly Guyer, Chief Financial Officer

Ladies and Gentlemen:

Invitae Corporation (the “Borrower” or “you”) has advised Perceptive Credit Holdings III, LP (“Perceptive” or “we”) that the Borrower is seeking, among other things, to (i) acquire, directly or indirectly, all issued and outstanding equity interests (the “Acquisition”) of the company you have identified to us as “Apollo” (the “Target”) and (ii) obtain a commitment for financing to enable the Borrower to consummate the Acquisition (the Acquisition, the financing and the other transactions related thereto, including the payment of the Acquisition consideration and all fees, costs and the expenses related to the Acquisition, such financing and such other transactions related thereto being, collectively, the “Transactions”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed thereto in the Outline of Proposed Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”; this letter, the Term Sheet and all annexes and exhibits attached hereto and thereto, collectively, this “Commitment Letter”).

In connection with the Transactions, you have requested that Perceptive and/or one or more of its managed funds agree to structure and commit to provide a senior secured term loan facility in an aggregate principal amount of up to $200,000,000 (the “Facility”). Subject to the provisions below, the Facility may be used to finance all or a portion of the Acquisition and to pay fees, costs and expenses related to the Transactions and for other general corporate and working capital purposes of the Borrower and its subsidiaries.

1. Commitments; Roles

In connection with the Transactions, Perceptive is pleased to advise you of its commitment to provide 100% of the principal amount of the Facility upon the terms and at the times set forth in this Commitment Letter (each of Perceptive, in its capacity as a lender, and any other lender that becomes a party hereto pursuant to the proviso at the end of the next succeeding paragraph is referred to herein as a “Lender”).

It is agreed that Perceptive will act as administrative agent and collateral agent for the facility (in such capacity, the “Administrative Agent”). You agree that no other agents will be appointed and no other compensation will be paid by you or any of your Affiliates to any Lender in order to obtain its commitment to participate in the Facility unless you and Perceptive shall so agree; provided that, at any time on or prior to the date that is sixty (60) days after the date hereof, you and Perceptive may jointly appoint up to two additional committed lenders (such additional lenders, the “Additional Lenders”), it being understood that (i) the economics assumed by such Additional Lenders for the Facility will be in proportion to the economics allocated to such Additional Lender, (ii) the commitment of Perceptive, in its capacity as a Lender, hereunder shall be reduced by the amount of the commitments of each such Additional Lender (or its relevant affiliate) under the Facility, upon the execution of customary joinder documentation and (iii) no Additional Lender (nor any affiliate thereof) shall receive greater economics in respect of the Facility than that received by Perceptive.

2. Information

In connection with our commitment and agreements hereunder in respect of the Facility and the other Transactions, you will provide us with customary information concerning you and your subsidiaries, and will use commercially reasonable efforts to provide us with customary information concerning the Target and its subsidiaries and each of your and their respective assets, liabilities, businesses, operations and conditions (financial or otherwise) as we may reasonably request, subject to the limitations on your rights to request information concerning the Target and its subsidiaries, and their assets, liabilities, businesses, operations and conditions (financial or otherwise) set forth in the Acquisition Agreement (as defined in Annex 1 of the Term Sheet). Notwithstanding the foregoing, you will not be required to provide any information to the extent that the provision thereof would violate or waive any attorney-client or other privilege, constitute attorney work product, or violate or contravene any law, rule or regulation, or any obligation of confidentiality (not created in contemplation hereof) binding on you, the Target or your or its respective affiliates; provided that in the event you do not provide information in reliance on this sentence, you shall provide notice to us that such information is being withheld (but solely to the extent both feasible and permitted under applicable law, rule, regulation or confidentiality obligation, or without waiving such privilege) and you shall use commercially reasonable efforts to describe such information in a manner that is both feasible and permitted under applicable law, rule, regulation or confidentiality obligation, or without waiving such privilege.

You hereby represent and warrant (such representation and warranty with respect to Information (as defined below) regarding the Target and its subsidiaries being made to your actual knowledge) that (i) all written information concerning the Borrower and its subsidiaries, the Target and its subsidiaries and their respective assets, liabilities and businesses that has been or will be made available to Perceptive by the Borrower or any of its representatives on the Borrower’s behalf in connection with the Transactions (other than Projections (as defined below, if any are provided) and/or information of a general economic or industry-specific nature, collectively, the “Information”), when taken as a whole, does not and will not, as and when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained

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therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto) and (ii) the financial projections, estimates and other forward-looking information (collectively, the “Projections”), if any, that have been or are hereafter made available to us by you or any of your representatives on your behalf in connection with the Facility or any of the other Transactions, as and when furnished, have been or will be prepared in good faith based upon assumptions believed by you to be reasonable (it being recognized by Perceptive that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material). Notwithstanding the foregoing, the Borrower makes no representations with respect to any Information or Projections that have been prepared by or on behalf of the Target; provided that, in the course of your review of such Information and Projections, nothing has come to your attention that would lead you to believe that such Information or Projections, when taken as a whole, contain any untrue statement of material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made. You further agree that if, at any time prior to the earlier of the Closing Date or the Commitment Termination Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information or the Projections, if any, were being furnished and such representations and warranties were being made at such time, you will (or, prior to the Closing Date with respect to Information and Projections concerning the Target and its subsidiaries, you will, subject to any applicable limitations on your rights set forth in the Acquisition Agreement, use commercially reasonable efforts to) promptly supplement the Information or the Projections, as applicable, so that (to your knowledge, as it relates to the Target and its subsidiaries prior to the Closing Date) the representations and warranties in the preceding sentence remain true in all material respects. You understand we are and will be using and relying on the Information and Projections delivered on or prior to the date of your acceptance of this letter in issuing our commitment hereunder, and will be using and relying on all Information and Projections in providing the Facility, in each case, without independent verification thereof.

3. Fees

In consideration for the commitment and agreements of Perceptive hereunder, and in addition to any other fees described in the Term Sheet or the Definitive Documentation (as defined below), as applicable, you agree to pay or cause to be paid to us (or our designee) the fees set forth in the confidential fee letter dated the date hereof between you and Perceptive (the “Fee Letter”).

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4. Conditions

The commitments of the Lenders hereunder are subject to the conditions set forth in this Section 4 and in the Term Sheet under the section titled “Conditions Precedent to Funding”.

Notwithstanding anything in this Commitment Letter, the definitive loan, guaranty, security or other agreements and documentation relating to the Facility (the “Definitive Documentation”), (i) the only representations relating to the Borrower, the Target and their respective subsidiaries and businesses, the accuracy of which shall be a condition to the availability of the Facility on the Closing Date shall be (x) such of the representations made by or on behalf of the Target, its subsidiaries or their respective businesses in the Acquisition Agreement as are material to the interests of the Lenders in their capacity as such, but only to the extent that you or your applicable affiliate have the right to terminate, at your sole option your (or its) obligations under the Acquisition Agreement (the “Acquisition Agreement Representations”) and (y) the Specified Representations (as defined below), (ii) the terms of the Definitive Documentation shall not impair the availability of the Facility on the Closing Date if the conditions set forth in this Section 4 and in Annex 1 of the Term Sheet are satisfied or waived by Perceptive (it being understood that to the extent any Collateral under the Definitive Documentation (including the creation or perfection of any security interest therein) is not, or cannot be, provided and/or perfected on the Closing Date (other than, to the extent required under the Definitive Documentation, the creation and perfection of a lien on Collateral that is of the type where a lien on such Collateral may be perfected (w) by means of filing a Uniform Commercial Code financing statement, (x) by means of filing an intellectual property security agreement with the United States Patent and Trademark Office or the United States Copyright Office, or (y) by delivery of certificated securities of the Borrower and domestic subsidiaries of the Borrower that is part of the Collateral (together with a stock power or similar instrument endorsed in blank for the relevant certificate)), in each case, after your use of commercially reasonable efforts to do so, then the provision and/or perfection of such Collateral shall not constitute a condition precedent to the availability of the Facility on the Closing Date but may instead be provided within sixty (60) days thereafter (or such longer period as the Administrative Agent may agree) pursuant to arrangements to be mutually agreed upon by you and us), and (iii) the only conditions (express or implied) to the availability of the Facility on the Closing Date are those expressly set forth in Annex 1 of the Term Sheet.

For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower and its subsidiaries set forth in the Definitive Documentation relating to: organizational existence of the Obligors (as defined in the Term Sheet); organizational power and authority (as they relate to due authorization, execution, delivery and performance of the Definitive Documentation) of the Obligors to enter into the Definitive Documentation; due authorization, execution and delivery of such Definitive Documentation, and enforceability of the relevant Definitive Documentation against the Obligors; Federal Reserve margin regulations; no conflicts of the Definitive Documentation with organizational documents, material applicable law, material agreements to the extent any violation thereof would result in a material adverse effect, applicable to the Obligors; the Investment Company Act of 1940; use of proceeds not in

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violation of Office of Foreign Asset Control (OFAC), the Foreign Corrupt Practices Act (FCPA), the USA PATRIOT Act and other applicable anti-money laundering laws; solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Acquisition and related transactions (including all related Borrowings under the Facility); the creation, validity and perfection of security interests in the Collateral securing the Facility (subject to the limitations set forth in clause (ii) above); and status of the Facility as senior debt.

This Section 4 and the provisions contained herein are referred to as the “Certain Funds Provision”.

5. Indemnification; Expenses

(a) Subject to the limitations set forth in Section 5(b) below, you agree to:

(i) indemnify and hold harmless Perceptive, each of its affiliates and each of Perceptive’s and each such affiliate’s respective partners, members, directors, agents, employees, officers, advisors, trustees, other representatives or controlling persons (collectively, “Indemnified Persons”) from and against, any and all losses, claims, damages, liabilities and other reasonable costs and expenses of any kind (including reasonable and duly documented legal fees, charges, disbursements, costs and expenses of one firm of counsel for all Indemnified Parties, taken as a whole, and if necessary, of a single local counsel in each appropriate jurisdiction, which may include a single special counsel acting in multiple jurisdictions, and, in the case of an actual or reasonably perceived conflict of interest where the Indemnified Party affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, of another firm of counsel for each group of similarly affected Indemnified Parties in each relevant jurisdiction) to which such Indemnified Person may become subject or that may be incurred or asserted or awarded against such Indemnified Person, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation, claim or proceeding) the Transactions (including in respect of the Facility or the Acquisition), the Definitive Documentation and the use of proceeds of the Facility (whether or not such investigation, litigation, claim or proceeding is brought by you, the Target or any of your or the Target’s equity holders, subsidiaries, affiliates or creditors or any Indemnified Person, and whether or not any Indemnified Person is otherwise a party thereto and whether or not any of the Transactions are consummated); and

(ii) reimburse each Indemnified Person for all reasonable and documented out-of-pocket expenses (including all reasonable and duly documented fees, time charges, disbursement, costs and expenses of one firm of counsel for all Indemnified Parties, taken as a whole, and if necessary, of a single local counsel in each appropriate jurisdiction, which may include a single special counsel acting in multiple jurisdictions, and, in the case of an actual or reasonably perceived conflict of interest where the Indemnified Party affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, of another firm of counsel for each group of similarly affected Indemnified Parties in each relevant jurisdiction), in each case, promptly following

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written demand of such Indemnified Person; provided that, so long as the Closing Date or Commitment Termination Date, as applicable, occurs on or prior to December 31, 2020, the Borrower shall not be liable for more than $350,000 incurred in respect of all such legal expenses incurred by the Indemnified Parties prior to the Closing Date or Commitment Termination Date, as applicable, unless expressly approved by the Borrower in writing.

(b) Notwithstanding anything to the contrary in this letter, you will not have to indemnify or reimburse any Indemnified Person to the extent that any such loss, claim, damage, liability or related cost or expense arise from (x) the gross negligence, bad faith or willful misconduct of such Indemnified Person or any person acting on its behalf, in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction, (y) such Indemnified Person’s or any person’s acting on its behalf material breach of this Commitment Letter and/or the Definitive Documentation, in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction, or (z) any dispute arising out of or in connection with any claim, litigation, loss, investigation or proceeding that is brought by an Indemnified Person against another Indemnified Person not arising from any action or omission by you, the Target or any of your or their respective subsidiaries or affiliates. You shall not be liable for any settlement of any investigation, litigation, claim or proceeding effected by any Indemnified Person without your consent (which consent shall not be unreasonably withheld, conditioned or delayed) or any other loss, claim, damage, liability, cost and/or expense incurred in connection with such settlement, but if any such investigation, litigation, claim or proceeding is settled with your written consent, or if there is a final non-appealable judgment of a court of competent jurisdiction in any such investigation, litigation, claim or proceeding, you agree to indemnify and hold harmless such Indemnified Person in the manner set forth in this Section 5.

(c) You also agree that no Indemnified Person will have any liability to you (whether direct or indirect, in contract, equity, tort or otherwise) or any other person or entity asserting claims on behalf of or in right of you in connection with or as a result of the Commitment Letter or any of the Transactions except, in the case of any such liability to you, to the extent that (and only for so long as) any losses, claims, damages, liabilities or expenses incurred by you have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the bad faith actions, gross negligence or willful misconduct of such Indemnified Person or any person acting on its behalf (or any of its controlling persons or subsidiaries of controlling persons) in performing its obligations hereunder or a material breach of its material agreements set forth in this Commitment Letter; provided that in no event will any Indemnified Person, you or any of your or their respective subsidiaries or affiliates or the respective directors, officers, employees, agents, advisors or other representatives of any of the foregoing have any liability for any indirect, special, consequential or punitive damages (as opposed to direct or actual damages), including, without limitation, any loss of profits, business or anticipated savings in connection with or as a result of this Commitment Letter or any of the Transactions.

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6. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that Perceptive and its affiliates are engaged in securities trading and investment activities and may from time to time hold positions in loans or securities, options on loans or securities, or other financial instruments of you, the Target, your or the Target’s respective subsidiaries and affiliates, and of other persons or entities with which you or the Target or their respective subsidiaries or affiliates may have commercial or other relationships. With respect to any such loans, securities, options and/or financial instruments so held by Perceptive (or an affiliate), all rights in respect thereof, including any voting rights, will be exercised by the holder of the rights in its sole discretion. However, neither Perceptive nor any of its affiliates will use any confidential information obtained from you or your affiliates or from the Target and its affiliates or on your or their behalf by virtue of the Transactions in connection with any commercial activities of Perceptive (or any such affiliate) with respect to other persons or entities and neither Perceptive nor any of its affiliates will furnish any such information to any other person or entity with which it is engaged in commercial activities. You also acknowledge that neither Perceptive nor any of its affiliates have any obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained from other persons or entities.

You further acknowledge and agree that (i) no fiduciary, advisory or agency relationship between you and Perceptive is intended to be or has been created in respect of any of the Transactions (or any other transactions contemplated in connection herewith or therewith), irrespective of whether Perceptive has advised or is advising you on other matters, (ii) Perceptive, on the one hand, and you, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty to you or any of your affiliates on the part of Perceptive, (iii) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions associated with this Commitment Letter and the Transactions, (iv) you have been advised that Perceptive is engaged in a broad range of commercial activities that may involve interests that differ from your interests and that Perceptive has no obligation to disclose such interests or commercial activities to you, (v) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (vi) Perceptive has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you or any of your affiliates, (vii) Perceptive has no obligation to you or any of your affiliates with respect to the Transactions (or any other transactions contemplated in connection herewith or therewith), except those obligations expressly set forth herein or in any other express writing executed and delivered by Perceptive to you or any such affiliate and (viii) you waive, to the fullest extent permitted by law, any claims you may have against Perceptive and its affiliates for breach of fiduciary or alleged breach of fiduciary duty arising solely by virtue of its obligations under this Commitment Letter with respect to the Transactions and agree that neither Perceptive nor any of its affiliates, in such capacity, have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person or entity asserting any such fiduciary duty claim on your behalf, including any

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of your equity holders, officers, directors, employees or creditors. Additionally, you acknowledge that Perceptive may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates the Information and Projections (provided that such persons agree to hold the same in confidence, to the extent we are required to hold the same in confidence hereunder) and such affiliates will be entitled to the benefits afforded to, and subject to the obligations, of Perceptive hereunder.

7. Confidentiality

This Commitment Letter is delivered to you on the understanding that neither it nor the Fee Letter, nor any of their respective terms, content or substance, or any written communications provided by, or oral discussions in connection with the Transactions, shall be disclosed by you, directly or indirectly, or circulated or referred to publicly to any other person or entity except: (i) to your subsidiaries, and to your and their officers, directors, employees, affiliates, members, partners, equity holders, attorneys, accountants, agents and advisors and, on a confidential basis, those of the Target and its subsidiaries; provided that you may not make any disclosure regarding or with respect to the Fee Letter, other than (x) to your subsidiaries, and to your and their officers, directors, employees, affiliates, members, partners, equity holders, attorneys, accountants, agents and advisors on a need to know basis and who have been advised by you of the confidential nature of such information and either are subject to customary confidentiality obligations of employment or professional practice or have agreed to treat such information confidentially in accordance with provisions substantially similar to this paragraph, (y) inclusion of the aggregate fee amounts in the Projections, pro forma information or a generic disclosure of aggregate sources and uses related to the Transactions (including, without limitation, in connection with the PIPE transaction) or (z) to the extent required in any public or regulatory filing relating to the Transactions, and, except as provided above, all information with respect to any such fees shall be redacted in a manner reasonably satisfactory to Perceptive unless Perceptive otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in any legal, judicial or administrative proceeding or other compulsory process or as otherwise required by law, rule or regulation or as requested by a government authority (in which case you agree, to the extent permitted by law, to inform us promptly in advance thereof), (iii) in connection with the exercise of remedies relating to this Commitment Letter, the Fee Letter or the enforcement of rights hereunder, (iv) the existence of the commitments under this Commitment Letter, the existence of the Fee Letter and the existence and contents of the Term Sheet (but not the fees therein or in the Fee Letter, other than the existence thereof and the aggregate amount of the fees payable thereunder in the Projections, pro forma information and a generic disclosure of aggregate sources and uses in disclosures) may be disclosed pursuant to any public filing requirement, (v) to the extent this Commitment Letter, the Fee Letter or the contents hereof or thereof become publicly available other than by reason of disclosure by you in breach of this Commitment Letter, (vi) the Term Sheet may be disclosed to potential transferees or assignees, from time to time, to the extent permitted pursuant to the Definitive Documentation, and (vii) if Perceptive consents to such proposed disclosure (which consent shall not be unreasonably withheld, conditioned or delayed). The confidentiality provisions set forth in this paragraph (other than as they relate to the fees set forth in the Fee Letter or in the Term Sheet, subject to the terms of this Commitment Letter with respect to disclosure of such fees) shall cease to apply on the second anniversary of the date hereof.

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Perceptive shall use all confidential information received by it in connection with the Transactions and any related transactions (including any information obtained by Perceptive based on a review of any books and records relating to the Borrower, the Target or any of their respective subsidiaries or affiliates) solely for purposes of fulfilling its commitment and agreements contemplated pursuant to this Commitment Letter and shall treat as confidential all such information and the terms and contents of this Commitment Letter and the Definitive Documentation and shall not publish, disclose or otherwise divulge such information; provided that nothing herein shall prevent Perceptive from disclosing any such information (i) to any prospective transferees or assigns as may be permitted pursuant to the Definitive Documentation, (ii) in connection with any legal, judicial, administrative proceeding or other compulsory process or as required by applicable law or regulations (in which case we shall promptly notify you, in advance, to the extent permitted by law), (iii) upon the request or demand of any regulatory authority having jurisdiction over us or any of our affiliates (in which case we shall promptly notify you, in advance, to the extent permitted by law), (iv) to our employees, legal counsel, auditors, professionals and other experts, advisors or agents (collectively “Representatives”) who are informed of the confidential nature of such information and are bound by a duty of confidentiality or have agreed to keep information of this kind confidential on substantially the terms set forth in this paragraph or as otherwise reasonably acceptable to you, (v) to any of our affiliates (provided that any such affiliate is advised of its obligation to retain such information as confidential) solely in connection with the Transactions, (vi) to the extent any such information becomes publicly available other than by reason of disclosure by us or any of our affiliates or Representatives in breach of this Commitment Letter, (vii) in connection with the exercise of remedies relating to this Commitment Letter or the enforcement of rights hereunder, (viii) to any other party hereto, (ix) with your consent, and (x) to the extent that such information is or was received by us from a third party that is not, to our knowledge, subject to confidentiality obligations from you and did not acquire such information as a result of a breach of this paragraph.

8. Exclusivity.

From the date of this Commitment Letter until December 31, 2020 (such period, the “Exclusivity Period”), you will not (and you will not permit any of your subsidiaries or controlled affiliates or any of your or their officers, directors, employees, counsel, accountants or auditors or other professionals, experts, advisors or agents), directly or indirectly: (i) to solicit, initiate, encourage or participate in the submission of any proposal or offer from any person or entity relating to, or enter into or consummate any transaction relating to, any debt financing for the purpose of effecting or consummating any of the Transactions (an “Alternate Financing”), or (ii) participate in any discussions (other than responses to unsolicited communications in order to decline to further engage

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or discuss any Alternate Financing for the duration of the Exclusivity Period) or negotiations regarding, furnish any information with respect to, encourage, assist or participate in, or facilitate in any other manner, any effort or attempt by any person or entity to provide or arrange, or seek to provide or arrange, any Alternate Financing. You will notify us immediately if any person or entity, directly or indirectly makes any proposal or offer with respect to any Alternate Financing (whether solicited or unsolicited) and in such notice you will provide us with the identity of such person or entity and any substantive details disclosed to you, directly or indirectly, with respect to such Alternate Financing.

9. Miscellaneous.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Any signature (including, without limitation (x) any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record and (y) any facsimile or electronic transmission (e.g., “pdf” or “tif”) hereto or any other certificate, document or instrument related to this Commitment Letter or the transactions contemplated hereby, and any contract formation or record-keeping, in each case, through electronic means, shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any similar state law based upon the Uniform Electronic Transactions Act, and the parties hereto hereby waive any objection to the contrary.

This Commitment Letter (including the Term Sheet and any other attachments hereto or thereto) and the Fee Letter embody the entire agreement and understanding among us and you and your controlled affiliates with respect to the Facility and supersede all prior agreements and understandings relating to the specific matters contemplated herein. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and us. You may not assign your rights or obligations under this Commitment Letter, the Fee Letter or the Facility without the prior written consent of Perceptive (and any purported assignment without such consent shall be null and void). Perceptive may not assign its rights or obligations under this Commitment Letter or the Fee Letter without the prior written consent of the Borrower (and any purported assignment without such consent shall be null and void).

This Commitment Letter (including the Term Sheet and any other attachments hereto or thereto) and any claim, controversy or dispute (whether arising in contract, equity, tort or otherwise) arising under or related to this Commitment Letter shall be governed by, and construed and interpreted in accordance with the laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the state of New York; provided that (i) the interpretation of the definition of “Material Adverse Effect” and whether or not a Material Adverse Effect has occurred,

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and (ii) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof either the Borrower or its applicable affiliate has the right to terminate its or its applicable affiliate’s obligations under the Acquisition Agreement or to decline to consummate the transactions contemplated thereby and, in any case, claims or disputes arising out of any such interpretation or determination of any aspect thereof shall, in each case, be governed by and construed in accordance with the laws governing the Acquisition Agreement as applied to the Acquisition Agreement, without giving effect to any choice of law or conflict of law provision or rule of any jurisdiction that would cause the application of the law of any other jurisdiction.

You and we hereby irrevocably and unconditionally (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York (or any appellate court therefrom) over any suit, action or proceeding arising out of or relating to this Commitment Letter, (b) agree that all claims in respect of any action or proceeding shall be heard and determined in New York state or, to the extent permitted by law, federal court, and (c) agree that a final, non-appealable judgment in any such action may be enforced in other jurisdictions in any manner provided by law. You and we agree that services of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that such suit, action or proceeding has been brought in any inconvenient forum or otherwise based on lack of personal jurisdiction or improper venue. YOU AND WE HEREBY IRREVOCABLY AGREE TO WAIVE TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE TRANSACTIONS, THIS COMMITMENT LETTER (INCLUDING THE TERM SHEET OR ANY OTHER ATTACHMENTS HERETO OR THERETO) OR THE FEE LETTER OR THE PERFORMANCE OUR OBLIGATIONS HEREUNDER OR THEREUNDER.

Perceptive hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “USA PATRIOT Act”), it is required to obtain, verify and record information that identifies each Obligor, which information includes names, addresses, tax identification numbers and other information that will allow Perceptive to identify each Obligor in accordance with the USA PATRIOT Act and other applicable “know your customer” and anti-money laundering rules and regulations. This notice is given in accordance with the requirements of the USA PATRIOT Act.

The compensation, reimbursement, indemnification, jurisdiction, governing law, waiver of jury trial, sharing of information, no fiduciary duties, affiliate activities, confidentiality and exclusivity provisions contained herein shall remain in full force and effect regardless of whether Definitive Documentation shall be executed and delivered and notwithstanding termination of this Commitment Letter or our commitment hereunder;

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provided that in the event we terminate this Commitment Letter and our commitment hereunder pursuant to Section 2 above, the exclusivity provisions contained herein shall also terminate. Subject to the preceding sentence, you may terminate this Commitment Letter upon written notice to Perceptive at any time.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts of this Commitment Letter and the Fee Letter no later than 11:59 p.m., New York City time, on June 21, 2020. This offer will automatically expire at such time if we have not received such executed counterparts and payment of such fee in accordance with the preceding sentence. In the event that the Closing Date does not occur on or prior to the Commitment Termination Date, then this Commitment Letter shall automatically expire or terminate at such time. The “Commitment Termination Date” means the earliest to occur of (i) December 31, 2020, (ii) the consummation of the Acquisition without funding of the Facility, (ii) the termination of the Acquisition Agreement prior to the consummation of the Acquisition or (iv) the earlier termination of this Commitment Letter pursuant to the terms of the preceding paragraph.

We are pleased to have been given the opportunity to work with you in connection with this important financing.

[SIGNATURE PAGES FOLLOW]

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Very truly yours,

PERCEPTIVE CREDIT HOLDINGS III, LP

By: Perceptive Credit Opportunities GP, LLC, its general partner

By:	/s/ Sam Chawla

Name:	Sam Chawla
Title:	Portfolio Manager

By:	/s/ Sandeep Dixit

Name:	Sandeep Dixit
Title:	Chief Credit Officer

[Signature Page to Commitment Letter]

Accepted and agreed to as of the date first written above:

INVITAE CORPORATION

By:	/s/ Shelly D. Guyer

Name:	Shelly D. Guyer
Title:	Chief Financial Officer

[Signature Page to Commitment Letter]

EXHIBIT A

OUTLINE OF PROPOSED TERMS AND CONDITIONS

This Outline of Proposed Terms and Conditions (this “Term Sheet”) outlines certain (but not all) principal terms of the Facility referred to in the commitment letter to which this Term Sheet is attached (together with Exhibit A and each other annex, exhibit or other attachment hereto or thereto, the “Commitment Letter”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Commitment Letter.

Borrower:	Invitae Corporation (the “Borrower” or the “Company”).

Guarantors:	All of the Borrower’s subsidiaries (including after giving effect to the Acquisition) (the “Guarantors” and, together with the Borrower, the “Obligors”), other than certain foreign and immaterial subsidiaries that may be mutually agreed upon in the Definitive Documentation (collectively, the “Excluded Subsidiaries”).

Administrative Agent	Perceptive Credit Holdings III, LP or any other investment funds managed and controlled by Perceptive Advisors LLC (collectively, the “Administrative Agent”).

Lenders:	Perceptive Credit Holdings III, LP or any other investment funds managed and controlled by Perceptive Advisors LLC, and other institutional lenders and investors reasonably acceptable to Perceptive and the Borrower (collectively, the “Lenders”).

Facility:	A senior secured term loan facility (the “Facility”) in an aggregate principal amount of up to $200,000,000, the “Facility Amount”); provided, that the Borrower may borrow less than the full Facility Amount but, in any event, no less than $135,000,000 on the Closing Date.

Purpose:	The Facility shall be used (i) to finance, in whole or in part, the Acquisition, (ii) to pay fees, costs and expenses (including legal fees, costs and expenses) related to the foregoing, the Facility and the other Transactions and (iii) for other general working capital purposes.

Closing Date:	The “Closing Date” shall be the date of the satisfaction or waiver of the conditions set forth in Annex 1 and the initial funding of the Facility.

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Financing Availability:

Loans under the Facility will be made available in a single Borrowing on the Closing Date. The Facility will be made available in U.S. Dollars. Any portion of the commitment that is unused on the Closing Date shall be cancelled.

Once repaid in whole or in part, amounts drawn under the Facility may not be re-borrowed.

Maturity Date:	Amounts outstanding under the Facility will mature on (such date, the “Maturity Date”) (i) June 1, 2024 if, at such time, the Borrower’s 2.00% convertible senior notes due 2024 (the “2024 Notes”) are outstanding and are due to mature on or prior to September 1, 2024; provided that if, prior to such date, the maturity of at least eighty percent (80%) of the 2024 Notes is extended to a date that is prior to September 1, 2025, the Maturity Date shall automatically be deemed extended to the date that is 90 days prior to the 2024 Notes’ maturity date; and (ii) otherwise, on June 1, 2025.

Interest:

With respect to any Borrowing, outstanding principal amounts borrowed will accrue interest at an annual rate equal to eight and three quarters of a percent (8.75%) (the “Applicable Margin”) plus the greater of (i) three-month LIBOR and (ii) two percent (2.00%) per annum. The Definitive Documentation shall include customary LIBOR replacement provisions that provide that the Administrative Agent and the Borrower shall select the successor reference rate and mutually agree to any corresponding adjustment to the Applicable Margin.

Interest will be payable quarterly in arrears in cash and will be calculated on the basis of the actual number of days elapsed based on a 360-day year.

Upon the occurrence and during the continuance of a payment or bankruptcy Event of Default (to be defined in the Definitive Documentation), the Applicable Margin will automatically increase by three percent (3.00%) per annum.

Upon the occurrence and during the continuance of any other Event of Default, the Applicable Margin will, at the Lenders’ election and after written notice thereof by the Lenders to the Borrower, increase by three percent (3.00%) per annum.

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Amortization:	The Facility will be interest only until the Maturity Date. On the Maturity Date, the entire remaining unpaid and outstanding balance of the Facility will be payable in full and in cash.

Warrants:

On the Closing Date, the Borrower will issue to the Lenders warrants (the “Warrants”) exercisable into 1,000,000 shares of the Borrower’s common stock. The per share exercise price of such Warrants shall be equal to the per share price of the shares of common stock sold pursuant to the Borrower’s proposed PIPE transaction contemplated to occur prior to the Closing Date.

The Warrants will be exercisable until the seventh (7th) anniversary of the Closing Date and will be subject to customary warrant holder rights and protections, including customary adjustments for stock dividends, splits, reclassifications and the like (for purposes of clarity, no such adjustments will be made for additional equity issuances below the exercise price); provided that the terms set forth above are subject to compliance with New York Stock Exchange listing rules.

Prepayment Fee:	The Borrower will be permitted to prepay, at any time and in whole or in part, any Borrowings under the Facility, subject to the payment of a prepayment fee (an “Early Prepayment Fee”) on the amount of such principal prepayment as follows:

If prepaid during months 1-36:	106%
Thereafter (but prior to the Maturity Date):	104%

In addition to the Early Prepayment Fee, if the Borrower prepays any principal amount outstanding under the Facility prior to the second (2nd) anniversary of the Closing Date, the Borrower shall be required to pay a make-whole fee equal to the interest, fees (other than any Early Prepayment Fee) and any other amounts the Lenders would have earned in respect of such prepaid principal amount for the period beginning on the date of such prepayment through and including the second (2nd) anniversary of the Closing Date had such prepayment not been made.

Documentation Principles:	The definitive documentation for the Facility (the “Definitive Documentation”) will be consistent with the terms and conditions set forth in this Commitment Letter and will contain such other terms as the Borrower and the Lenders may

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agree; it being understood and agreed that the Definitive Documentation will (i) not contain any conditions to the availability and funding of the Facility on the Closing Date that are inconsistent with the Certain Funds Provision and (ii) otherwise be consistent with Perceptive’s customary documentation for secured financing transactions in the United States of the type contemplated.

Collateral:	Subject to the Certain Funds Provision, the Facility will be secured by a first priority lien on all existing and after-acquired tangible and intangible assets of the Obligors and their respective subsidiaries, other than Excluded Subsidiaries (collectively, “Collateral”), including, but not limited to, all issued and outstanding stock of the Borrower’s and the other Obligors’ subsidiaries (other than Excluded Subsidiaries), cash, bank accounts, accounts receivable, inventory, intellectual property, general intangibles, PP&E, other equity interests owned by such Obligor, licenses and rights to royalties.

Covenants:

Subject to the Certain Funds Provision, the Definitive Documentation will contain, among other things, affirmative and negative covenants customary for financing transactions of the type contemplated and others reasonably appropriate for the contemplated transactions, including, but not limited to, the following: (i) limitations on the incurrence of additional indebtedness (subject to reasonable and customary exceptions, including without limitation, for hedging for non-speculative purposes, capital leases, letters of credit and corporate credit cards and subordinated debt (subject to subordination terms reasonably satisfactory to the Administrative Agent), in each case subject to caps to be mutually agreed upon), (ii) limitations on liens (subject to reasonable and customary exceptions, including without limitation, liens supporting capital lease obligations and cash collateral posted in connection with letters of credit, in each case subject to caps to be mutually agreed upon), (iii) limitations on asset sales (subject to reasonable and customary exceptions, including without limitation, dispositions of inventory and other dispositions in the ordinary course, transfers among Obligors and dispositions of obsolete, unused or immaterial assets), (iv) limitations on acquisitions (subject to reasonable and customary exceptions, including without limitation, acquisitions below certain individual and aggregate caps to be mutually agreed upon), (v) limitations on investments, dividends and other similar distributions (subject

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to reasonable and customary exceptions, including without limitation investments in certain subsidiaries and in amounts to be mutually agreed upon, repurchases in connection with employee stock purchase plans and distributions to Obligors), (vi) limitations on related-party transactions (subject to reasonable and customary exceptions, including, without limitation, transactions in the ordinary course, transactions on arms-length terms), and (vii) delivery of customary financial information, including quarterly and annual financial statements, together with reasonable and customary compliance certifications, and other customary information and notice delivery requirements.

In addition to the covenants listed above, the Definitive Documentation will include only the following financial covenants: (i) a requirement to maintain at all times (in one or more controlled U.S. deposit accounts) a minimum cash balance of $7,500,000 (the “Minimum Liquidity Covenant”) and (ii) a requirement (tested and calculated quarterly) to achieve trailing twelve-month revenues at minimum quarterly levels to be mutually agreed upon in the Definitive Documentation based on pro forma annual revenues of no less than $200,000,000 for 2020, $300,000,000 for 2021 and $400,000,000 for 2022 and thereafter.

Representations, Warranties and Events of Default:	Customary for financing transactions of the type contemplated, subject to the Certain Funds Provision and, with respect to Events of Default, reasonable cure periods to be mutually agreed upon in the Definitive Documentation.

Conditions Precedent:	Subject to the limitation set forth in the Certain Funds Provision, the availability of the Facility on the Closing Date shall be subject only to the conditions set forth on Annex 1.

Expenses:	Regardless of whether the Closing Date occurs, the Borrower will promptly, upon delivery by the Lender of an invoice, pay all reasonable and documented costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of the definitive documentation for the Facility, including the legal fees and expenses of one counsel to the Lenders taken as a whole and, if necessary, of one local counsel in any relevant jurisdiction and, in the case of an actual or reasonably perceived conflict of interest where the Lenders affected by such conflict notifies the Borrower of the existence of such conflict, of another firm of counsel for each group of similarly affected Lenders in each relevant jurisdiction.

Governing Law:	New York

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Annex 1

Conditions Precedent

The availability of the Facility on the Closing Date shall be subject solely to the satisfaction (or waiver by the Lenders) of the conditions precedent set forth in Section 4 of the Commitment Letter and the following conditions precedent (subject to the Certain Funds Provision in all respects):

1.

The Acquisition shall have been consummated pursuant to the terms of that certain Acquisition Agreement, entered into as of the date hereof, by and between the Borrower and the Target (including the exhibits, schedules, annexes, disclosure letters and all material related documents) (the “Acquisition Agreement”), and no provision of the Acquisition Agreement shall have been waived, consented, amended, supplemented or otherwise modified in a manner material and adverse to the Lenders without the consent of the Lenders (not to be unreasonably withheld, delayed, denied or conditioned); provided that any change in the form or amount of the consideration for the Acquisition shall require the Lenders’ consent (not to be unreasonably withheld, delayed, denied or conditioned).

2.

The Acquisition Agreement Representations and the Specified Representations (each as defined in the Commitment Letter) shall be true and correct in all material respects (except in the case of any Specified Representation which expressly relates to a given date or period, which Specified Representation will be true and correct in all material respects as of the respective date or for the respective period, as the case may be) at the time of, and after giving effect to, the borrowing on the Closing Date.

3.	No Company Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred after the date of the Acquisition Agreement that is continuing.

4.

The execution and delivery by the Obligors of the Definitive Documentation consistent with the terms set forth or referred to in the Commitment Letter and the Term Sheet to which they are a party, subject to the Certain Funds Provision.

5.

Subject to the Certain Funds Provision, the Administrative Agent and the Lenders shall have received evidence that all actions necessary to establish that the Administrative Agent (for the ratable benefit of itself and the Lenders) will have a first priority, perfected lien (subject to liens permitted under the Definitive Documentation) in the Collateral have been taken.

6.	All Warrants shall have been issued and delivered to the Lenders.

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7.

The refinancing or repayment (including through use of the Facility) of all existing third party debt for borrowed money under that certain Credit and Guaranty Agreement, dated as of May 10, 2019 (as amended, supplemented or otherwise modified from time to time), by and among the Target, the subsidiary guarantors party thereto, the lenders party thereto and Perceptive Credit Holdings II, LP, as administrative agent. On the Closing Date, after giving effect to the Transactions, neither the Borrower nor any of its subsidiaries (including the Target) shall have any material indebtedness for borrowed money other than the Facility and other indebtedness not prohibited by the terms of the Definitive Documentation.

8.

The Administrative Agent and the Lenders shall have received customary legal opinions of counsel to the Obligors, corporate organizational documents of the Obligors, a good standing certificate of each of the Obligors from their respective jurisdictions of organization, resolutions and a customary closing certificate of each Obligor, and a customary borrowing notice, in each case, as are customary for transactions of this type.

9.

The Administrative Agent and the Lenders shall have received evidence that the Borrower has obtained all necessary or required consents or approvals of any Governmental Authority, including any anti-trust authority, or any other person or entity that is required to be obtained pursuant to the terms of the Acquisition Agreement in connection with the completion of the Acquisition.

10.	The Borrower shall be in compliance with the Minimum Liquidity Covenant.

11.

The Administrative Agent and the Lenders shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower and the Target and their respective subsidiaries, for the two (2) most recently completed fiscal years and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower and the Target and their respective subsidiaries for the first, second and, if available at such time, third fiscal quarter of 2020 at least two (2) business days prior to the Closing Date; provided that filing of the required financial statements on form 10-K or form 10-Q will satisfy the foregoing requirements.

12.

The Administrative Agent and the Lenders shall have received copies of each pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Borrower and its subsidiaries required to be filed with the SEC in connection with the Transactions at least two (2) business days prior to the Closing Date.

13.

The Administrative Agent and the Lenders shall have received a solvency certificate from the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Borrower in substantially the form of Annex 2 certifying that the Borrower and its subsidiaries, after giving effect to the borrowing on the Closing Date, are solvent.

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14.

The Administrative Agent and the Lenders shall have received all fees (including those payable pursuant to the Fee Letter) and, to the extent invoiced at least three (3) business days prior to the Closing Date, expenses expressly required to be paid on or prior to the Closing Date pursuant to the Definitive Documentation.

15.

Each Lender shall have received, at least three (3) business days prior notice of the Closing Date (to the extent requested in writing at least three (3) business days prior to the Closing Date), all documentation and other information with respect to the Borrower that such Lender reasonably determines is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act and, to the extent applicable, 31 C.F.R. § 1010.230.

16.	The Closing Date shall occur prior to the Commitment Termination Date.

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Annex 2

Form of Solvency Certificate

SOLVENCY CERTIFICATE

[DATE]

This Solvency Certificate (this “Certificate”) is delivered pursuant to Section [__] of that certain Credit Agreement and Guaranty, dated as of [_________], 2020 (as amended or otherwise modified from time to time, the “Credit Agreement”), among [________]. Capitalized terms used herein and not otherwise defined herein are used herein as defined in the Credit Agreement.

The undersigned hereby certifies on behalf of the Borrower as of the date hereof as follows:

1. I am the Chief Financial Officer of the Borrower and am duly authorized to execute and deliver this Certificate on behalf of the Borrower. I have been employed in positions involving responsibility for the management of the financial affairs of the Borrower. I have, together with other officers of the Borrower, acted on behalf of the Borrower in connection with the transactions contemplated by the Credit Agreement and the other Loan Documents.

2. I have carefully reviewed the contents of this Certificate and have conferred with legal counsel for the Borrower for the purpose of discussing the meaning of its contents.

The undersigned hereby further certifies, solely in [his][her] capacity as Chief Financial Officer of the Borrower and not in any individual capacity and without personal liability, that as of the date hereof and after giving effect to all the transactions contemplated by the Credit Agreement and the other Loan Documents, including any Borrowings thereunder, and the incurrence of any other Indebtedness contemplated thereunder, and after giving effect to all rights of indemnity, obligation and contribution, as follows:

(i) The fair value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, at a fair valuation, exceeds their debts and liabilities, subordinated, contingent or otherwise.

(ii) The present fair saleable value of the property of the Borrower and its Subsidiaries, on a consolidated basis, will be greater than the amount that will be required to pay the probable liabilities on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured.

(iii) The Borrower and its Subsidiaries, on a consolidated basis, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

(iv) The Borrower and its Subsidiaries have not, and do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature.

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(v) The Borrower and its Subsidiaries, on a consolidated basis, will not have an unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and expected to be conducted following the date hereof.

(vi) No transfer of property is being made by the Borrower or any of its Subsidiaries and no obligation is being incurred by the Borrower or any of its Subsidiaries in connection with the transactions contemplated by the Credit Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of the Borrower or any of its Subsidiaries.

In computing the amount of the contingent liabilities of the Borrower and its subsidiaries as of the date hereof, such liabilities have been computed at the amount that, in light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has executed this certificate solely in [his][her] capacity as Chief Financial Officer of the Borrower (and not in an individual capacity and without personal liability) on the date first written above.

INVITAE CORPORATION

By
Name:
Title:

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